SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period April 2005

PROTHERICS PLC
(Translation of Registrant's Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): __X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-____.

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: April 29 2005

By: ______________________

Barrington M. Riley
Finance Director

1108743.1

TOTAL P.02

A copy of this document, which comprises listing particulars relating to Protherics PLC prepared in accordance with the Listing Rules of the UK Listing Authority made under section 74(4) of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act. Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to listing on the Official List and to the London Stock Exchange for such shares to be admitted to trading on its market for listed securities. It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence on 25 January 2005.

PROTHERICS PLC

(incorporated and registered in England and Wales under number 2459087)

LISTING PARTICULARS

FOR THE ADMISSION TO THE OFFICIAL LIST OF THE UK LISTING AUTHORITY AND TO TRADING ON THE LONDON STOCK EXCHANGE

OF 11,692,292 NEW ORDINARY SHARES

TO BE ISSUED ON A CONVERSION OF 2,923,073 CONVERTIBLE LOAN NOTES

Code Securities Limited is acting exclusively as sponsor and financial adviser for Protherics PLC in relation to the Conversion and for no one else and will not be responsible to anyone other than Protherics PLC for providing the protections afforded to customers of Code Securities Limited or for providing advice in relation to the Conversion.

The New Ordinary Shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States or any province or territory of Canada, the Republic of Ireland, Australia or Japan. Subject to certain exceptions, the New Ordinary Shares may not be offered, sold, renounced, taken up or delivered, directly or indirectly, in or into the United States, Canada, the Republic of Ireland, Australia or Japan or their respective territories and possessions.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

First date for conversion of Convertible Loan Notes	20 December 2004
Date of issue of New Ordinary Shares	25 January 2005
Admission and Dealings in New Ordinary Shares commence	25 January 2005
CREST stock accounts credited for the New Ordinary Shares	25 January 2005
Definitive share certificates for New Ordinary Shares despatched by	25 January 2005

CONVERSION STATISTICS

Number of Ordinary Shares in issue prior to Conversion	228,728,214
Number of New Ordinary Shares subject to Conversion	11,692,292
Number of Ordinary Shares in issue following Conversion	240,420,506

DIRECTORS, SECRETARY AND ADVISERS

Directors	Stuart Michael Wallis	Chairman and Non-Executive Director
	Andrew John Heath	Chief Executive Officer
	James Campbell Christie	Operations Director
	Barrington Marshall Riley	Finance Director
	David Whitnall Gration	Deputy Chairman and Non-Executive Director
	Anthony Atkinson	Non-Executive Director
	John Robert Brown	Non-Executive Director
	Garry Watts	Non-Executive Director
Registered Office	The Heath Technical and Business Park Runcorn Cheshire WA7 4QF	
Secretary	Barrington Marshall Riley	
Sponsor and Financial Adviser	Code Securities Limited 30 St James's Square London SW1Y 4AL	
Lawyers to the Company	Ashurst Broadwalk House 5 Appold Street London EC2A 2HA	
Reporting Accountants	Deloitte & Touche LLP 201 Deansgate Manchester M60 2AT	
Registrars	Neville Registrars Limited Neville House 18 Laurel Lane Halesowen West Midlands B63 3DA	

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"ACT"	the Companies Act 1985, as amended
"ACQUISITION"	the acquisition by the Company on 18 June 2003 of the entire issued and to be issued share capital of Enact
"ADMISSION"	admission of the New Ordinary Shares (i) to listing on the Official List and (ii) to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with paragraph 7.1 of the listing rules of the UK Listing Authority and the Standards respectively
"CODE SECURITIES"	Code Securities Limited
"CONVERSION"	the conversion by Convertible Loan Noteholders of (pounds sterling)2,923,073 in nominal value of their Convertible Loan Notes into New Ordinary Shares under the terms of the Convertible Loan Notes
"CONVERSION NOTICE"	a notice served on the Company by a Convertible Loan Noteholder in accordance with the terms of the Convertible Loan Note exercising his or her right to convert the Convertible Loan Notes held into Ordinary Shares
"CONVERTIBLE LOAN NOTEHOLDERS"	holders of Convertible Loan Notes
"CONVERTIBLE LOAN NOTES" or the "NOTES"	the 7,196,192 6 per cent. Unsecured Convertible Loan Notes 2010 of (pounds sterling)1 each of Protherics, further details of which are contained in Part 1 of this document
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the Regulations)
"DIRECTORS" or "BOARD"	the board of directors of Protherics PLC, whose names are set out in Part V of this document
"ENACT"	Enact Pharma PLC, a wholly-owned subsidiary of the Company and its subsidiary undertakings
"EU"	the European Union
"GROUP"	Protherics PLC and its subsidiary undertakings
"LISTING RULES"	the Listing Rules of the UKLA
"LONDON STOCK EXCHANGE"	London Stock Exchange plc
"NEW ORDINARY SHARES"	the 11,692,292 new Ordinary Shares proposed to be issued by the Company pursuant to the Conversion
"OFFICIAL LIST"	the Official List of the UKLA
"ORDINARY SHARES"	ordinary shares of 2 pence each in the capital of Protherics

"PROTHERICS" or "COMPANY"	Protherics PLC
"REGULATIONS"	the Uncertificated Securities Regulations 1995 (SI 1995/3272)
"REGISTRARS"	Neville Registrars Limited of Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA
"SHARE OPTION SCHEMES"	the Company's various share option schemes more particularly described in paragraph 6 of Part V of this document
"SHAREHOLDERS"	holders of Ordinary Shares
"STANDARDS"	the requirements contained in the publication "Admission and Disclosure Standards" containing, inter alia, the admission requirements for trading on the London Stock Exchange's markets for listed securities
"UK LISTING AUTHORITY" or "UKLA"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"UNITED KINGDOM" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"UNITED STATES" or "US"	the United States of America, including its territories and possessions, any State of the United States of America and the District of Columbia.

PART I

INFORMATION ON THE CONVERSION OF CONVERTIBLE LOAN NOTES

On 29 May 2003, the Board announced the acquisition of the entire issued and to be issued share capital of Enact for approximately (pounds sterling)7.9 million. As part of the consideration for the Acquisition, the Company issued (pounds sterling)7,196,192 of Convertible Loan Notes to shareholders of Enact. Under the terms of the Convertible Loan Notes, the Notes became convertible into Ordinary Shares on 20 December 2004. The Board announced the Conversion on 20 January 2005, which is being effected by Convertible Loan Noteholders pursuant to the terms of the Convertible Loan Notes. Under the Conversion, certain Convertible Loan Noteholders have elected in writing to convert their Convertible Loan Notes amounting, in aggregate, to (pounds sterling)2,923,073 in nominal value of the Notes, into New Ordinary Shares at a conversion price of 25 pence for each (pounds sterling)1 Convertible Loan Note. As a result of the Conversion, 11,692,292 New Ordinary Shares will be issued by the Company on 25 January 2005.

Under Rule 5.27(e) of the Listing Rules, a Company must issue listing particulars in circumstances when a proposed issue of shares would increase the shares in a class already listed by more than 10 per cent. In determining what constitutes an issue of shares for the purposes of Rule 5.27(e), a series of issues in connection with a single transaction, or a series of transactions that is regarded by the UKLA as a single transaction, will be deemed to be a single issue of shares. As a result, all Ordinary Shares issued in connection with the Acquisition will be aggregated in determining whether 10 per cent. of the class of Ordinary Shares have been issued. The issue of New Ordinary Shares to be effected on the Conversion, when aggregated with the 18,804,468 Ordinary Shares issued pursuant to a placing at the time of the Acquisition on 4 June 2003 and the 81,205 Ordinary Shares issued on 2 November 2004 as consideration for the cancellation of indebtedness to ex-employees of Enact, will result in an increase of more than 10 per cent. of the Company's Ordinary Shares in issue, and therefore this document constitutes listing particulars for the purposes of the Listing Rules.

PRINCIPAL TERMS OF THE CONVERSION

The Conversion is being effected pursuant to the terms of the Convertible Loan Notes. As of 19 January 2005, being the last practicable date prior to the publication of this document, Convertible Loan Noteholders have elected to convert (pounds sterling)2,923,073 in nominal value of the Convertible Loan Notes into New Ordinary Shares on the basis of:

4 NEW ORDINARY SHARES FOR EVERY (pounds sterling)1 IN NOMINAL VALUE OF THE CONVERTIBLE LOAN NOTES

held. The New Ordinary Shares will rank pari passu with the existing issued Ordinary Shares.

As detailed above, Convertible Loan Noteholders are now entitled to convert their Notes into Ordinary Shares. The Conversion will have no effect on the rights and obligations attaching to those Convertible Loan Notes not subject to the Conversion.

TAXATION

Certain information on United Kingdom taxation of capital gains and dividends, stamp duty and stamp duty reserve tax with regard to the Conversion is set out in paragraph 8 of Part V of this document.

CREST

The Ordinary Shares are admitted to the CREST system. Convertible Loan Noteholders with a CREST participant ID and member account ID will be able to take up New Ordinary Shares in uncertificated form. For Convertible Loan Noteholders who wish to receive New Ordinary Shares in certificated form, definitive share certificates will be despatched by 25 January 2005. Pending receipt of certificates in respect of such New Ordinary Shares, transfers will be certified against the register of members.

PART II

INFORMATION ON THE GROUP

INTRODUCTION

Protherics is an international biopharmaceutical company, engaged in the research, development, production and commercialisation of immunopharmaceuticals and cancer therapies. Protherics was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc., and has a number of products, some already generating revenues and some in research and development, targeting opportunities with the potential to generate considerable revenues.

Protherics' business is currently focused on marketing, manufacturing and developing products in three areas:

o emergency medicines used in emergency rooms or intensive care units for the treatment of medical emergencies (CroFabTM, DigiFabTM, ViperaTAbTM, VoraxazeTM, CytoFabTM);

o cancer therapeutics (NQO2); and

o chronic diseases where vaccines may improve long-term treatment of major diseases (Angiotensin Vaccine and VEGF vaccine).

In 2001, Protherics launched its first FDA-approved product, CroFabTM, the first new rattlesnake antivenom on the US market for fifty years, and this was closely followed by the US launch of DigiFabTM, a treatment for the toxic effects of overdose with the heart drug, digoxin. Protherics also generates revenues from a third product, ViperaTAbTM, which is sold in Europe for the treatment of adder bites, and from licensing revenues from a BSE test sold by Enfer Scientific Limited ("Enfer").

In June 2003, Protherics acquired Enact, an OFEX traded company which further strengthened Protherics' clinical pipeline, principally through the addition of VoraxazeTM, a late stage clinical development product for the treatment of methotrexate toxicity, and NQO2, a cancer therapeutic targeting liver and colorectal cancer which started Phase I trials in May 2004.

Protherics employs approximately 190 staff and has operations in the UK, US and Australia. The Company has administration functions and research and development laboratories in Cheshire, manufacturing facilities in Wales and Australia, commercial development, clinical development and regulatory facilities in Nashville, Tenessee, US, a rattle snake venom production facility in Utah, US, and a small corporate office in London.

STRATEGY

The strategic priority of Protherics is to continue to build a self-sustaining, financially viable, biopharmaceutical company. Protherics has focused its development efforts on late stage products which have the ability to generate revenues in the near-term, and where a significant proportion of revenues may be retained by establishing its own specialist salesforce. The Company plans to use revenues from the emergency medicines business to fund the development of a robust and balanced pipeline of products.

The Company intends to continue to use industry collaborations and acquire product candidates at various stages of clinical development where it believes it can leverage its commercial, regulatory and manufacturing skills to achieve its goals, and where it believes it is in the best interests of Shareholders.

TECHNOLOGY PLATFORMS

Protherics's immunopharmaceuticals and cancer therapies are based on the following technology platforms:

Antibody technology

Protherics's antibody technology encompasses the isolation, purification and formulation of a new generation of polyclonal ovine antibodies. This technology can produce suitable therapies to neutralise a variety of substances including cytokines, venoms and drugs.

The technology allows the production of highly purified specific fragments (Fab) of whole IgG antibodies. These Fab fragments leave the bloodstream more readily than whole IgG antibodies and can diffuse into tissues to neutralise the substance against which the Fab fragment has been targeted.

These Fab fragments are manufactured in Protherics' own production facility in Wales by processing of serum that is derived from sheep housed by Protherics in Australia. Protherics has fully developed, manufactured and commercialised three products - CroFabTM, DigiFabTM, and ViperaTAbTM based on this technology.

Vaccine technology

Protherics's vaccine technology is focused on the production of vaccines to treat chronic diseases. Unlike traditional vaccines, which stimulate the body's immune system to produce antibodies against a potential external infection, therapeutic vaccines involve immunising a patient so as to stimulate the immune system to produce antibodies against an internal disease-causing substance.

This process is achieved by chemically linking an analogue of a naturally occurring peptide to a carrier protein to form an immunogen. On injection, the immune system should identify the immunogen as foreign and produce antibodies against it, which should then bind to the naturally occurring peptide and neutralise its action.

Angiotensin Vaccine for the treatment of high blood pressure is the most advanced programme in clinical development using this technology.

PRODUCT PORTFOLIO

Revenue generating products

Protherics has successfully developed and manufactured two products to the regulatory approval of the FDA in the US, CroFabTM and DigiFabTM, which are both sold in the US through Fougera Inc, a division of Altana Inc ("Fougera"). Protherics also gains income from licensing revenues from a BSE test sold by Enfer, named patient sales of ViperaTAbTM through Swedish Orphan International AB ("Swedish Orphan"), and named patient sales of VoraxazeTM.

Product	Indication	Status	Partner/Licensee	Directors' estimate of annual market potential
CroFabTM	Rattlesnake antivenin	Launched in US Q1 2001	Fougera Inc. (US)	$80m (shared 50/50 with Fougera)
DigiFabTM	Reversal of digoxin toxicity	Launched in US Q1 2002; EU submission planned 2005	Fougera Inc. (US) Beacon Pharmaceuticals Limited (EU)	$30m (shared with partners)
ViperaTAbTM	Common adder antivenin	Named patient basis in EU	Swedish Orphan International AB	$4-5m
VoraxazeTM	Reversal of methotrexate toxicity	Named patient basis in EU. US and EU submissions planned 2005	Own sales force planned on approval	$200m
TSE diagnostic technology	Post-mortem detection of BSE and other prions	Launched in EU and US	Enfer Scientific Limited	$20m

CroFabTM

CroFabTM is a treatment for bites from North American rattlesnakes, which was granted FDA approval in October 2000, making it the first new entry into the US antivenom market in over 50 years. CroFabTM has an excellent safety profile which has encouraged clinicians to expand its use into the earlier treatment of milder bites and also into bites of Copperhead snakes, a previously un-served market. CroFabTM is now the only product currently detailed in the US for these bites.

There are approximately 8,000 venomous snakebites in the US each year giving an estimated market value for this product of $80 million per annum. In the six months ended 30 September 2004, Protherics had sales of (pounds sterling)7.4 million from CroFabTM (currently shared 50/50 with Fougera).

DigiFabTM

DigiFabTM is a polyclonal antibody product for the treatment of digoxin overdose. Digoxin is a widely prescribed drug for the treatment of cardiac conditions. It has a narrow therapeutic range which can cause life-threatening toxicity. In August 2001, the Company received FDA approval for marketing DigiFabTM in the US, the primary source of demand for the product, and Fougera began distribution of the product in the US in February 2002. There is one similar product in the US market, and the Company is looking to increase its share of the market by active marketing via Fougera.

It is estimated that approximately 7,500 cases of digoxin poisoning occur every year in Europe and the US, with an estimated market size of $30 million per annum. Protherics has entered into a licensing agreement with Beacon Pharmaceuticals Limited for the marketing of DigiFabTM in Europe, and Protherics has submitted an application for marketing authorisation for DigiFabTM in the UK. Approval is anticipated in the second half of 2005. If received, the UK approval would facilitate mutual recognition of marketing approval throughout the EU. In the six months ended 30 September 2004, Protherics had sales of (pounds sterling)2.6 million from DigiFabTM.

ViperaTAbTM

ViperaTAbTM is a venom antidote product for the treatment of snakebites from the European common adder. This product is currently being sold on a named patient basis in Europe under an agreement with Swedish Orphan. The Company also supplies ViperaTAbTM to the US Department of Defense. In the six months ended 30 September 2004, ViperaTAbTM had sales of (pounds sterling)0.1 million.

VoraxazeTM

Prior to its acquisition in June 2003 by the Company, Enact had in-licensed its lead compound, VoraxazeTM (glucarpidase, previously known as carboxypeptidase G2 or CPG2), which is used as a rescue therapy for methotrexate toxicity. Methotrexate is an established drug in cancer therapy with a known toxicity profile. Support therapy, such as the use of leucovorin, is routinely used to counteract general methotrexate toxicity, but it is ineffective in some cases and does not reduce high levels of methotrexate circulating in the body. VoraxazeTM is a recombinantly produced enzyme which rapidly breaks down methotrexate, thus reducing the potential for it to cause further toxicity.

VoraxazeTM is already used on a compassionate basis through the National Cancer Institute in the US. VoraxazeTM was granted orphan drug status in the EU in February 2003 and in the US in August 2003. Sales on a named patient basis commenced in Europe in January 2004. Regulatory submission to FDA and European authorities is planned for the first half of 2005 and, pending approval from these authorities, a full commercial US and European launch is anticipated in 2006.

BSE diagnostic test

There has been significant public concern in Europe and North America with respect to bovine spongiform encephalopathy ("BSE" -- colloquially known as "mad cow disease"). The Company has licensed its intellectual property in transmissible spongiform encephalopathy ("TSE") diagnosis in animals to Enfer for application in the worldwide development and marketing of a test to determine whether beef carcasses are infected with BSE. Enfer markets the test in Ireland and has entered into a marketing agreement with Abbott Laboratories to market the test in other territories, initially focusing on the rest of the European market. In April 2004, Abbott Laboratories received approval from the US Department of Agriculture to sell the test in the US.

In the six months ended 30 September 2004, Protherics recorded royalty payments of (pounds sterling)0.4 million.

Products in clinical trials

Product	Indication	Status
Angiotensin Vaccine	Hypertension	Phase II trial complete with early formulation
CytoFabTM	Sepsis	End Phase II meeting with FDA completed
NQO2	Liver and colorectal cancer	Phase I/II trial

Angiotensin Vaccine

The Angiotensin Vaccine is being developed for the treatment of high blood pressure (hypertension), a major risk factor for serious diseases such as heart attacks and strokes. The vaccine acts by suppressing the actions of angiotensin peptides, which are hormones involved in the control of blood pressure. Hypertension is the single largest pharmaceutical market worth $36 billion per annum.

A first generation formulation of the product showed encouraging results in Phase I and II clinical trials in volunteers and patients with mild/ moderate hypertension, and Protherics has now commenced a clinical evaluation of alternative, potentially improved, formulations of the vaccine incorporating third party proprietary adjuvants, which have demonstrated potential for stimulating a much stronger immune response in pre-clinical models.

CytoFabTM

CytoFabTM (formerly CytoTabTM) is a product designed to neutralise tumour necrosis factor alpha (TNF-). The body's inflammatory response to trauma, as well as other infections and diseases often involves the release of high levels of cytokines, such as TNF-, which themselves may have serious or even life-threatening effects. Clinical trials have demonstrated that CytoFabTM can effectively neutralise TNF-, indicating that it could be useful for treating or preventing a number of inflammatory diseases. Development of CytoFabTM is currently focused on sepsis, where the Company's clinical trials have shown the most promise.

In June 1998, the Company terminated its clinical Phase IIb trial in sepsis early, having recruited 81 out of 300 patients required for this study. This trial was terminated because the Company believed at that time that the commercial risk posed to it was too great for the potential reward. However, data coordinated by Vanderbilt University from the 81 patients enrolled in the Phase IIb trial shows that CytoFabTM demonstrated a statistically significant reduction in two of the key clinical endpoints being studied: the amount of time patients remained in the intensive care unit and the amount of time patients required assisted ventilation.

An end of Phase II meeting with the FDA was held in September 2003 to agree a programme for the further development of CytoFabTM. The agreed programme included a simplified manufacturing process and a reduction in the size of the proposed Phase III clinical trial. The Company is now seeking a collaborative partner to enable further clinical evaluation of CytoFabTM for sepsis, and discussions are taking place with potential partners.

It is estimated that around 750,000 patients develop sepsis in the US each year, of which up to 30% will die as a result. The Eli Lilly product, Xigris (Registered Trademark) , is the only product currently available for the treatment of sepsis, but its clinical use is limited by side effects relating to its mechanism of action. The Directors believe that a product opportunity in excess of $1 billion exists for a safe and efficacious product in this market.

NQO2

NQO2 is an endogenous enzyme found naturally and at high levels in certain tumour types, most notably hepatic (liver) cell carcinoma ("HCC"). There are no effective treatments for HCC and the recurrence rate is high; current survival after diagnosis is typically only a few months. HCC is a common cancer with an increasing incidence in the US and Europe.

Through the acquisition of Enact in June 2003, the Company has acquired a potential cancer therapy that utilises the intrinsic over-expression of NQO2 in certain tumours. NQO2 can, in the presence of a synthetic co-factor, EP-O152R, identified by Enact, activate the prodrug (inactive form of the drug) CB1954, to its potent cytotoxic form, which is over a thousand-fold more potent than the parent prodrug. As the activation of the prodrug CB1954 occurs relatively selectively in the tumour and less so in normal healthy cells due to the respective differences in the levels of NQO2, the therapy should confer the specificity lacking from the majority of commonly used chemotherapy treatments.

Patents protecting the Company's technology in regard to the co-factor have already been granted in the UK and the US, and are under examination in other territories.

Following favourable pre-clinical data, a Phase I trial in which CB1954 and EP-0125R are given separately and in combination to patients with refractory cancer commenced in May 2004. The study is being undertaken by Cancer Research UK at two sites in the UK. The primary endpoint of this trial will be to establish safety and tolerability, while the secondary endpoint will be to document any anti-tumour activity.

INTELLECTUAL PROPERTY

The Company's policy is to protect and defend the intellectual property associated with its technology and products, principally through patent protection. The Company also believes that sufficient steps have been taken to ensure that trade secrets, such as Protherics's animal husbandry techniques, manufacturing techniques for conjugate vaccines and recombinant proteins and processes for the large-scale production of polyclonal antibodies, are protected.

The Company has optimised the production and purification of polyclonal antibodies and has developed extensive proprietary knowledge in this area, combining scientific, veterinary and large-volume processing skills. The Company has been granted patents and has applied for additional patents in the US, Europe and other relevant jurisdictions covering several aspects of its process techniques.

The Company holds a number of patents and patent applications, the most material being:

VoraxazeTM - In February 2004, the Company filed a new UK patent application with respect to VoraxazeTM;

Transmissible Spongiform Encephalopathies -- the Company has been granted patents for its transmissible spongiform encephalopathy diagnostic technology in the US, Europe, South Africa, Australia and New Zealand. These patents are scheduled to expire between 2012 and 2015. The European patent was granted at the European Patent Office in 1999 and opposed by four companies. The opposition is now in the appeals stage. Other patent applications are pending in the US, Canada and Japan, claiming a priority date of December 3, 1991, and a US divisional patent was granted on April 30, 2002, which is scheduled to expire in December 2012. A further application to cover new variant Creutzfeld-Jacob Disease was filed in the UK in January 2004;

GnRH vaccines -- the Company has been granted patents for GnRH analogues and their use in vaccines in the US, UK, Canada, New Zealand and Australia, claiming a priority date of June 5, 1987. The UK patent is scheduled to expire in 2007, with the patents in other territories scheduled to expire between 2011 and 2015;

Angiotensin Vaccine -- the Company has pending patent applications for angiotensin peptide analogues and vaccine uses in Europe, Canada, Japan, the US and Argentina, all claiming a priority date of June 24, 1997. Both the New Zealand patent and the Australian patent have been granted and notification has been received that the European patent will go to grant in 2005. The granted patents are scheduled to expire in June 2018;

VEGF (Vascular Endothelial Growth Factor) Vaccine -- the Company has filed a priority patent application in the UK, and a PCT filing in June 2003, for a vaccine to inhibit the action of VEGF, a protein which is involved in the formation of new blood vessels during cancer spread (metastasis);

Anti-TNF- antibodies - the Company has been granted UK, US, Canadian, Japanese, European, New Zealand and Australian patents for use of Fab fragments of anti-TNF- antibodies in medicine, particularly for the use in the treatment of sepsis, which relate to CytoFabTM. The European patent is being maintained in France, Germany, Italy and Spain. The majority of these patents are scheduled to expire in 2014, although the US patent is due to expire in 2018;

Mixed monospecific polyclonal antivenins - the Company has been granted European, UK, Australian and Russian Federation patents on the use of mixed monospecific polyclonal antivenins, including in treating snake bites. These patents are projected to expire on April 24, 2012, other than the Australian patent, which is expected to expire on April 24, 2008, and relate to each of CytoFabTM, DigiFabTM and ViperaTAbTM. Applications are being pursued in Japan and the Company has been informed that an application in the US will be granted before the end of the current fiscal year;

NQO2 - the Company has filed patent applications in Europe, US, Japan, Canada, and Hong Kong around using NQO2 to activate prodrugs in the presence of an added co-factor. Patents have been granted in the UK and Hong Kong and the applications are proceeding in the other territories, with first US grant expected early in 2005. The priority date for filing is June 1997 and the filing date is June 15, 1998; the expected expiry date for any granted patents is June 15, 2018.

THIRD PARTY PATENT RIGHTS

Rockefeller University held a European patent, which has now been revoked, which could be construed to cover use of anti-TNF- antibodies. Rockefeller University also holds related patents in the US, Australia and Japan. The Board believes that due to the precise nature of most of Rockefeller University's patents in Australia and the US, commercial exploitation of CytoFabTM in these territories will not infringe any of them. The Company is aware of further US patents granted to Rockefeller University in October 2001 and July 2002 relating to a neutralizing antibody to a mediator substance, such as TNF-, which, if valid, could be used to restrict the Company's development, manufacture and sale of anti-TNF-products, including CytoFabTM, in the US. However, the Company has an opinion from its US patent attorney that the sale of CytoFabTM will not infringe the claims of these patents. The Company has specific patents in the US and other territories covering the use of Fab fragments of anti-TNF- antibodies, as summarised above.

The Company is aware of two US patents granted in August 1997 and August 1998 in the name of Genentech, Inc. ("Genentech") that relate to anti-TNF- antibodies. One patent relates to a TNF- antagonist comprising an antibody that neutralizes the cytotoxic activity of human TNF-, and also claims Fab fragments of a variable region of the antibody. The second patent relates to a method of treatment of graft versus host reaction that comprises administering to a patient a therapeutically effective dose of a TNF- antagonist. If valid, these patents could be used to restrict the Company's development, manufacture and sale of anti-TNF- products, including CytoFabTM, in the US and other territories in which equivalent rights exist. However, the Company has obtained an opinion from a US patent attorney that the claims of the former patent are invalid over the prior art, and that it is arguable that the claims of the latter are similarly invalid.

The Company has identified a series of patents, including in Europe and Australia, that correspond to the Genentech anti-TNF-antibody patents, and a European patent in the name of Dainippon Pharmaceutical Company Limited relating to human recombinant TNF-. These patents contain claims to certain forms of recombinant human TNF- and consequently they could, if valid, be used to restrict the Company's use of recombinant human TNF- (in the form claimed by the patents) to develop, manufacture and sell anti-TNF- antibodies in the territories in which the patents are maintained. The Company will take steps to ensure that its supplier of TNF- is appropriately licensed under these, failing which, it will consider its alternative options, such as contesting their validity.

Additional patents and applications are in existence, which could limit the commercialisation of CytoFabTM. These include patents, and patent applications, in the names of Peptech Limited, Centocor, Inc., Kennedy Institute of Rheumatology, Abbott GmbH & Co. KG and Unisearch Limited. The Company has taken advice from its patent agents, and the progress of the patent applications is being monitored. The Directors believe that, overall, these patents and applications will not inhibit the commercialisation of CytoFabTM in the treatment of sepsis. The Company has opposed an Australian patent application and a European patent, both in the name of Abbott, which relate to the use of TNF antagonists to treat sepsis in patients with particular IL-6 levels, with a view to preventing the Australian application proceeding to grant and getting the European patent revoked. This application has been dropped by Abbott, so the Company has withdrawn its opposition.

Professor Sean B. Carroll filed a family of patents relating to purified polyvalent antivenins and methods of purifying antivenins using immuno affinity techniques, which, if valid, could be used to attempt to limit exploitation of the Company's antivenin products. Professor Carroll assigned all rights in the patents to Ophidian Pharmaceuticals, Inc. who subsequently assigned them to Promega Corporation ("Promega"). In December 2001, the Company entered into an agreement with Promega to obtain an exclusive, world-wide licence to utilise these patents and, as the Company has satisfied the written royalty payment terms specified in that agreement, these patent rights were assigned to the Company on 9 December 2004.

PART III

INTERIM RESULTS OF PROTHERICS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

Set out below is the full text of the interim results for the six months ended 30 September 2004.

"Protherics PLC, the international biopharmaceutical company, today announces its interim results for the six months to 30 September 2004.

HIGHLIGHTS

o Turnover up 21% to (pounds sterling)10.8 million (2003: (pounds sterling)8.9 million)

o Profit before tax (pounds sterling)0.2m (2003: (pounds sterling)0.3m loss)

o Successful (pounds sterling)9.3 million (net of expenses) placing and open offer to fund investment in manufacturing and sales and marketing

o Transfer of acquired Enact Pharma plc ("Enact") R&D function and out-licensing of early stage research completes integration

o DigiFabTM marketing application submitted to UK regulators as part of European approval process

o Excellent progress in clinical pipeline:

- VoraxazeTM - key sales and marketing staff hired in US and Europe

- CytoFabTM - licensing discussions ongoing following new licensing initiatives

- NQO2 - encouraging start to Phase I clinical trial

- Angiotensin Vaccine - new adjuvant boosts antibody response in preclinical model

Commenting on the results Stuart Wallis, Chairman, said:

"These results clearly demonstrate the strength of Protherics' underlying business. Our revenue stream and monies raised from our July fundraising have enabled us to fund the final stages of VoraxazeTM development, and to begin building a credible marketing team to optimize the value of this product to Protherics."

"Although adverse currency effects can be expected to continue to affect turnover and margins, ongoing investments in our manufacturing process should bring significant benefits from 2007."

"Unlike many businesses in our sector, a revenue stream helps support our own R&D effort, from which we expect to demonstrate the value in our clinical pipeline over the next 18 months."

FOR FURTHER INFORMATION CONTACT:

PROTHERICS PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510
Barry Riley, Finance Director	+44 (0) 1928 518000
Nick Staples, Corporate Affairs	+44 (0) 7919 480510
THE MAITLAND CONSULTANCY	+44 (0) 20 7379 5151
Brian Hudspith	
Michelle Jeffery	

INTERIM STATEMENT

Turnover in the first half increased to (pounds sterling)10.8 million, up 21% over the same period last year. The Group produced an operating profit of (pounds sterling)0.9 million before goodwill amortisation of (pounds sterling)0.5 million, compared to an operating profit of (pounds sterling)0.2 million before goodwill amortisation of (pounds sterling)0.3 million in the corresponding period last year, and an operating profit of (pounds sterling)2.0 million before goodwill amortisation of (pounds sterling)0.8 million in the full year to 31 March 2004. Cash at the half year was (pounds sterling)11.3 million.

A fundraising announced in July raised (pounds sterling)9.3 million net of expenses. This will enable the Company to invest in additional sales and marketing initiatives to increase returns from VoraxazeTM and in improvements to the manufacturing process that are expected to result in significant reductions in the manufacturing costs of CroFabTM.

MARKETED PRODUCTS

CROFABTM - RATTLESNAKE ANTIVENOM

Unit sales of CroFabTM were up 18% over the same period last year, although revenues were slightly down from (pounds sterling)7.5 million to (pounds sterling)7.4 million, a reflection of the weaker dollar and a scheduled reduction in the royalty rate under our distribution agreement with Altana Inc., triggered on the third anniversary of the product launch. With marketing efforts aimed at expanding CroFabTM usage into milder bites, the company expects further volume growth in future years.

Process improvements now being made are expected to result in further reductions in cost of goods sold. These changes require FDA approval, which is anticipated in 2007. Work is well advanced to qualify an additional filling and freeze-drying contractor and a manufacturing supplement was submitted to the FDA in November 2003. We expect to be supplying product from the new contractor in the first half of 2005.

DIGIFABTM - TREATMENT FOR DIGOXIN OVERDOSE

Sales were (pounds sterling)2.6 million for the first half year, up from (pounds sterling)0.5 million in the corresponding period last year. With currency effects and inventory already in the market place, full year revenues are expected to be slightly down on last year, which delivered (pounds sterling)5.7 million of product revenues, net of (pounds sterling)0.3 million milestone payments from Altana.

As previously advised, we submitted an application for EU market approval of DigiFabTM to the UK licensing authorities in August 2004. We believe the European market can provide a further opportunity to grow DigiFabTM sales.

VIPERATABTM - COMMON ADDER ANTIVENOM

Sales were (pounds sterling)0.1 million in the six months, compared with (pounds sterling)0.2 million in the first half of last year. We are taking further initiatives to expand sales beyond Scandinavia into the rest of Europe.

PRION RECOGNITION (TSE TESTING)

Licensing revenues from Enfer were (pounds sterling)0.4 million, compared to the (pounds sterling)0.6 million in the corresponding period last year, due to increasing competition and pressure on pricing. We anticipate further growth in revenue should more widespread testing of beef carcasses take place in the US.

R & D PIPELINE UPDATE

VORAXAZETM - FOR METHOTREXATE TOXICITY

Named patient sales in Europe started in January 2004, with sales of (pounds sterling)0.1 million in the first half. As product awareness has spread within the medical community, sales have increased and currently exceed (pounds sterling)0.25 million in the financial year to date. Pre-launch initiatives are now being implemented following the hire of key sales and marketing management. Joyce Cleary joined Protherics in September to head Sales and Marketing in the US, and we are pleased to announce today the appointment of David Briscoe to lead our sales efforts in Europe.

Following the submission of further data requested by the FDA, we expect to be in a position to make licensing applications to the US and European authorities during the first half of 2005. We are hopeful of an expedited review, in which case we anticipate marketing VoraxazeTM in the US in the first half of 2006 and in the second half of 2006 in Europe.

CYTOFABTM - FOR SEPSIS FROM SEVERE INFECTIONS

Recent CytoFabTM out-licensing initiatives confirm that sepsis remains a therapeutic area with a clear unmet need, and encouraging discussions are on-going with a number of interested parties. The Phase III clinical trial design and process changes to CytoFabTM manufacturing process have been agreed with the FDA. These process changes should significantly reduce our cost of goods and could provide a shorter time to market meaning we can now offer prospective partners a turnkey programme ready to enter Phase III.

NQO2 - TARGETED SMALL MOLECULE THERAPY FOR LIVER CANCER

This programme has now entered its first Phase I/II clinical trial with Cancer Research UK. Three patients have been recruited into this open label study, with encouraging results to date. We hope to report this 20-40 patient trial in the second half of 2005. Pharmacokinetic data and product safety are the primary endpoints. Assuming a successful outcome to the trial, we plan to undertake a Phase II trial in liver cancer (hepatoma), which is one of the five most common cancers in the world. The outcome with current therapy in this cancer remains very poor, with a 5 year survival of less than 5%.

ANGIOTENSIN VACCINE - FOR HIGH BLOOD PRESSURE

An earlier Phase II study showed that Angiotensin Vaccine has clear effects on the renin angiotensin system, which is important in the control of blood pressure. Pre-clinical and clinical studies have been carried out to identify adjuvants capable of producing greatly increased antibody responses. We have evaluated three proprietary adjuvants to date and from the successful outcome of this work (with full results expected in Q1 2005), we intend to take the lead adjuvant into clinical trials in 2005.

R & D ORGANISATION

Protherics recently out-licensed some of its early stage research projects acquired with Enact, and transferred its Porton Down research facility, to Morvus Technology Limited for a consideration of (pounds sterling)150,000, settled by the issue of shares in Morvus and the grant of a right of first refusal to licence certain technologies that may be developed by Morvus. Additionally, intellectual property around a nanotechnology approach to regenerating nerve growth was divested to NanoMor BioMedical Ltd. in exchange for potential royalties.

OPERATIONS

Our initiative to build inventory of sheep serum, equivalent to two years supply of this key raw material, and yield improvements in our manufacturing process, have reduced further the numbers of sheep required for production. This allows us to consolidate our activity in Australia to a single site whilst enabling the Company to maintain an appropriate risk management strategy.

FINANCIAL REVIEW

Protherics produced an operating profit of (pounds sterling)0.9 million before goodwill amortization of (pounds sterling)0.5 million in the half year to 30 September 2004, against (pounds sterling)0.2 million before goodwill amortization of (pounds sterling)0.3 million in the corresponding six month period. Research and Development expenditure increased to (pounds sterling)1.9 million against (pounds sterling)1.2 million in the corresponding period, reflecting increased spending on VoraxazeTM and the NQO2 project.

General and administrative expenditure also increased to (pounds sterling)3.5 million from (pounds sterling)2.9 million as we expanded our regulatory and marketing efforts. The Group recorded a profit of (pounds sterling)0.2 million before tax, and (pounds sterling)0.3 million after tax credits, compared to a loss of (pounds sterling)0.3 million before tax and a small profit of (pounds sterling)0.1 million after tax and minority interests in the six months to 30 September 2003.

Looking at the balance sheet, stocks were (pounds sterling)11.8 million at 30 September 2004. This inventory build was undertaken ahead of a shutdown at our Welsh operation, planned to bring on stream the expanded facilities constructed over the last twelve months, and also to build a strategic stock of serum for risk management purposes. Cash at bank increased significantly to (pounds sterling)11.3 million, following the fundraising in July.

Net cashflow from operating activities was essentially neutral over the six month period, due to the planned stock build discussed above.

OUTLOOK

We have made significant progress across our R&D pipeline, and we expect to hit further milestones with VoraxazeTM, NQO2, CytoFabTM and our Angiotensin Vaccine over the next 18 months. As indicated at the time of our fundraising in July, we are increasing our investment in two key areas: manufacturing process improvements, with approval targeted for 2007, and sales and marketing, to prepare for the launch of VoraxazeTM in 2006. This planned increase in expenditure, together with the continued weakness of the US dollar, will impact future turnover and profitability. However, we anticipate that the new manufacturing process, together with the additional VoraxazeTM sales, will deliver significant benefits in the medium term.

PROTHERICS PLC
CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED) FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

	Notes	Six months ended 30 September 2004 (pounds sterling)'000	Six months ended 30 September 2003 (pounds sterling)'000	Twelve months ended 31 March 2004 (pounds sterling)'000
Turnover		10,814	8,921	21,019
Cost of sales		(4,498)	(4,703)	(9,461)
Gross profit		6,316	4,218	11,558
Administrative expenses				
Research and development		(1,916)	(1,175)	(3,668)
General & administrative		(3,460)	(2,858)	(5,863)
		(5,376)	(4,033)	(9,531)
Goodwill amortisation		(499)	(283)	(782)
Total administrative expenses		(5,875)	(4,316)	(10,313)
Operating profit / (loss)				
Before goodwill amortisation		940	185	2,027
Goodwill amortisation		(499)	(283)	(782)
Total operating profit / (loss)		441	(98)	1,245
Interest receivable		58	28	54
Interest payable		(327)	(194)	(527)
Profit / (loss) on ordinary activities before taxation		172	(264)	772
Taxation for the period	3	129	294	457
Profit on ordinary activities after taxation		301	30	1,229
Equity minority interests		-	36	36
Profit for the financial period		301	66	1,265
		Pence	Pence	Pence
Earnings per share				
Basic and diluted	2	0.14	0.03	0.61
Basic and diluted, before goodwill amortisation	2	0.37	0.17	0.99

All the above activities relate to continuing operations.

PROTHERICS PLC
CONSOLIDATED BALANCE SHEET (UNAUDITED) AT 30 SEPTEMBER 2004

	30 September 2004 (pounds sterling)'000
FIXED ASSETS	
Intangible fixed assets	9,294
Tangible fixed assets	6,972
	16,266
CURRENT ASSETS	
Stocks	11,774
Debtors	3,203
Deferred taxation asset due beyond one year	438
Investments	151
Cash at bank	11,272
	26,838
CREDITORS -- AMOUNTS FALLING DUE WITHIN ONE YEAR	(9,234)
NET CURRENT ASSETS	17,604
TOTAL ASSETS LESS CURRENT LIABILITIES	33,870
Creditors -- amounts falling due after more than one year	
6% Convertible loan notes	(7,063)
Other	(2,022)
	(9,085)
NET ASSETS	24,785
CAPITAL AND RESERVES	
Called up equity share capital	4,570
Share premium account	74,949
Other reserves	51,163
Profit and loss account	(105,897)
Equity shareholders' funds	24,785

	30 September 2003 (pounds sterling)'000	31 March 2004 (pounds sterling)'000
FIXED ASSETS		
Intangible fixed assets	10,474	9,838
Tangible fixed assets	6,780	7,473
	17,254	17,311
CURRENT ASSETS		
Stocks	8,319	9,745
Debtors	4,504	3,740
Deferred taxation asset due beyond one year	464	442
Investments	1	1
Cash at bank	3,039	3,307
	16,327	17,235
CREDITORS -- AMOUNTS FALLING DUE WITHIN ONE YEAR	(11,792)	(9,804)
NET CURRENT ASSETS	4,535	7,431
TOTAL ASSETS LESS CURRENT LIABILITIES	21,789	24,742
Creditors -- amounts falling due after more than one year		
6% Convertible loan notes	(7,042)	(7,050)
Other	(1,121)	(2,399)
	(8,163)	(9,449)
NET ASSETS	13,626	15,293
CAPITAL AND RESERVES		
Called up equity share capital	4,141	4,155
Share premium account	65,791	66,027

Other reserves	51,163	51,163
Profit and loss account	(107,469)	(106,052)
Equity shareholders' funds	13,626	15,293

RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS' FUNDS (UNAUDITED)

	Six months ended 30 September 2004 (pounds sterling)'000	Six months ended 30 September 2003 (pounds sterling)'000	Twelve months ended 31 March 2004 (pounds sterling)'000
PROFIT FOR THE FINANCIAL PERIOD	301	66	1,265
Currency translation differences on foreign currency equity investments	(146)	405	623
Issues of shares, net	9,337	2,817	3,067
Net increase in shareholders' funds	9,492	3,288	4,955
Opening equity shareholders' funds	15,293	10,338	10,338
CLOSING EQUITY SHAREHOLDERS' FUNDS	24,785	13,626	15,293

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED) FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

	Six months ended 30 September 2004 (pounds sterling)'000	Six months ended 30 September 2003 (pounds sterling)'000	Twelve months ended 31 March 2004 (pounds sterling)'000
Profit for the financial period	301	66	1,265
Currency translation differences on foreign currency equity investments	(146)	405	623
Total recognised gains in the period	155	471	1,888

PROTHERICS PLC
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED) FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

	Six months to 30 September 2004 (pounds sterling)'000	(pounds sterling)'000
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES		(36)
Net cash outflow from returns on investments and servicing of finance		(257)
Net cash (outflow)/inflow from taxation		(77)
Net cash outflow from capital expenditure and financial investment		(603)
Net cash outflow from acquisitions and disposals		--
NET CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING		(973)
FINANCING		
Issue of share capital, net	9,337	
Payment on notes payable and finance leases	(509)	
Loans taken out	106	
Net cash inflow from financing		8,934
INCREASE IN CASH		7,961

	Six months to 30 September 2003 (pounds sterling)'000	(pounds sterling)'000	Twelve months to 31 March 2004 (pounds sterling)'000
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES		365	
Net cash outflow from returns on investments and servicing of finance		(45)	
Net cash (outflow)/inflow from taxation		--	
Net cash outflow from capital expenditure and financial investment		(1,033)	
Net cash outflow from acquisitions and disposals		(1,331)	
NET CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING		(2,044)	
FINANCING			
Issue of share capital, net	2,817		3,067
Payment on notes payable and finance leases	(610)		(492)
Loans taken out	120		(201)
Net cash inflow from financing		2,327	
INCREASE IN CASH		283	

Twelve months to 31
March 2004

	(pounds sterling)'000
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	639
Net cash outflow from returns on investments and servicing of finance	(347)
Net cash (outflow)/inflow from taxation	26
Net cash outflow from capital expenditure and financial investment	(805)
Net cash outflow from acquisitions and disposals	(1,331)
NET CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	(1,818)
FINANCING	
Issue of share capital, net	
Payment on notes payable and finance leases	
Loans taken out	
Net cash inflow from financing	2,374
INCREASE IN CASH	556

RECONCILIATION OF OPERATING PROFIT / (LOSS) TO NET CASH (OUTFLOW) / INFLOW FROM OPERATING ACTIVITIES (UNAUDITED)

	Six months ended 30 September 2004 (pounds sterling)'000	Six months ended 30 September 2003 (pounds sterling)'000	Twelve months ended 31 March 2004 (pounds sterling)'000
OPERATING PROFIT /(LOSS)	441	(98)	1,245
Depreciation and amortisation	1,393	986	2,130
Loss on disposal of tangible fixed assets	161	23	125
Deferred grant income	(110)	(29)	(77)
Grant received	--	31	31
Movement in stocks	(2,081)	(1,170)	(2,583)
Movement in debtors and creditors	160	622	(232)
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	(36)	365	639

PROTHERICS PLC
NOTES TO THE INTERIM STATEMENT

1. The interim financial statements which have been approved by the directors, have been prepared on the basis of the accounting policies set out in the Group's 2004 financial statements. The interim financial statements are unaudited and do not constitute full financial information as defined in Section 240 of the Companies Act 1985 (as amended). The comparative figures for the year ended 31 March 2004 and the six months ended 30 September 2003 do not comprise full financial statements. The comparative figures for the year ended 31 March 2004 have been abridged from the full Group accounts for the year ended on that date, on which the auditors gave an unqualified report. The 2004 accounts have been delivered to the Registrar of Companies.

2. Earnings per share for the six months ended 30 September 2004 is based on attributable profits of (pounds sterling)301,000 (2003: profits of (pounds sterling)66,000) and on the weighted average number of shares in issue during the period of 213,519,516 (2003: 203,450,802). Earnings per share for the twelve months ended 31 March 2004 is based on attributable profits of (pounds sterling)1,265,000 and a weighted average number of shares in issue of 206,707,074. The weighted average number of shares in issue for both the six months ended 30 September 2003 and twelve months ended 31 March 2004 have been adjusted for the cash placing and open offer during the six months ended 30 September 2004 in accordance with Financial Reporting Standard 14, Earnings per share. This has had no effect on the earnings per share previously reported for these periods.

Fully diluted earnings per share for the six months ended 30 September 2004 is based on attributable profits of (pounds sterling)301,000 (2003 : profits of (pounds sterling)66,000) and on the weighted average number of shares in issue during the period of 215,865,752 (2003 : 203,602,088). Fully diluted earnings per share for the twelve months ended 31 March 2004 is based on attributable profits of (pounds sterling)1,265,000 and a weighted average number of shares in issue of 207,429,783.

Supplementary earnings per share has been calculated to exclude the effect of goodwill amortisation. This adjusted number has been provided in order that the effects of goodwill amortisation, which is a significant non cash balance in the profit and loss account, can be fully appreciated.

	Six months ended 30 September 2004 (pounds sterling)'000
Profit for the period retained for equity shareholders	301
Add back: goodwill amortisation (six months ended 30 September 2004 : 0.23 pence per share; six months ended 30 September 2003 : 0.14 pence per share; 12 months ended 31 March 2004 : 0.38 pence per share)	499
	800

	Six months ended 30 September 2003 (pounds sterling)'000	Twelve months ended 31 March 2004 (pounds sterling)'000
Profit for the period retained for equity shareholders	66	1,265
Add back: goodwill amortisation (six months ended 30 September 2004 : 0.23 pence per share; six months ended 30 September 2003 : 0.14 pence per share;		

12 months ended 31 March 2004 : 0.38 pence per share)	283	782
	349	2,047

3. Tax credits of (pounds sterling)140,000 arose in the period to 30 September 2004 as a result of research and development expenditure claimed under the Finance Act 2000 (2003: (pounds sterling)28,000). At 30 September 2003, a deferred tax asset of (pounds sterling)266,000 was recognised which related to trading losses in the United States. This was recognised following the continued development of the Groups products during the previous six months and the directors are of the opinion, based on recent and forecast trading, that the level of profits in the United States in the forthcoming years will lead to the realisation of this asset.

4. Copies of this statement are being sent to all shareholders and will be available to the public at the Company's registered office at The Heath Business and Technical Park, Runcorn, Cheshire, WA7 4QF.

PART IV

FINANCIAL INFORMATION ON PROTHERICS

The financial information relating to Protherics has been extracted without material adjustment from the audited accounts for the three years ended 31 March 2004; full copies of the annual report and accounts are available for inspection at the address set out in Part V.

The financial information contained in this Part IV does not constitute statutory accounts within the meaning of section 240 of the Act. The statutory accounts for Protherics and its subsidiaries for each of the three years ended 31 March 2004 have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act. The auditors' reports on these statutory accounts were unqualified and did not contain a statement under section 237(2) or (3) of the Act.

For the purposes of this Part IV, references to "the company" and "the group" shall be construed as references to Protherics PLC and the Group respectively, unless the context requires otherwise.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 March 2004		
	Notes	Continuing operations (pounds sterling)'000	Acquired operations (pounds sterling)'000	31 March 2004 (pounds sterling)'000
TURNOVER	2	20,882	137	21,019
Cost of Sales		(9,459)	(2)	(9,461)
GROSS PROFIT		11,423	135	11,558
Administration expenses				
Research & development expenses		(1,733)	(1,935)	(3,668)
Other administration expenses		(5,595)	(268)	(5,863)
		(7,328)	(2,203)	(9,531)
Goodwill amortisation		--	(782)	(782)
Total administrative expenses		(7,328)	(2,985)	(10,313)
OPERATING PROFIT/(LOSS)	2,3			
Before goodwill amortisation		4,095	(2,068)	2,027
Goodwill amortisation		--	(782)	(782)
Total operating profit/(loss)		4,095	(2,850)	1,245
Profit on sale of discontinued operations		--	--	--
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION		4,095	(2,850)	1,245
Interest receivable				54
Interest payable	6			(527)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION				772
Taxation for the year	7			457
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION				1,229
Equity minority interests				36
Profit/(loss) for the financial year	17			1,265
BASIC AND FULLY DILUTED EARNINGS / (LOSS) PER SHARE (PENCE)	8			0.61
BASIC AND FULLY DILUTED EARNINGS / (LOSS) PER SHARE (PENCE) BEFORE GOODWILL AMORTISATION				0.99

	Year ended 31 March 2003 (pounds sterling)'000
TURNOVER	11,270
Cost of Sales	(5,920)
GROSS PROFIT	5,350
Administration expenses	
Research & development expenses	(1,591)
Other administration expenses	(4,363)
	(5,954)
Goodwill amortisation	--
Total administrative expenses	(5,954)
OPERATING PROFIT/(LOSS)	

Before goodwill amortisation	(604)
Goodwill amortisation	--
Total operating profit/(loss)	(604)
Profit on sale of discontinued operations	--
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION	(604)
Interest receivable	100
Interest payable	(95)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION	(599)
Taxation for the year	361
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION	(238)
Equity minority interests	--
Profit/(loss) for the financial year	(238)
BASIC AND FULLY DILUTED EARNINGS / (LOSS) PER SHARE (PENCE)	(0.13)
BASIC AND FULLY DILUTED EARNINGS / (LOSS) PER SHARE (PENCE) BEFORE GOODWILL AMORTISATION	(0.13)

Year ended 31 March 2002

	Continuing operations (pounds sterling)'000	Discontinued operations (pounds sterling)'000	31 March 2002 (pounds sterling)'000
TURNOVER	6,961	963	7,924
Cost of Sales	(4,649)	--	(4,649)
GROSS PROFIT	2,312	963	3,275
Administration expenses			
Research & development expenses	(295)	(588)	(883)
Other administration expenses	(4,182)	(312)	(4,494)
	(4,477)	(900)	(5,377)
Goodwill amortisation	--	--	--
Total administrative expenses	(4,477)	(900)	(5,377)
OPERATING PROFIT/(LOSS)			
Before goodwill amortisation	(2,165)	63	(2,102)
Goodwill amortisation	--	--	--
Total operating profit/(loss)	(2,165)	63	(2,102)
Profit on sale of discontinued operations	--	5,032	5,032
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION	(2,165)	5,095	2,930
Interest receivable			139
Interest payable			(202)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION			2,867
Taxation for the year			--
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION			2,867
Equity minority interests			--
Profit/(loss) for the financial year			2,867
BASIC AND FULLY DILUTED EARNINGS / (LOSS) PER SHARE			

(PENCE)	1.61
BASIC AND FULLY DILUTED EARNINGS / (LOSS) PER SHARE (PENCE) BEFORE GOODWILL AMORTISATION	1.61

The results for the year ended 31 March 2003 relate to continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	for the year ended 31 March
	2004 (pounds sterling)'000
Profit/(loss) for the financial year	1,265
Currency translation differences on foreign currency equity investments	623
Total recognised gains for the year	1,888

	for the year ended 31 March	
	2003 (pounds sterling)'000	2002 (pounds sterling)'000
Profit/(loss) for the financial year	(238)	2,867
Currency translation differences on foreign currency equity investments	435	18
Total recognised gains for the year	197	2,885

CONSOLIDATED BALANCE SHEET

		at 31 March		
	Notes	2004 (pounds sterling)'000	2003 (pounds sterling)'000	2002 (pounds sterling)'000
FIXED ASSETS				
Intangible fixed assets	9	9,838	873	1,004
Tangible fixed assets	10	7,473	5,351	4,264
		17,311	6,224	5,268
CURRENT ASSETS				
Stocks	11	9,745	7,085	3,979
Debtors	12	3,740	3,269	1,972
Deferred taxation asset beyond one year	7	442	191	--
Investments		1	--	--
Cash at bank and in hand		3,307	2,756	6,211
		17,235	13,301	12,162
CREDITORS:				
Amounts falling due within one year	13	(9,804)	(8,470)	(6,183)
NET CURRENT ASSETS		7,431	4,831	5,979
TOTAL ASSETS LESS CURRENT LIABILITIES		24,742	11,055	11,247
CREDITORS:				
Amounts falling due after more than one year				
6% Convertible unsecured loan notes	14	(7,050)	--	--
Other	14	(2,399)	(717)	(1,106)
		(9,449)	(717)	(1,106)
NET ASSETS		15,293	10,338	10,141
CAPITAL AND RESERVES				
Called up equity share capital	16	4,155	3,765	3,765
Share premium account	17	66,027	63,350	63,350
Other reserves	17	51,163	51,163	51,163
Profit and loss account	17	(106,052)	(107,940)	(108,137)
EQUITY SHAREHOLDERS' FUNDS	18	15,293	10,338	10,141

CONSOLIDATED CASH FLOW STATEMENT

	for the year ended 31 March		
			2004
	Notes	(pounds sterling)'000	
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	21(I)	639	
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		54	
Finance lease interest paid		(56)	
Other interest paid		(345)	
NET CASH (OUTFLOW)/INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(347)	
TAXATION			
UK Corporation tax received		26	
NET CASH INFLOW FROM TAXATION		26	
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Payments to acquire tangible fixed assets		(1,445)	
Capital grants received		611	
Payments to acquire intangible fixed assets		--	
Proceeds from sale of tangible fixed assets		29	
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		(805)	
ACQUISITIONS AND DISPOSALS			
Purchase of business	23	(519)	
Net overdrafts acquired with subsidiary undertaking	23	(812)	
Sale of business	24	--	
NET CASH (OUTFLOW)/INFLOW FROM ACQUISITIONS AND DISPOSALS		(1,331)	
NET CASH (OUTFLOW)/INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING		(1,818)	
MANAGEMENT OF LIQUID RESOURCES			
Cash withdrawn from money market deposits	21(III)	--	
NET CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES		--	
FINANCING			
Issue of share capital, net		3,067	
Repayment of loans	21(III)	(492)	
Repayment of finance leases and hire purchase agreements	21(III)	(201)	
NET CASH INFLOW/(OUTFLOW) FROM FINANCING		2,374	
INCREASE/(DECREASE) IN CASH DURING THE YEAR	21(III)	556	

	for the year ended 31 March			
		2003		2002
	(pounds sterling)'000		(pounds sterling)'000	
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	(1,723)		(1,635)	
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE				
Interest received	100		139	
Finance lease interest paid	(12)		(15)	
Other interest paid	(83)		(99)	
NET CASH (OUTFLOW)/INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	5		25	
TAXATION				
UK Corporation tax received	582		--	
NET CASH INFLOW FROM TAXATION	582		--	

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		
Payments to acquire tangible fixed assets	(1,862)	(657)
Capital grants received	--	--
Payments to acquire intangible fixed assets	--	(172)
Proceeds from sale of tangible fixed assets	22	37
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(1,840)	(792)
ACQUISITIONS AND DISPOSALS		
Purchase of business	--	--
Net overdrafts acquired with subsidiary undertaking	--	--
Sale of business	--	5,823
NET CASH (OUTFLOW)/INFLOW FROM ACQUISITIONS AND DISPOSALS	--	5,823
NET CASH (OUTFLOW)/INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	(2,976)	3,421
MANAGEMENT OF LIQUID RESOURCES		
Cash withdrawn from money market deposits	--	1,686
NET CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES	--	1,686
FINANCING		
Issue of share capital, net	--	(2)
Repayment of loans	(484)	(345)
Repayment of finance leases and hire purchase agreements	(51)	(75)
NET CASH INFLOW/(OUTFLOW) FROM FINANCING	(535)	(422)
INCREASE/(DECREASE) IN CASH DURING THE YEAR	(3,511)	4,685

NOTES FROM THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES USED IN PREPARING THE FINANCIAL STATEMENTS

Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards on a basis consistent with the prior year.

Basis of consolidation:

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries.

Acquisitions and disposals:

On the acquisition of a business, fair values are attributed to the Group's share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Prior to the adoption of Financial Reporting Standard 10, Goodwill and Intangible Assets, goodwill was written off to reserves and has not subsequently been reinstated. Goodwill arising since the adoption of this standard will be capitalised on the balance sheet in the year of acquisition and amortised over its estimated useful life.

The profit or loss on the disposal of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged through the profit and loss account.

The results and cash flows relating to each business are included in the consolidated profit and loss account and consolidated cash flow statement from the date of acquisition or up to the date of disposal.

Turnover:

Turnover represents amounts receivable in respect of the sale of goods and services, licence agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. Turnover is partly recognised upon the shipment of products to the distributor with further amounts being recognised in accordance with the contractual terms upon the shipment to the end user. All other income is recognised on a receivable basis.

Research and development expenditure:

Research and development expenditure, including patents developed and registered by the Group, is written off to the profit and loss account in the year in which it is incurred.

Intangible fixed assets:

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life. Provision is made for any impairment.

Patents acquired, including associated acquisition costs, are accounted for at cost on acquisition and are amortised in equal annual amounts over their estimated useful economic lives (8 years).

Tangible Fixed Assets:

Cost of tangible fixed assets includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Depreciation of tangible fixed assets is provided to write off the cost, on a straight line basis, over their estimated useful lives. The annual rates used are as follows:

Buildings and improvements	5% to 10%
Plant	10% to 15%
Computer equipment and software	20% to 33%
Fixtures, fittings and motor vehicles	20% to 25%

Freehold land is not depreciated.

Gross interest costs relating to major tangible fixed assets under construction are included in the cost of such assets and are depreciated as part of the total cost. Interest is capitalised at rates attached to specific loans taken out to fund the asset during the period of construction.

Investments:

Investments held as fixed assets are stated at cost less provision for any impairment in value.

Stocks:

Stocks are valued at the lower of cost and net realisable value. Cost comprises materials, direct labour and a share of production overheads appropriate to the relevant stage of production. Net realisable value is determined at the balance sheet date on commercially saleable products based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs. Research and development stocks are fully provided for in the profit and loss account for the year, and are reinstated as appropriate if the related products are brought into commercial use.

Deferred taxation:

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not they will be recovered. Deferred tax assets and liabilities are not discounted.

Foreign currencies:

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of foreign subsidiaries are translated at average rates of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the profits and losses of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses.

The principal exchange rates used for translation of foreign currencies were as follows:

	2004		2003		2002	
	Average	Year End	Average	Year End	Average	Year End
US Dollar	1.688	1.844	1.545	1.580	1.432	1.426
Australian Dollar	2.437	2.408	2.748	2.619	2.785	2.672

Assets, liabilities, revenues and costs expressed in foreign currencies are translated into sterling at rates of exchange ruling on the date on which transactions occurred, except for monetary assets and liabilities which are translated at the rate ruling at the balance sheet date. Differences arising on the retranslation of such items are dealt with in the profit and loss account with the exception of differences arising upon translation of balances which are considered to be as permanent as equity which are taken to reserves.

Leasing:

Assets acquired under finance leases are capitalised at their fair value on the inception of the lease. Depreciation on leased assets is calculated to write off this amount on a straight line basis over the shorter of the lease term and the useful life of the assets. Rentals payable are apportioned between the finance charge and a reduction of the outstanding obligation for future amounts payable so that the charge for each accounting period is a constant percentage of the remaining balance of the capital sum outstanding.

Rentals payable under operating leases are charged on a straight line basis over the term of the lease.

Grants:

Grants are taken to deferred income and are released to the profit and loss account in appropriate installments relating to the type and nature of expenditure they are intended to fund.

Pensions:

The Group operates a defined contribution pension scheme for all members of staff who wish to participate. The funds of the scheme are administered by trustees and are independent of the Group's finances. The Group's contributions are charged against profits on an accruals basis, in the period to which they relate.

Share options:

The Group grants share options to directors and employees. When the options are exercised, the proceeds received net of any transaction cost are credited to share capital (par value) and share premium.

The Group operates an approved savings related option scheme which allows for the grant of share options for a discount to the market price at the date of the grant. The Group has made use of the exemption under UITF Abstract 17 not to recognise any charge in respect of these options.

Financial instruments:

The Group uses derivative instruments in the form of forward foreign exchange contracts to reduce exposure to foreign exchange risks. Gains or losses arising on these contracts are deferred and recognised in the profit and loss account only when the hedged transaction has itself been reflected in the Group's financial statements.

The Group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures (other than those on currency risk relating to monetary assets and liabilities).

Loans are recorded at their net proceeds upon issue. Costs of issue are amortised over the period of the instrument.

2. SEGMENTAL INFORMATION

The turnover, net assets and profit/(loss) on ordinary activities are attributable to the principal activity of the Group, that being the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases. The Group operates in the United Kingdom, United States of America and Australia and its turnover, operating loss and net assets by geographical origin are as follows:

	2004		
	External turnover (pounds sterling)'000	Inter segment turnover (pounds sterling)'000	Total (pounds sterling)'000
United Kingdom	1,519	13,596	15,115
United States	19,438	470	19,908
Australia	62	3,783	3,845
	21,019	17,849	38,868

	2003			2002
	External turnover (pounds sterling)'000	Inter segment turnover (pounds sterling)'000	Total (pounds sterling)'000	External turnover (pounds sterling)'000
United Kingdom	1,301	9,165	10,466	2,501
United States	9,926	--	9,926	5,386
Australia	43	2,328	2,371	37

11,270	11,493	22,763	7,924

		2002			2002

	Inter segment turnover (pounds sterling)'000	Total (pounds sterling)'000
United Kingdom	8,732	11,233
United States	--	5,386
Australia	1,834	1,871
	10,566	18,490

Operating profit / (loss)

	2004 (pounds sterling)'000	2003 (pounds sterling)'000	2002 (pounds sterling)'000
United Kingdom	(1,700)	(905)	2,926
United States	2,899	(64)	(5,363)
Australia	46	365	335
	1,245	(604)	(2,102)

All the acquired operations in the year ended 31 March 2004 originated in the United Kingdom. The acquired elements of external and inter segment turnover were (pounds sterling)137,000 and (pounds sterling)nil respectively.

All the discontinued operations in the year ended 31 March 2002 originated in the United Kingdom. The discontinued elements of external and inter segment turnover were (pounds sterling)963,000 and (pounds sterling)nil respectively.

Net assets by geographical origin are as follows:

2004

	Net operating assets (pounds sterling)'000	Net cash / (debt) (pounds sterling)'000	Net assets/ (liabilities) (pounds sterling)'000
United Kingdom	23,359	(6,079)	17,280
United States	(4,626)	44	(4,582)
Australia	2,980	(385)	2,595
	21,713	(6,420)	15,293

	2003 Net operating assets (pounds sterling)'000	2003 Net cash / (debt) (pounds sterling)'000	2003 Net assets/ (liabilities) (pounds sterling)'000	2002 Net operating assets (pounds sterling)'000
United Kingdom	11,935	1,777	13,712	8,918
United States	(5,743)	(184)	(5,927)	(4,195)
Australia	2,558	(5)	2,553	744
	8,750	1,588	10,338	5,467

	2002 Net cash / (debt) (pounds sterling)'000	2002 Net assets/ (liabilities) (pounds sterling)'000
United Kingdom	5,272	14,190
United States	(206)	(4,401)
Australia	(392)	352
	4,674	10,141

An analysis of turnover by geographical destination is as follows:

2004

	Continuing operations (pounds sterling)'000	Acquired operations (pounds sterling)'000	Total (pounds sterling)'000
United Kingdom	20	137	157
Rest of Europe	1,588	--	1,588
North America	18,993	--	18,993
Rest of World	281	--	281
	20,882	137	21,019

2003 Continuing operations	2003 Acquired operations	2003 Total	2002 Continuing operations

	(pounds sterling)'000	(pounds sterling)'000	(pounds sterling)'000	(pounds sterling)'000
United Kingdom	54	--	54	69
Rest of Europe	1,503	--	1,503	1,933
North America	9,669	--	9,669	4,786
Rest of World	44	--	44	173
	11,270	--	11,270	6,961
		2002		2002

	Discontinued operations (pounds sterling)'000	Total (pounds sterling)'000
United Kingdom	1	70
Rest of Europe	72	2,005
North America	889	5,675
Rest of World	1	174
	963	7,924

An analysis of profit/(loss) on ordinary activities before taxation has not been presented as the directors consider the analysis of operating profit/(loss) to be more meaningful. A reconciliation of operating profit/(loss) and profit/(loss) on ordinary activities before taxation is given in the consolidated profit and loss account.

3. OPERATING PROFIT/(LOSS)

The operating profit/(loss) is stated after charging/(crediting):

	2004 (pounds sterling)'000	2003 (pounds sterling)'000	2002 (pounds sterling)'000
Depreciation -- owned assets	1,114	882	868
Depreciation -- leased assets	114	15	64
Amortisation -- goodwill	782	--	--
Amortisation -- other intangible assets	120	128	26
Auditor's remuneration:			
Audit	73	65	70
Other services	108	165	160
Operating leases -- hire of plant and equipment	32	46	58
Operating leases -- other	561	437	405
Loss/(profit) on disposal of tangible fixed assets	125	(2)	16
Release of deferred grant income	(77)	(101)	(55)
Staff costs (see note 4)	6,853	5,004	4,542

The audit fee relating to the parent company amounted to (pounds sterling)13,500 for the year ended 31 March 2004 (2003: (pounds sterling)13,000; 2002: (pounds sterling)12,000).

In addition to the fees for year ended 31 March 2004 disclosed above, the auditors received (pounds sterling)49,000 in relation to the acquisition of Enact and the associated cash placing and open offer. The auditors will also receive fees in relation to audit and taxation services provided to Enact for the period prior to its acquisition by the company of (pounds sterling)6,000 and (pounds sterling)12,000 respectively.

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	2004	
	(pounds sterling)'000	%
Services as auditors		
-- Statutory accounts	79	31.9
-- US regulatory	27	10.9
	106	42.8
Further assurance services		
-- Tax compliance	43	17.4
-- Other	10	4.0
	53	21.4
Tax advisory services	40	16.1
Other non-audit services	49	19.7
	248	100.0

	2003		2002	
	(pounds sterling)'000	%	(pounds sterling)'000	%
Services as auditors				
-- Statutory accounts	65	28.3	70	30.4
-- US regulatory	20	8.7	20	8.7
	85	37.0	90	39.1
Further assurance services				
-- Tax compliance	23	10.0	18	7.8
-- Other	18	7.8	83	36.1
	41	17.8	101	43.9
Tax advisory services	94	40.9	39	17.0
Other non-audit services	10	4.3	--	--
	230	100.0	230	100.0

4. STAFF COSTS

The average number of persons, including directors, employed by the Group during the year was:

	2004 Number	2003 Number	2002 Number
Management	32	25	20
Administration	24	15	15
Research and production	163	133	109
Total	219	173	144

Their total remuneration was:

	2004	2003	2002

	(pounds sterling)'000	(pounds sterling)'000	(pounds sterling)'000
Salaries	5,865	4,343	3,955
Social security costs	503	327	331
Pension costs	485	334	256
Total	6,853	5,004	4,542

Pension contributions of (pounds sterling)6,000 (2003: (pounds sterling)5,000; 2002: (pounds sterling)3,000) were included in accruals at year end.

5. DIRECTORS' REMUNERATION AND INTERESTS IN SHARES AND SHARE OPTIONS

A. AGGREGATE DIRECTORS' REMUNERATION

The total amounts for directors' remuneration were as follows:

	2004	2003	2002
	(pounds sterling)'000	(pounds sterling)'000	(pounds sterling)'000
Emoluments	815	711	776
Money purchase pension contributions	102	89	47
	917	800	823

B. DIRECTORS' EMOLUMENTS

Directors emoluments for the three years ended 31 March 2004 were as follows:

	Fee/Basic salary (pounds sterling)'000	Compensation for loss of office (pounds sterling)'000
Executive		
A Atkinson	91	--
J C Christie	116	--
A J Heath	169	--
B M Riley	130	--
Non-Executive		
J Brown	2	--
M S Brown	13	--
M R B Gatenby	19	5
D W Gration	27	--
M Peagram	16	--
S M Wallis	70	--
G Watts	4	--
	657	5

	Benefits in kind (pounds sterling)'000	Annual 2004 bonuses (pounds sterling)'000	Total (pounds sterling)'000
Executive			
A Atkinson	--	--	91
J C Christie	1	20	137
A J Heath	1	73	243
B M Riley	1	26	157
Non-Executive			
J Brown	--	--	2
M S Brown	--	--	13
M R B Gatenby	--	--	24
D W Gration	--	--	27
M Peagram	--	--	16
S M Wallis	31	--	101
G Watts	--	--	4
	34	119	815

	Fee/Basic salary (pounds sterling)'000	Compensation for loss of office (pounds sterling)'000
Executive		
J C Christie	112	--
A J Heath	175	--
B M Riley	115	--
A Rushton	62	--
Non-Executive		
M S Brown	14	--
M R B Gatenby	21	--
D W Gration	26	--
S M Wallis	70	--

	595	--

	Benefits in kind (pounds sterling)'000	Annual bonuses (pounds sterling)'000	2003 Total (pounds sterling)'000
Executive			
J C Christie	1	17	130
A J Heath	1	36	212
B M Riley	1	20	136
A Rushton	8	--	70
Non-Executive			
M S Brown	--	--	14
M R B Gatenby	--	--	21
D W Gration	--	--	26
S M Wallis	32	--	102
	43	73	711

	Fee/Basic salary (pounds sterling)'000	Compensation for loss of office (pounds sterling)'000
Executive		
J C Christie	103	--
A J Heath	182	--
J A Miller	32	--
B M Riley	90	--
A Rushton	113	--
Non-Executive		
M S Brown	15	--
M R B Gatenby	21	--
D W Gration	47	--
S M Wallis	70	--
	673	--

	Benefits in kind (pounds sterling)'000	Annual bonuses (pounds sterling)'000	2002 Total (pounds sterling)'000
Executive			
J C Christie	1	16	120
A J Heath	--	29	211
J A Miller	3	5	40
B M Riley	10	15	115
A Rushton	11	--	124
Non-Executive			
M S Brown	--	--	15
M R B Gatenby	--	--	21
D W Gration	--	--	47
S M Wallis	13	--	83
	38	65	776

The fees in respect of A Atkinson include (pounds sterling)76,000 for the year ended 31 March 2004 (2003: (pounds sterling)nil, 2002: (pounds sterling)nil) paid to a company controlled by himself. The fees in respect of S M Wallis and M Peagram include (pounds sterling)35,000 and (pounds sterling)16,000 paid to their respective management companies (2003: (pounds sterling)60,000 and (pounds sterling)nil, 2002: (pounds sterling)60,000 and (pounds sterling)nil respectively).

Benefits in kind reflect the provision of private healthcare with the exception of S M Wallis for whom a fully expensed car is provided.

Retirement benefits are accruing to three directors (2003: four; 2002: four) under the Group's defined contribution pension scheme.

M S Brown rents office space at the Group's Nashville premises at a market rental of $17,500 (2003: $16,527; 2002: $14,015) per annum.

J A Miller, A Rushton and M R B Gatenby resigned as a directors of the company on 12 July 2001, 25 October 2002 and 12 February 2004 respectively. M S Brown and M Peagram resigned as directors of the company on 16 April 2004.

C. DIRECTORS PENSION ENTITLEMENTS

Three directors were members of money purchase schemes during the year (2003: four; 2002: four). Contributions made by the Company in respect of such directors were as follows:

	2004	2003	2002
	(pounds sterling)'000	(pounds sterling)'000	(pounds sterling)'000
J C Christie	12	11	10
A J Heath	77	61	17
B M Riley	13	12	9
A Rushton	--	5	11
	102	89	47

D. INTERESTS IN ORDINARY SHARES AND CONVERTIBLE LOAN NOTES

The directors' interests in the ordinary shares of the Company at 31 March 2004 were as follows:

	Ordinary Shares			6% Convertible Loan Notes		
	31 March 2004 Number	31 March 2003 Number	31 March 2002 Number	31 March 2004 (pounds sterling)	31 March 2003 (pounds sterling)	31 March 2002 (pounds sterling)
M S Brown	2,964,523	3,167,317	3,555,100	--	--	--
S M Wallis	457,931	436,125	436,125	60,606	--	--
A J Heath	314,999	300,000	300,000	24,242	--	--
D W Gration	42,941	40,897	40,897	--	--	--
B M Riley	27,291	14,814	14,814	15,151	--	--
J C Christie	1,221	1,163	1,163	--	--	--
M R B Gatenby	--	26,666	26,666	--	--	--
A Rushton	--	--	3,000	--	--	--
A Atkinson	--	--	--	682,162	--	--
M Peagram	--	--	--	297,157	--	--
G Watts	--	--	--	--	--	--
J Brown	--	--	--	--	--	--
	3,808,906	3,986,982	4,377,765	1,079,318	--	--

All directors' interests in ordinary shares are beneficial, with the exception of 758,223 ordinary shares (2003: 758,223; 2002: 758,223) held by M S Brown.

M S Brown and A J Heath held warrants to subscribe for nil (2003: 29,075; 2002: 29,075) and nil (2003: 14,538; 2002: 14,538) ordinary shares respectively, at $2.07 per share. The warrants expired on 15 June 2003.

E. SHARE OPTIONS

Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors. On 12 December 2003, D W Gration exercised options

over 129,620 ordinary shares at an exercise price of 41.66p at which time the market price was 50.5p per ordinary share. On 21 January 2004, B M Riley exercised options over 72,011 ordinary shares at an exercise price of 41.66p at which time the market price was 58.25p per ordinary share. None of the directors exercised any options during the prior year.

Details of share options granted to directors are as follows:

	At 1 April 2003	Granted	Exercised	Cancelled or expired	At 31 March 2004	Exercise price (p)	Exercisable from	to
APPROVED OPTIONS								
B M Riley	52,955	--	--	--	52,955	68.83	25 Jul 1998	24 July 2005
UNAPPROVED OPTIONS								
D W Gration	87,110	--	--	87,110	--	57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	--	129,620	--	--	41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	--	--	--	90,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	78,011	--	--	78,011	--	66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	--	72,011	--	--	41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	--	--	--	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	--	--	--	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	--	--	--	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	--	--	--	350,000	39.50	16 Jan 2005	15 Jan 2012
B M Riley	--	200,000	--	--	200,000	23.25	20 June 2006	19 June 2013
B M Riley	--	225,000	--	--	225,000	58.50	1 March 2007	28 Feb 2014
A Atkinson	--	100,000	--	--	100,000	23.25	20 June 2006	19 June 2013
A Atkinson	--	135,000	--	--	135,000	58.50	1 March 2007	28 Feb 2014
J C Christie	250,000	--	--	--	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	--	--	--	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	--	--	--	250,000	39.50	16 Jan 2005	15 Jan 2012
J C Christie	--	100,000	--	--	100,000	23.25	20 June 2006	19 June 2013
J C Christie	--	150,000	--	--	150,000	58.50	1 March 2007	28 Feb 2014
A J Heath	116,300	--	--	--	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	--	--	--	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	--	--	--	1,000,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	--	300,000	--	--	300,000	23.25	20 June 2006	19 June 2013
A J Heath	--	325,000	--	--	325,000	58.50	1 March 2009	28 Feb 2014
SAVINGS-RELATED OPTIONS								
J C Christie	27,000	--	--	--	27,000	37.50	1 Apr 2005	31 Oct 2005
INDIVIDUAL								
A J Heath	600,000	--	--	--	600,000	39.00	22 Dec 2002	21 Dec 2009
THERAPEUTIC ANTIBODIES 1990 PLAN								
M S Brown	46,520	--	--	--	46,520	US$3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	--	--	--	104,670	US$5.15	26 Apr 1996	25 Apr 2006
	4,069,197	1,535,000	201,631	165,121	5,237,445			

	At 1 April 2002	Granted	Exercised	Cancelled or expired	At 31 March 2003	Exercise price (p)	Exercisable from	to
APPROVED OPTIONS								
A Rushton	23,535	--	--	--	23,535	154.66	21 Jul 1997	20 July 2004
B M Riley	52,955	--	--	--	52,955	68.83	25 Jul 1998	24 July 2005
UNAPPROVED OPTIONS								
D W Gration	87,110	--	--	--	87,110	57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	--	--	--	129,620	41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	--	--	--	90,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	78,011	--	--	--	78,011	66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	--	--	--	72,011	41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	--	--	--	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	--	--	--	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	--	--	--	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	--	--	--	350,000	39.50	16 Jan 2005	15 Jan 2012
A Rushton	111,947	--	--	--	111,947	66.66	19 Jul 1999	18 Jul 2003
A Rushton	96,015	--	--	--	96,015	41.66	23 Jan 2001	22 Jan 2004
A Rushton	90,000	--	--	--	90,000	46.00	22 Jun 2001	21 Jun 2008
A Rushton	100,000	--	--	--	100,000	39.00	22 Dec 2002	21 Dec 2009
A Rushton	80,000	--	--	--	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	--	--	--	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	--	--	--	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	--	--	--	250,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	116,300	--	--	--	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	--	--	--	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	--	--	--	1,000,000	39.50	16 Jan 2005	15 Jan 2012
SAVINGS-RELATED OPTIONS								
J C Christie	27,000	--	--	--	27,000	37.50	1 Apr 2005	31 Oct 2005
Individual								
A J Heath	600,000	--	--	--	600,000	39.00	22 Dec 2002	21 Dec 2009
S M Wallis	6,054,338	--	--	6,054,338	--	39.50	31 Dec 2001	31 Mar 2003
THERAPEUTIC ANTIBODIES 1990 PLAN								
M S Brown	46,520	--	--	--	46,520	US$3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	--	--	--	104,670	US$5.15	26 Apr 1996	25 Apr 2006
	10,625,032	--	--	6,054,338	4,570,694			

	At 1 April 2001	Granted	Exercised	Cancelled or expired	At 31 March 2002	Exercise price (p)	Exercisable from	to
APPROVED OPTIONS								
A Rushton	23,535	--	--	--	23,535	154.66	21 Jul 1997	20 Jul 2004
B M Riley	52,955	--	--	--	52,955	68.83	25 Jul 1998	24 Jul 2005
UNAPPROVED OPTIONS								
D W Gration	87,110	--	--	--	87,110	57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	--	--	--	129,620	41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	--	--	--	90,000	46.00	22 Jun 2001	21 Jun 2008
J A Miller	117,017	--	--	117,017	--	66.66	19 Jul 1999	18 Jul 2003
J A Miller	108,016	--	--	108,016	--	41.66	23 Jan 2001	22 Jan 2004
J A Miller	90,000	--	--	90,000	--	46.00	22 Jun 2001	21 Jun 2008
J A Miller	100,000	--	--	100,000	--	39.00	22 Dec 2002	21 Dec 2009
J A Miller	80,000	--	--	80,000	--	43.50	22 Feb 2004	21 Feb 2011
B M Riley	78,011	--	--	--	78,011	66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	--	--	--	72,011	41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	--	--	--	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	--	--	--	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	--	--	--	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	--	350,000	--	--	350,000	39.50	16 Jan 2005	15 Jan 2012
A Rushton	111,947	--	--	--	111,947	66.66	19 Jul 1999	18 Jul 2003
A Rushton	96,015	--	--	--	96,015	41.66	23 Jan 2001	22 Jan 2004
A Rushton	90,000	--	--	--	90,000	46.00	22 Jun 2001	21 Jun 2008
A Rushton	100,000	--	--	--	100,000	39.00	22 Dec 2002	21 Dec 2009
A Rushton	80,000	--	--	--	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	--	--	--	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	--	--	--	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	--	250,000	--	--	250,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	116,300	--	--	--	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	--	--	--	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	--	1,000,000	--	--	1,000,000	39.50	16 Jan 2005	15 Jan 2012
SAVINGS RELATED OPTIONS								
J A Miller	26,712	--	--	26,712	--	36.50	1 Oct 2001	31 Mar 2002
B M Riley	26,712	--	--	26,712	--	36.50	1 Oct 2001	31 Mar 2002
J C Christie	27,000	--	--	--	27,000	37.50	1 Apr 2005	31 Oct 2005
Individual								
A J Heath	600,000	--	--	--	600,000	39.00	22 Dec 2002	21 Dec 2009
S M Wallis	6,054,338	--	--	--	6,054,338	39.50	31 Dec 2001	31 Mar 2003
THERAPEUTIC ANTIBODIES 19 0 PLAN								
M S Brown	46,520	--	--	--	46,520	US$3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	--	--	--	104,670	US$5.15	26 Apr 1996	25 Apr 2006
	9,573,489	1,600,000	--	548,457	10,625,032			

Options issued 1 March 2004 under the unapproved scheme are subject to performance criteria which measure total shareholder return on a sliding scale against the FTSE All Share Pharmaceutical and Biotech Index . Options issued to existing holders with a total aggregate value (at the dates of grant) of up to four times annual salary may be exercised after three years. If the Company is at the median, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company's performance is at or above the upper quartile. For options granted to existing holders with a total aggregate value (at the dates of grant) between four and eight times annual salary, performance will be measured after five years. No options are exercisable until the total shareholder return of the Company reaches the median of the FTSE All Share Pharmaceuticals and Biotech Index. Options may then be exercised on a sliding scale with the maximum number of shares being exercisable if the Company's performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company's underlying financial performance over the period.

Under both the approved and unapproved share option schemes, options may be exercised on any date between three and ten years from the date of the grant of the option subject to the Company's share price outperforming the average price of shares in the FT Pharmaceutical Index in any three year period commencing on or after the date of grant of the option. Prior to December 1999, the approved scheme required real growth in earnings per share over three years. Initially, the unapproved scheme, adopted by

Proteus International PLC in 1996, prior to the merger with Therapeutic Antibodies Inc. had performance criteria intended for an early stage biotechnology company, relating principally to the successful completion of agreements with milestone payments generating turnover. The board considered that the criteria were not appropriate to the more mature business of Protherics, and, under the scheme rules, adopted the performance conditions approved in December 1999 as likely to be a fairer and more effective incentive. There are no performance criteria under the approved savings option scheme.

The performance criteria for A J Heath's individual option are similar to those of the Unapproved Share Option Scheme. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE Pharmaceuticals Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the Auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for A J Heath or any Group Member.

A J Heath holds options over 116,300 shares under the Protherics PLC plan for ex Therapeutic Antibodies employees. There are no performance criteria under this plan, which mirrors the terms of the Therapeutic Antibodies 1990 plan, from which the options were transferred.

There are no performance criteria for the options held by M S Brown under the Therapeutic Antibodies employees 1990 plan.

The market price of the Company's ordinary shares to which the options relate was 53.25p at 31 March 2004 and fluctuated between 16.5p and 61.75p during the year.

F. DIRECTORS' TRANSACTIONS

The assets and liabilities acquired in the purchase of Enact on 18 June 2003 (see note 23) included unsecured loans with directors A Atkinson and M Peagram and carried an interest rate of 30% per annum with a minimum guaranteed return of 10% on repayment. These loans were repaid on 30 June 2003. The loan principal and interest subsequently paid to the directors were as follows:

	Principal (pounds sterling)	Interest (pounds sterling)
A Atkinson	5,000	542
M Peagram	140,000	14,219

M Peagram also received (pounds sterling)15,000 after the acquisition of Enact in relation to services provided to that company prior to the acquisition.

The Company also rents office accommodation from, and has administration services provided by Chimaeron Limited, a company in which A Atkinson has a controlling interest. Rent charged and other services provided in the year to 31 March 2004 amounted to (pounds sterling)21,375 and (pounds sterling)4,811 respectively (2003: (pounds sterling)nil and (pounds sterling)nil respectively).

During the year, the company assigned certain intellectual property to a company in which A Atkinson is a director and is in a position to exercise significant influence for nil consideration although, should this company succeed in raising funds to research and develop commercial products from this intellectual property, Protherics PLC will receive a 2% equity stake and royalties on any future revenues from products derived. The directors of Protherics PLC had assigned no value to this intangible asset and therefore consider this transaction to be at an arms length valuation.

6. INTEREST PAYABLE

	2004 (pounds sterling)'000	2003 (pounds sterling)'000	2002 (pounds sterling)'000
Finance lease and hire purchase agreements	56	12	15
Bank loans and overdrafts	36	3	2
6% convertible loan notes	337	--	--
Amortisation of 6% convertible loan notes issue costs	18	--	--
4% convertible debentures	--	--	104
Notes payable to South Australian Minister for Primary Industries	29	39	42
Other	51	41	39
	527	95	202

7. TAXATION

	2004 (pounds sterling)'000
CURRENT TAXATION	
UK Corporation tax credit for the current year	252
Adjustment in respect of prior years	
-- UK Corporation tax	(62)
Total current taxation	190
DEFERRED TAXATION	
Increase in estimate of recoverable deferred tax asset	267
	457

	2003 (pounds sterling)'000	2002 (pounds sterling)'000
CURRENT TAXATION		
UK Corporation tax credit for the current year	170	--
Adjustment in respect of prior years		
-- UK Corporation tax	--	--
Total current taxation	170	--
DEFERRED TAXATION		
Increase in estimate of recoverable deferred tax asset	191	--
	361	--

The tax credit arising in the current and prior year was as a result of research and development expenditure claimed under the Finance Act 2000. No corporation tax charge arose in the years ended 31 March 2002, 2003 and 2004 due to the utilisation of losses brought forward from previous years.

The weighted average standard rate of current tax for the year based on the average rate of corporation tax to the group is 30.5% (2003: 31.4%; 2002: 31.7%). The actual charge for the current and previous year differs from the standard rate for the reasons set out in the following reconciliation:

	2004 (pounds sterling)'000
Profit/(loss) on ordinary activities before tax	772
Tax on profit/(loss) on ordinary activities at standard rate	235
Factors affecting credit for the period	
Timing differences between capital allowances and depreciation	134
Other timing differences	120
Other expenditure / (income) not deductible for tax purposes	47
Additional tax credit for research and development expenditure incurred	(87)
Lower rate of tax on research and development credits surrendered	70
(Utilisation of) / addition to losses carried forward	(771)
Adjustments to tax charge in respect of prior years	62
Total actual amount of current tax	(190)

2003 (pounds sterling)'000	2002 (pounds sterling)'000

Profit/(loss) on ordinary activities before tax	(599)	2,867
Tax on profit/(loss) on ordinary activities at standard rate	(188)	908
Factors affecting credit for the period		
Timing differences between capital allowances and depreciation	(39)	(35)
Other timing differences	(419)	(73)
Other expenditure / (income) not deductible for tax purposes	17	(340)
Additional tax credit for research and development expenditure incurred	(128)	(111)
Lower rate of tax on research and development credits surrendered	13	--
(Utilisation of) / addition to losses carried forward	574	(349)
Adjustments to tax charge in respect of prior years	--	--
Total actual amount of current tax	(170)	--

A deferred tax asset of (pounds sterling)442,000 has been recognized at 31 March 2004 (2003: (pounds sterling)191,000; 2002: nil). This asset, which relates to trading losses incurred in Australia and the United States, has been recognised in the financial statements following the development of the Groups products during the past year and the directors are of the opinion, based on recent and forecast trading, that the level of profits in both Australia and the United States in the forthcoming years will lead to the realisation of this asset.

The deferred tax asset recognised is set out in the following reconciliation:

	(pounds sterling)'000
At 1 April 2002	--
Credited to the profit and loss account	191
At 31 March 2003	191
Credited to the profit and loss account	267
Exchange adjustment	(16)
At 31 March 2004	442

In addition to the losses on which a deferred tax asset has been recognised, the Group has additional taxable losses in the United Kingdom, Australia and the United States which arose as a result of the research and development incurred during the start-up of the Group's activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognised in respect of these losses and other timing differences since the Group does not anticipate generating sufficient taxable profits to utilise these losses within the immediate future and consequently the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax assets not recognised, measured at a weighted average standard rate of 30.5%, is approximately (pounds sterling)20 million (2003: approximately (pounds sterling)22 million at 31.4%; 2002: approximately (pounds sterling)22 million at 31.7%).

At 31 March 2004 the Group had tax losses, subject to the agreement of the Taxation Authorities, of approximately (pounds sterling)68 million (2003: (pounds sterling)70 million; 2002: (pounds sterling)68 million) available for offset against future taxable profits of the same trade. Of these losses, approximately (pounds sterling)23 million (2003: (pounds sterling)34 million; 2002: (pounds sterling)45 million) relates to Protherics Inc., and of these, the use of (pounds sterling)13 million is restricted to US$1.5 million per year.

8. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is based on attributable profits in the year ended 31 March 2004 of (pounds sterling)1,265,000 (2003: attributable losses of (pounds sterling)238,000; 2002 attributable profits of (pounds sterling)2,867,000) and a weighted average number of shares in issue during the year of 206,355,558 (2003: 190,364,364; 2002: 180,136,683). The weighted average number of shares in issue for the twelve months ended 31 March 2003 and 31 March 2002 have been adjusted for the cash placing and open offer during the current year in accordance with Financial Reporting Standard 14, Earnings per share. This has had no effect on the loss per share previously reported.

Fully diluted earnings per share for the year ended 31 March 2004 is based on attributable profits of (pounds sterling)1,265,000 and on the weighted average number of shares in issue during the period of 207,078,267. Losses per share were anti-dilutive in the years ended 31 March 2003 and 31 March 2002.

Supplementary earnings per share has been calculated to exclude the effect of goodwill amortisation. This adjusted number has been provided in order that the effects of goodwill amortisation, which is a significant non cash charge in the profit and loss account, can be more easily identified.

	2004 (pounds sterling)'000
Profit/(loss) for the year retained for equity shareholders	1,265
Add back: goodwill amortisation (2004: 0.38 pence per share, 2003 and 2002: nil pence per share)	782
	2,047

	2003 (pounds sterling)'000	2002 (pounds sterling)'000
Profit/(loss) for the year retained for equity shareholders	(238)	2,867
Add back: goodwill amortisation (2004: 0.38 pence per share, 2003 and 2002: nil pence per share)	--	--
	(238)	2,867

9. INTANGIBLE FIXED ASSETS

	Patents (pounds sterling)'000	Goodwill (pounds sterling)'000	Total (pounds sterling)'000
COST			
At 1 April 2003	1,026	--	1,026
Translation	(147)	--	(147)
Additions (note 23)	--	9,981	9,981
AT 31 MARCH 2004	879	9,981	10,860
AMORTISATION			
At 1 April 2003	153	--	153
Translation	(33)	--	(33)
Charge for the year	120	782	902
AT 31 MARCH 2004	240	782	1,022
NET BOOK VALUE			
31 MARCH 2004	639	9,199	9,838
31 March 2003	873	--	873

The goodwill arising on the acquisition of Enact is being amortised on a straight line basis over 10 years being the period over which the directors estimate that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets.

	Patents (pounds sterling)'000	Goodwill (pounds sterling)'000	Total (pounds sterling)'000
COST			
At 1 April 2002	1,030	--	1,030
Translation	(4)	--	(4)
AT 31 MARCH 2003	1,026	--	1,026
AMORTISATION			
At 1 April 2002	26	--	26
Translation	(1)	--	(1)
Charge for the year	128	--	128
AT 31 MARCH 2003	153	--	153
NET BOOK VALUE			
31 MARCH 2003	873	--	873
31 March 2002	1,004	--	1,004

10. TANGIBLE FIXED ASSETS

	Land & buildings (pounds sterling)'000	Plant & machinery (pounds sterling)'000
COST		
At 1 April 2003	4,650	5,430
Reclassification	--	339
Additions	541	1,868
Acquisition of subsidiary undertaking	--	32
Disposals	--	(272)
Translation	94	106
AT 31 MARCH 2004	5,285	7,503
DEPRECIATION		
At 1 April 2003	2,650	3,023
Reclassification	--	21
Charge for the year	350	618
Disposals	--	(156)
Translation	32	45
AT 31 MARCH 2004	3,032	3,551
NET BOOK VALUE		
31 MARCH 2004	2,253	3,952
31 March 2003	2,000	2,407

	2004 (pounds sterling)'000
Land and buildings comprise:	
Freehold	1,452
Short leasehold	801
	2,253

	Furniture, fixtures & equipment (pounds sterling)'000	Total (pounds sterling)'000
COST		
At 1 April 2003	1,842	11,922
Reclassification	(339)	--
Additions	892	3,301
Acquisition of subsidiary undertaking	23	55
Disposals	(116)	(388)
Translation	41	241
AT 31 MARCH 2004	2,343	15,131
DEPRECIATION		
At 1 April 2003	898	6,571
Reclassification	(21)	--
Charge for the year	260	1,228
Disposals	(78)	(234)
Translation	16	93
AT 31 MARCH 2004	1,075	7,658

NET BOOK VALUE		
31 MARCH 2004	1,268	7,473
31 March 2003	944	5,351

	2003 (pounds sterling)'000
Land and buildings comprise:	
Freehold	1,313
Short leasehold	687
	2,000

	Land & buildings (pounds sterling)'000	Plant & machinery (pounds sterling)'000
COST		
At 1 April 2002	4,411	3,969
Additions	216	1,442
Disposals	--	(23)
Translation	23	42
AT 31 MARCH 2003	4,650	5,430
DEPRECIATION		
At 1 April 2002	2,301	2,613
Charge for the year	340	398
DISPOSALS	--	--
Translation	9	12
AT 31 MARCH 2003	2,650	3,023
NET BOOK VALUE		
31 MARCH 2003	2,000	2,407
31 March 2002	2,110	1,356

	2003 (pounds sterling)'000
Land and buildings comprise:	
Freehold	1,313
Short leasehold	687
	2,000

	Furniture, fixtures & equipment (pounds sterling)'000	Total (pounds sterling)'000
COST		
At 1 April 2002	1,584	9,964
Additions	293	1,951
Disposals	(39)	(62)
Translation	4	69
AT 31 MARCH 2003	1,842	11,922
DEPRECIATION		
At 1 April 2002	786	5,700
Charge for the year	159	897

DISPOSALS	(42)	(42)
Translation	(5)	16
AT 31 MARCH 2003	898	6,571
NET BOOK VALUE		
31 MARCH 2003	944	5,351
31 March 2002	798	4,264

	2002 (pounds sterling)'000
Land and buildings comprise:	
Freehold	1,453
Short leasehold	657
	2,110

Plant and machinery includes cost of (pounds sterling)1,737,000 (2003: (pounds sterling)381,000) in respect of assets in the course of construction.

The net book value of tangible fixed assets includes (pounds sterling)2,127,000 (2003: (pounds sterling)302,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was (pounds sterling)114,000 (2003: (pounds sterling)15,000).

The net book value of tangible fixed assets includes capitalised interest of (pounds sterling)68,000 (2003: (pounds sterling)114,000). No interest was capitalised in the year and depreciation for the year amounted to (pounds sterling)46,000 (2003: (pounds sterling)44,000).

11. STOCKS

	2004 (pounds sterling)'000	2003 (pounds sterling)'000
Raw materials and consumables	998	1,027
Work in progress	8,686	6,034
Finished goods	61	24
	9,745	7,085

12. DEBTORS

	2004 (pounds sterling)'000	2003 (pounds sterling)'000
Amounts falling due within one year:		
Trade debtors	2,459	2,531
Amounts owed by Group undertakings	--	--
Other debtors	227	215
Taxation recoverable	307	88
Prepayments and accrued income	747	435
	3,740	3,269

13. CREDITORS -- AMOUNTS FALLING DUE WITHIN ONE YEAR

	2004 (pounds sterling)'000	2003 (pounds sterling)'000
Bank loans and overdrafts	172	--
Notes payable to South Australia Minister for Primary Industries (Note 14)	130	110
Other loans	198	266
Obligations under finance lease and hire purchase agreements (note 14)	456	75
Trade creditors	2,497	1,649
Amounts owed to Group undertakings	--	--
Other taxation and social security	127	97
Other creditors	125	494
Accruals	1,925	1,050
Deferred income	4,174	4,729
	9,804	8,470

14. CREDITORS – AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2004 (pounds sterling)'000	2003 (pounds sterling)'000
Loans:		
6% Convertible unsecured loan notes	7,050	--
Notes payable to South Australian Minister for Primary Industries	208	306
Bank loans	54	--
Other	--	231
	7,312	537
Obligations under finance lease and hire purchase agreements	1,459	180
Deferred income	678	--
	9,449	717
Repayment of loans and overdrafts:		
In one year or less, or on demand	500	376
In more than one year, but not more than two years	229	351
In more than two years, but not more than five years	--	156
In more than five years	7,083	30
	7,812	913

Obligations under finance lease and hire purchase agreement bear interest at normal commercial rates and fall due as follows:

	2004 (pounds sterling)'000	2003 (pounds sterling)'000
Less than one year	456	75
Within one to two years	448	77
Within two to five years	1,011	103
	1,915	255

Interest on the 6% convertible unsecured loan notes is payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par on 19 June 2010. The loan notes are convertible at 25p per ordinary share, at the holders option, from the earlier of 19 December 2004, or such date that the Company has received FDA marketing approval for Voraxaze but in any event no earlier than June 19, 2004. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

The notes payable to the South Australian Minister for Primary Industries (the Minister) are secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual installments, with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually.

The Welsh Development Agency has a legal charge over certain buildings, plant and equipment securing grants received amounting to (pounds sterling)33,000.

The other loans are secured upon the patent shown in the consolidated balance sheet and are repayable by monthly installments, the final being due in January 2005. The interest rate is variable and reset quarterly based upon the lower of 7% and the Prime lending rate in the United States.

15. DEFERRED TAXATION

A provision for deferred taxation is not required and there is no potential liability for deferred taxation (2003: (pounds sterling)nil).

16. SHARE CAPITAL

	Group and company 2004		Group and company 2003	
	No. Shares	(pounds sterling)'000	No. Shares	(pounds sterling)'000
Authorised Ordinary shares of 2p each	313,500,000	6,270	300,000,000	6,000
Allotted, called-up and fully paid Ordinary shares of 2p each	207,750,086	4,155	188,232,913	3,765

During the year ended 31 March 2004, the Company allotted 18,802,484 ordinary shares with a nominal value of (pounds sterling)376,050 in the cash placing and open offer initiated in conjunction with the acquisition of Enact. The consideration received in relation to this transaction was (pounds sterling)3,008,000 with issue expenses of (pounds sterling)209,000 being charged to reserves. In addition, warrants and options have been exercised over 714,689 ordinary shares with a nominal value of (pounds sterling)14,294 for a total consideration of (pounds sterling)268,000.

At 31 March 2004 there were no unexercised warrants (2003: 887,008 ordinary shares), however there are unexercised warrants for 932,500 ordinary shares in Enact Pharma PLC, a company acquired during the current year, which expire between 31 December 2004 and 9 July 2012 and are exercisable at prices between 25p and 60p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing (pounds sterling)17.05 in nominal value of 6% Convertible Loan Notes per 100 Enact Pharma PLC ordinary shares. The terms of these loan notes are disclosed in note 14 to the comparative table.

Details of outstanding share options are as follows:

Date exercisable	At 1 April 2003	Granted	Exercised	Cancelled or expired	At 31 March 2004	Exercise price (p)
INDIVIDUAL UNAPPROVED						
22 Dec 2002 to 21 Dec 2009	600,000	--	--	--	600,000	39.00
9 July 2002 to 8 July 2010	25,000	--	--	--	25,000	40.00
9 July 2002 to 8 July 2010	15,000	--	--	--	15,000	25.00
9 July 2002 to 31 May 2007	3,850	--	--	--	3,850	US$6.00
APPROVED SCHEME						
21 July 1997 to 20 July 2004	23,535	--	--	--	23,535	154.66
25 July 1998 to 24 July 2005	52,955	--	--	--	52,955	68.83
28 Jan 2003 to 27 Jan 2010	64,475	--	--	--	64,475	37.50
28 Feb 2004 to 27 Feb 2011	343,000	--	--	2,000	341,000	43.50
UNAPPROVED SCHEME						
19 July 1999 to 18 July 2003	248,250	--	--	248,250	--	66.66
20 Aug 1999 to 19 Aug 2003	87,110	--	--	87,110	--	57.40
23 Jan 2001 to 22 Jan 2004	297,646	--	296,646	1,000	--	41.66
20 Jan 2001 to 19 Jan 2004	6,751	--	--	6,751	--	76.84
22 June 2001 to 21 June 2008	275,000	--	--	--	275,000	46.00
23 Dec 2001 to 22 Dec 2005	10,305	--	--	--	10,305	45.00
22 Dec 2002 to 21 Dec 2009	540,000	--	--	--	540,000	39.00
27 Jan 2003 to 26 Jan 2010	87,909	--	--	--	87,909	37.50
2 Aug 2003 to 1 Aug 2010	2,908	--	--	--	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,430,000	--	--	--	1,430,000	43.50
16 Jan 2005 to 15 Jan 2012	2,369,000	--	--	--	2,369,000	39.50
9 July 2005 to 8 July 2012	500,000	--	--	--	500,000	25.00
14 Jan 2006 to 13 Jan 2013	100,000	--	--	--	100,000	21.00
20 Jun 2006 to 19 Jun 2013	--	1,250,000	--	--	1,250,000	23.25
24 Jun 2006 to 23 Jun 2013	--	30,000	--	--	30,000	23.00
1 Mar 2007 to 28 Feb 2014	--	1,240,000	--	--	1,240,000	58.50
1 Mar 2009 to 28 Feb 2014	--	325,000	--	--	325,000	58.50
SAVINGS RELATED OPTIONS						
1 Oct 2003 to 31 Mar 2004	47,260	--	47,260	--	--	36.50
1 Apr 2003 to 31 Oct 2003	75,426	--	11,883	63,543	--	37.50
1 Apr 2005 to 31 Oct 2005	96,300	--	--	--	96,300	37.50
PROTHERICS PLC OPTION PLAN FOR THERAPEUTIC ANTIBODIES EMPLOYEES						
27 Jan 2000 to 29 June 2008	166,222	--	--	--	166,222	156.0 to 312.0
	7,467,902	2,845,000	355,789	408,654	9,548,459	

	At 1 April 2002	Granted	Exercised	Cancelled or expired	At 31 March 2003	Exercise price (p)
Date exercisable						
INDIVIDUAL UNAPPROVED						
22 Dec 2002 to 21 Dec 2009	600,000	--	--	--	600,000	39.00
9 July 2002 to 8 July 2010	--	25,000	--	--	25,000	40.00
9 July 2002 to 8 July 2010	--	15,000	--	--	15,000	25.00
9 July 2002 to 31 May 2007	--	3,850	--	--	3,850	US$6.00
APPROVED SCHEME						
21 July 1997 to 20 July 2004	23,535	--	--	--	23,535	154.66
25 July 1998 to 24 July 2005	52,955	--	--	--	52,955	68.83
28 Jan 2003 to 27 Jan 2010	72,838	--	--	8,363	64,475	37.50
28 Feb 2004 to 27 Feb 2011	384,000	--	--	41,000	343,000	43.50
UNAPPROVED SCHEME						
19 July 1999 to 18 July 2003	248,250	--	--	--	248,250	66.66
20 Aug 1999 to 19 Aug 2003	87,110	--	--	--	87,110	57.40
23 Jan 2001 to 22 Jan 2004	297,646	--	--	--	297,646	41.66
20 Jan 2001 to 19 Jan 2004	6,751	--	--	--	6,751	76.84
22 June 2001 to 21 June 2008	275,000	--	--	--	275,000	46.00
23 Dec 2001 to 22 Dec 2005	10,305	--	--	--	10,305	45.00
22 Dec 2002 to 21 Dec 2009	565,000	--	--	25,000	540,000	39.00
27 Jan 2003 to 26 Jan 2010	89,419	--	--	1,510	87,909	37.50
2 Aug 2003 to 1 Aug 2010	2,908	--	--	--	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,530,000	--	--	100,000	1,430,000	43.50
16 Jan 2005 to 15 Jan 2012	2,399,000	--	--	30,000	2,369,000	39.50
9 July 2005 to 8 July 2012	--	500,000	--	--	500,000	25.00
14 Jan 2006 to 13 Jan 2013	--	100,000	--	--	100,000	21.00
SAVINGS RELATED OPTIONS						
1 Oct 2003 to 31 Mar 2004	47,260	--	--	--	47,260	36.50
1 Apr 2003 to 31 Oct 2003	80,592	--	--	5,166	75,426	37.50
1 Apr 2005 to 31 Oct 2005	114,300	--	--	18,000	96,300	37.50
PROTHERICS PLC OPTION PLAN FOR THERAPEUTIC ANTIBODIES EMPLOYEES						
27 Jan 2000 to 29 June 2008	166,222	--	--	--	166,222	156.0 to 417.0
	7,053,091	643,850	--	229,039	7,467,902	

Therapeutic Antibodies former employees and consultants

In addition to the above, options over up to 546,197 shares (2003: 577,714) previously held under the Therapeutic Antibodies 1990 Plan may be granted upon request by Therapeutic Antibodies former employees and consultants under the terms of the Merger Agreement dated 20 May 1999. Option prices range from $3.87 to $6.99 per share and may be exercised at various dates from 29 April 1994 to 15 May 2006.

S Wallis and M Brown Options

In addition to the above, M Brown holds options over 46,520 ordinary shares at $3.86 per share and 104,670 ordinary shares at $5.15 per share under the Therapeutic Antibodies 1990 plan (2003: same). S Wallis had an arrangement granting an option on up to 6,054,338 ordinary shares at 39.5p per share which expired unexercised on 31 March 2003.

Share options in Enact

In addition to the above, options over 537,852 ordinary shares in Enact, a company acquired in the year ended 31 March 2004, may be exercised at 20p per Enact ordinary share between 9 January 2005 and 8 January 2012. Should these be exercised, the company is entitled to repurchase these shares by issuing (pounds sterling)17.05 6% convertible loan notes per 100 Enact ordinary shares. The terms of these loan notes are disclosed in note 14 to the accounts.

17. RESERVES

	Group and Company Share Premium (pounds sterling)'000
At 1 April 2002	63,350
Exchange movement	--
Retained (loss) for the year	--
At 31 March 2003	63,350
Exchange movement	--
Issue of shares	2,677
Retained profit / (loss) for the year	--
At 31 March 2004	66,027

	Group Merger Reserve	Profit and Loss account	
		Group	Company
	(pounds sterling)'000	(pounds sterling)'000	(pounds sterling)'000
At 1 April 2002	51,163	(108,137)	(4,912)
Exchange movement	--	435	--
Retained (loss) for the year	--	(238)	(1,484)
At 31 March 2003	51,163	(107,940)	(6,396)
Exchange movement	--	623	--
Issue of shares	--	--	--
Retained profit / (loss) for the year	--	1,265	(1,559)
At 31 March 2004	51,163	(106,052)	(7,955)

Goodwill on acquisition written off in prior periods amounts to (pounds sterling)1,909,000. In accordance with section 230 (1-4) of the Companies Act 1985, a separate profit and loss account for the Company is not presented. Of the retained loss for the year of the Group, (pounds sterling)1,559,000 (2003: (pounds sterling)1,484,000) has been dealt with in the accounts of the Company.

18. RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS' FUNDS

	Group	
	31 March 2004	31 March 2003
	(pounds sterling)'000	(pounds sterling)'000
Profit / (loss) for the financial year	1,265	(238)
Issue of shares	3,276	--
Expenses of equity share issue	(209)	--
Currency translation differences on foreign currency equity investments	623	435
Net increase in shareholders' funds	4,955	197
Opening shareholders' funds	10,338	10,141
Closing shareholders' funds	15,293	10,338

19. CAPITAL COMMITMENTS

At the year end the Group had capital commitments of (pounds sterling)378,000 (2003: (pounds sterling)356,000) authorised but not provided for.

20. FINANCIAL COMMITMENTS

At 31 March 2004 the Group had the following annual commitments in respect of operating leases which expire:

	Property		Other	
	2004	2003	2004	2003
	(pounds sterling)'000	(pounds sterling)'000	(pounds sterling)'000	(pounds sterling)'000
Within one year	135	83	11	9
Within two to five years	439	51	9	20
	574	134	20	29

21. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(i) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operations

	31 March 2004 (pounds sterling)'000	31 March 2003 (pounds sterling)'000	31 March 2002 (pounds sterling)'000
Operating profit/(loss)	1,245	(604)	(2,102)
Depreciation and amortisation	2,130	1,025	958
Loss/(profit) on disposal of tangible fixed assets	125	(2)	16
Deferred grant income	(77)	(101)	(55)
Grant received	31	122	--
Increase in stocks	(2,583)	(3,092)	(2,295)
Increase in debtors	(478)	(1,677)	(388)
Increase in creditors	246	2,606	2,264
(Profit) on sale of current asset investments	--	--	(33)
Net cash inflow/(outflow) from operating activities	639	(1,723)	(1,635)

(ii) Reconciliation of net cash flow to movement in net funds/(debt)

	31 March 2004 (pounds sterling)'000
Increase/(decrease) in cash	556
Cash (inflow) from management of liquid resources	--
Cash outflow from financing	693
Increase/(decrease) in net funds/(debt) resulting from cash flows	1,249
Conversion of loan notes into shares	--
6% Convertible unsecured loan notes issued	(7,050)
New loans in respect of patents purchased	--
New finance lease and hire purchase agreements	(1,857)
Debt acquired with acquired businesses	(356)
Finance leases disposed of with business	--
Foreign exchange differences	6
(Decrease)/increase in net funds/(debt) in the year	(8,008)
Net funds/(debt) brought forward	1,588
Net (debt)/funds carried forward	(6,420)

	31 March 2003 (pounds sterling)'000	31 March 2002 (pounds sterling)'000
Increase/(decrease) in cash	(3,511)	4,685
Cash (inflow) from management of liquid resources	--	(1,686)
Cash outflow from financing	535	420
Increase/(decrease) in net funds/(debt) resulting from cash flows	(2,976)	3,419
Conversion of loan notes into shares	--	3,034
6% Convertible unsecured loan notes issued	--	--
New loans in respect of patents purchased	--	(858)
New finance lease and hire purchase agreements	(89)	(302)
Debt acquired with acquired businesses	--	--
Finance leases disposed of with business	--	256
Foreign exchange differences	(21)	31
(Decrease)/increase in net funds/(debt) in the year	(3,086)	5,580
Net funds/(debt) brought forward	4,674	(906)
Net (debt)/funds carried forward	1,588	4,674

(iii) Analysis of net funds/(debt)

	At 1 April 2003 (pounds sterling)'000	Cash flow (pounds sterling)'000
Cash at bank and in hand	2,756	556
Loans -- amounts falling due in less than one year	(376)	155
Loans -- amounts falling due in more than one year	(537)	337
Obligations under finance lease		

and hire purchase agreements	(255)	201
	1,588	1,249

	Acquisitions (pounds sterling)'000	Non-cash changes (pounds sterling)'000	Foreign exchange differences (pounds sterling)'000
Cash at bank and in hand	--	--	(5)
Loans -- amounts falling due in less than one year	(285)	--	6
Loans -- amounts falling due in more than one year	(71)	(7,050)	9
Obligations under finance lease and hire purchase agreements	--	(1,857)	(4)
	(356)	(8,907)	6

	At 31 March 2004 (pounds sterling)'000
Cash at bank and in hand	3,307
Loans -- amounts falling due in less than one year	(500)
Loans -- amounts falling due in more than one year	(7,312)
Obligations under finance lease and hire purchase agreements	(1,915)
	(6,420)

	At 1 April 2002 (pounds sterling)'000	Cash flow (pounds sterling)'000
Cash at bank and in hand	6,211	(3,511)
Loans -- amounts falling due in less than one year	(381)	30
Loans -- amounts falling due in more than one year	(939)	454
Obligations under finance lease and hire purchase agreements	(217)	51
	4,674	(2,976)

	Non-cash changes (pounds sterling)'000	Foreign exchange differences (pounds sterling)'000	At 31 March 2003 (pounds sterling)'000
Cash at bank and in hand	--	56	2,756
Loans -- amounts falling due in less than one year	--	(25)	(376)
Loans -- amounts falling due in more than one year	--	(52)	(537)
Obligations under finance lease and hire purchase agreements	(89)	--	(255)
	(89)	(21)	1,588

Cash at bank and in hand represent cash and deposits held at financial institutions that can be accessed with notice not exceeding 24 hours.

Non-cash changes to finance leases and hire purchase agreements relate to new agreements entered into during the year. Non-cash changes to loans relate to the convertible loan notes issued.

22. CONTINGENT LIABILITIES

The Company has guaranteed certain operating lease, finance lease and hire purchase agreements entered into by subsidiary companies.

23. ACQUISITION OF SUBSIDIARY UNDERTAKING

On May 2, 2003, the Company announced that it had reached agreement on the terms of a recommended offer for Enact, the OFEX traded biopharmaceutical company, and this offer was declared wholly unconditional on June 18, 2003. On this date, the company acquired 89.4% of the issued share capital. The remaining 10.6% of issued share capital was acquired by 4 September 2003.

The following table sets out the book values of identifiable assets and liabilities acquired and their fair value to the group.

	Book value (pounds sterling)'000	Fair value adjustment (pounds sterling)'000	Fair value to the group (pounds sterling)'000
Intangible fixed asset -- licences	115	(115)	--
Tangible fixed assets	55	--	55
Debtors	128	--	128
Current asset investments	727	--	727
Cash	10	--	10
Bank overdraft	(822)	--	(822)
Bank loans	(93)	--	(93)
Other loans	(263)	--	(263)
Trade creditors	(967)	--	(967)
Accruals	(411)	--	(411)
Other creditors	(68)	--	(68)
Net liabilities acquired	(1,589)	(115)	(1,704)
Goodwill			9,981
Net consideration			8,277
SATISFIED BY:			
Issue of 6% convertible loan notes			7,196
Issue costs of 6% convertible loan notes			(164)

Cash	519
Distribution of current asset investment acquired with business	726
	8,277

Following a reorganisation of the group's research and development activities, it is not possible to show the cash effects of acquired operations in the year.

The trading results of Enact from 1 October 2002 to 18 June 2003, being the date of Enact's last annual report to the date of acquisition, were as follows:

	(pounds sterling)'000
Turnover	33
Operating (loss)	(3,110)
(Loss) before tax	(3,166)
Taxation	53
(Loss) after tax	(3,113)

Enact had no recognised gains and losses other than those included in the results above and therefore no separate statement of total recognised gains and losses has been presented.

The results above include a write down of current asset investments amounting to (pounds sterling)1,266,000.

24. SALE OF BUSINESS

On 12 July 2001 the Group sold its computer aided molecular design division (CAMD) to Tularik for 400,000 shares. Tularik is listed in the USA on NASDAQ. These shares were subsequently sold to finance working capital requirements. The cash effects of the disposal are shown below.

	(pounds sterling)'000
Tangible fixed assets	1,014
Loans and finance leases	(256)
	758
Profit on disposal	5,032
Valuation of net consideration received on date of disposal of CAMD	5,790
SATISFIED BY:	
Shares in Tularik Inc.	6,292
Cash sale costs	(502)
	5,790
Profit on subsequent disposal of shares	33
Cash received on disposal of shares	5,823

It is anticipated that the profit generated on the sale will be wholly relieved by available tax losses and reliefs.

25. FINANCIAL INSTRUMENTS

The Group's financial instruments comprise borrowings, cash and liquid resources, forward foreign currency contracts and various items, such as trade debtors and trade creditors, that arise directly from its operations.

It is, and has been throughout the period under review, the Group's policy that no speculative trading in derivative financial instruments shall be undertaken.

Interest Rate Risk

The Group finances its operations through a mixture of equity and borrowings. Its ability to borrow is restricted by the nature of its activities. Whether to borrow on fixed or floating rate terms is one of several components of any decision to borrow on particular terms. Additional considerations include the level of interest rates proposed, the maturity profile and potential conversion rights.

As such the Group does not have a policy in relation to interest rates in isolation. However, by holding a mix of fixed and floating rate financial liabilities, the Group seeks to mitigate partially against increased interest rates whilst maintaining a degree of flexibility to benefit from decreasing rates of interest.

Liquidity Risk

The Group's principal policy in managing liquidity risk is to align the maturity profile of its anticipated net revenue stream with that of its financial assets and liabilities taking into account the commercial risk inherent in its product portfolio.

At 31 March 2004, the Group held net cash balances of (pounds sterling)3,307,000 million. Of this amount, (pounds sterling)2,107,000 million was invested in overnight money market deposits so as to maximise returns received.

Foreign Currency Risk

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. The Group has overseas subsidiaries in the USA and Australia whose revenues, expenses, assets and liabilities are denominated in US dollars and Australian dollars respectively. In order to protect the Group's sterling balance sheet from movements in exchange rates, Group companies have borrowed funds in their local currency.

The company has decided to opt to exclude short term trade debtors and creditors from the following analyses (other than the currency exposure disclosures) as allowed under FRS 13.

Financial assets

Financial assets comprise cash balances and money market deposits which attract variable rates which are based on market rates in each country. An analysis of financial assets by currency is as follows:

	31 March 2004 (pounds sterling)'000	31 March 2003 (pounds sterling)'000
Financial assets by currency		
Sterling	2,861	2,005
US Dollar	392	313
Australian Dollar	54	438
	3,307	2,756

All financial assets mature within one year, or on demand.

Borrowing Facilities

The Group has an undrawn committed facility of (pounds sterling)2,000,000 available at 31 March 2004 (2003 - (pounds sterling)nil) which was secured by a mortgage on the Group's property in Wales and a floating charge over the assets of the Group.

Financial Liabilities

The Group held the following financial liabilities at 31 March 2004.

	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed rate financial liabilities (pounds sterling)'000
Currency			
Sterling	5.9	6.4	8,865
US Dollar	--	--	--
Australian Dollar	1.8	7.8	100
Total	5.8	6.5	8,965

	Floating rate financial liabilities (pounds sterling)'000	Non interest bearing financial liabilities (pounds sterling)'000	31 March 2004 Total (pounds sterling)'000
Currency			
Sterling	76	--	8,941
US Dollar	348	--	348
Australian Dollar	305	33	438
Total	729	33	9,727

The Group held the following financial liabilities at 31 March 2003.

	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed rate financial liabilities (pounds sterling)'000
Currency			
Sterling	4.8	10.8	229
US Dollar	--	--	--
Australian Dollar	2.0	7.3	26
Total	4.6	10.4	255

	Floating rate financial liabilities (pounds sterling)'000	Non interest bearing financial liabilities (pounds sterling)'000	31 March 2003 Total (pounds sterling)'000
Currency			
Sterling	--	--	229
US Dollar	497	--	497
Australian Dollar	385	31	442
Total	882	31	1,168

A maturity profile of financial liabilities, which include loan notes and obligations under finance leases and hire purchase obligations is presented in note 14.

Floating rate borrowings are based on interbank rates in each country.

Fair Value of Financial Assets and Financial Liabilities

The book value and the fair value of money market deposits equate due to their short-term nature. The fair value of the convertible unsecured loan note, based on the fair value of the underlying shares (assuming conversion), was (pounds sterling)15,120,000 compared to a book value of (pounds sterling)7,092,000. The fair value of forward foreign currency contracts, based on closing exchange rates at the year end, was an asset of (pounds sterling)1,552,000, compared to a book value of (pounds sterling)323,000 (2003: asset of (pounds sterling)484,000, compared to a book value of (pounds sterling)41,000). The fair value of all other items has been calculated by discounting expected future cash flows at prevailing interest rates, and is not materially different from their book value.

Currency profile

The main functional currencies of the Group are sterling, the US dollar and the Australian dollar. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts used to manage currency exposure. The amounts show the transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or `functional') currency of the operating unit involved.

31 March 2004

	Sterling denominated (pounds sterling)'000	Australian Dollar denominated (pounds sterling)'000	US Dollar denominated (pounds sterling)'000
Functional Currency			
Sterling	--	861	(91)
Australian Dollar	--	--	--
US Dollar	(1,040)	--	--
Total	(1,040)	861	(91)

31 March 2004

	Euro denominated (pounds sterling)'000	Canadian Dollar denominated (pounds sterling)'000	Yen denominated (pounds sterling)'000	31 March 2004 Total (pounds sterling)'000
Functional Currency				
Sterling	(218)	(42)	(22)	488
Australian Dollar	--	--	--	--
US Dollar	--	--	--	(1,040)
Total	(218)	(42)	(22)	(552)

31 March 2003

	Sterling denominated (pounds sterling)'000	Australian Dollar denominated (pounds sterling)'000	US Dollar denominated (pounds sterling)'000
Functional Currency			
Sterling	--	(4,681)	2,327
Australian Dollar	--	--	--
US Dollar	(3,057)	--	--
Total	(3,057)	(4,681)	2,327

31 March 2003

	Euro denominated (pounds sterling)'000	Canadian Dollar denominated (pounds sterling)'000	Yen denominated (pounds sterling)'000	31 March 2003 Total (pounds sterling)'000
Functional Currency				
Sterling	(53)	--	--	(2,407)
Australian Dollar	--	--	--	--
US Dollar	--	--	--	(3,057)
Total	(53)	--	--	(5,464)

HEDGING

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. At 31 March 2004, there were unrecognised profits of (pounds sterling)1,229,000 (2003: unrecognised profits of (pounds sterling)443,000). As in the prior year, these forward foreign currency contracts are due to expire within 12 months of the balance sheet date.

PART V

ADDITIONAL INFORMATION

1. RESPONSIBILITY

The Directors of the Company, whose names appear in paragraph 2, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. DIRECTORS

The Directors and their respective functions are as follows:

Stuart Michael Wallis, FCA, ATII	Chairman and Non-Executive Director
Andrew John Heath, MD, PhD	Chief Executive Officer
James Campbell Christie, BSc, MBA	Operations Director
Barrington Marshall Riley, BA, FCA	Finance Director
David Whitnall Gration, FR PharmS	Deputy Chairman and Non-Executive Director
Anthony Atkinson, BSc, PhD, FIIB, FIoN	Non-Executive Director
John Robert Brown, PhD, MBA	Non-Executive Director
Garry Watts, FCA	Non-Executive Director

The business address of all of the Directors is The Heath Business and Technical Park, Runcorn, Cheshire WA7 4QF, England.

3. THE COMPANY

The Company was incorporated and registered in England and Wales on 12 January 1990 with registered number 2459087 under the Act as a public limited company under the name Powerfirst Plc. On 18 April 1990, the Company changed its name to Proteus International Plc. On 13 September 1999, the Company changed its name to Protherics PLC.

The principal legislation under which the Company operates is the Act and the regulations made thereunder. The liability of the members is limited.

The registered office, head office and the principal place of business in the United Kingdom of the Company is at The Heath Business and Technical Park, Runcorn, Cheshire WA7 4QF.

4. SHARE CAPITAL

4.1 The New Ordinary Shares will be in registered form and capable of being held in uncertificated form. Application has been made for Admission and it is expected that dealings in the New Ordinary Shares will commence on 25 January 2005. In connection with the Conversion, temporary documents of title will not be issued. However, it is expected that share certificates, for those who wish to receive them, will be sent by first class post to the relevant Convertible Loan Noteholders on 25 January 2005.

4.2 Shares of the same class as the New Ordinary Shares to be issued are already listed and traded on the London Stock Exchange.

4.3 Since 20 January 2002, there have been the following changes in the authorised share capital and the issued and fully paid share capital of the Company:

(a) On the dates stated below, the following Ordinary Shares were issued at the consideration stated:

Allotment Date	Event	Number of shares	Consideration per share
4 June 2003	Cash Placing and Open Offer	18,802,484	16.00p
3 October 2003	Exercise of Warrant	232,600	34.40p
3 October 2003	Exercise of Options	11,883	37.50p
2 December 2003	Exercise of Warrant	116,300	34.40p
2 December 2003	Exercise of Warrant	10,000	US$0.45
12 December 2003	Exercise of Options	129,620	41.66p
22 January 2004	Exercise of Options	167,026	41.66p
15 March 2004	Exercise of Options	47,260	36.50p
16 August 2004	Placing and Open Offer of Ordinary Shares	20,773,088	48.00p
17 August 2004	Exercise of options	5,000	43.50p
2 November 2004	Issue of shares in respect of indebtedness	81,205	48.00p
2 November 2004	Exercise of options	15,000	39.00p
2 November 2004	Exercise of options	60,000	43.50p
2 November 2004	Exercise of options	40,000	39.50p
2 November 2004	Exercise of options	3,835	37.50p

(b) The Convertible Loan Notes were issued pursuant to authorities given and resolutions passed at the annual general meeting held on 23 July 2002 at 11.30 a.m. namely that:

(i) the authorised share capital of the Company was increased to (pounds sterling)6,000,000 by the creation of an additional 5,000,000 Ordinary Shares identical to and ranking pari passu with the existing unissued Ordinary Shares in the capital of the Company;

(ii) the Directors were generally and unconditionally authorised for the purposes of section 80(1) of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of (pounds sterling)1,254,887, such authority to expire on 23 July 2007; and

(iii) the Directors were empowered until 27 July 2007 to allot equity securities (as defined in section 94(2) of the Act) pursuant to the authority referred to in paragraph 4.3(b)(ii) above as if section 89 of that Act did not apply to any such allotment.

4.4 No additional authorities are required for the purposes of the Conversion.

4.5 It is intended that 11,692,292 New Ordinary Shares will be issued pursuant to the Conversion.

4.6 (a) As at the date of this document, the Company has an authorised share capital of (pounds sterling)6,757,500.16 divided into 337,875,008 Ordinary Shares pursuant to the special resolution passed on 12 August 2004.

(b) The authorised share capital of the Company following the Conversion will be (pounds sterling)6,757,500.16 divided into 337,875,008 Ordinary Shares of which 240,420,506 New Ordinary Shares have been issued or will be issued pursuant to the Conversion and are or will be fully paid or credited as fully paid.

(c) Following the Conversion and after allowing for Ordinary Shares reserved for issue pursuant to the exercise of options granted under the Share Option Schemes and pursuant to the conversion of the Convertible Loan Notes, 70,076,492 Ordinary Shares will remain authorised but unissued and unreserved representing approximately 21 per cent. of the authorised share capital of the Company which the Directors will be authorised to allot pursuant to the authorities given and resolutions passed at the annual general meeting held on 22 July 2004 at 11.30 a.m. namely that:

(i) the authorised share capital of the Company was increased to (pounds sterling)6,342,000 by the creation of an additional 3,600,000 Ordinary Shares identical to and ranking parri passu with the existing authorised but unissued Ordinary Shares in the capital of the Company;

(ii) the Directors were generally and unconditionally authorised for the purposes of section 80(1) of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of (pounds sterling)1,385,000, such authority to expire at the conclusion of the annual meeting of the Company to be held in 2005; and

(iii) the Directors were empowered until the conclusion of the annual meeting of the Company to be held in 2005 to allot equity securities (as defined in section 94(2) of the Act) pursuant to the authority referred to in paragraph 4.6 (c)(ii) above as if section 89 of the Act did not apply to any such allotment and provided that such power would be limited to the allotment of equity securities:

(A) in connection with a rights issue in favour of ordinary shareholders or holders of any other class of equity securities where the equity securities are proportionate to the respective number of ordinary shares and any other class of equity securities held by such holders but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

(B) otherwise than pursuant to paragraph (A), up to an aggregate nominal amount of (pounds sterling)207,751.

The Directors have no present intention of issuing any of these Ordinary Shares.

(d) The provisions of section 89(1) of the Act confer on Shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 89(2) of the Act) which are, or are to be, paid up in cash and apply to the authorised but unissued share capital except to the extent disapplied by the resolution referred to in paragraph 4.6(c) (iii) above.

4.7 As at 19 January 2005 (the latest practicable date prior to the publication of this document), the following options to subscribe for Ordinary Shares were outstanding under individual option arrangements and the Share Option Schemes described in paragraph 6 below:

Protherics PLC Share Options

Exercise Period	Number of Ordinary Shares under option at 19 January 2005	Exercise price (p)
INDIVIDUAL UNAPPROVED		
22 December 2002 to 21 December 2009	600,000	39.00
9 July 2002 to 8 July 2010	25,000	40.00
9 July 2002 to 8 July 2010	15,000	25.00
9 July 2002 to 31 May 2007	3,850	US$6.00
1 March 2004 to 1 January 2006	70,000	58.50
8 October 2004 to 1 January 2006	100,000	23.25
APPROVED SCHEME		
25 July 1998 to 24 July 2005	52,955	68.83
28 January 2003 to 27 January 2010	59,712	37.50
28 February 2004 to 27 February 2011	328,000	43.50
UNAPPROVED SCHEME		
22 June 2001 to 21 June 2008	275,000	46.00
23 December 2001 to 22 December 2005	5,305	45.00
22 December 2002 to 21 December 2009	525,000	39.00

27 January 2003 to 26 January 2010	87,909	37.50
2 August 2003 to 1 August 2010	2,908	28.50
22 February 2004 to 21 February 2011	1,370,000	43.50
16 January 2005 to 15 January 2012	2,293,000	39.50

Exercise Period	Number of Ordinary Shares under option at 19 January 2005	Exercise price (p)
9 July 2005 to 8 July 2012	500,000	25.00
14 January 2006 to 13 January 2013	100,000	21.00
20 June 2006 to 19 June 2013	1,110,000	23.25
24 June 2006 to 23 June 2013	30,000	23.00
1 March 2007 to 28 February 2014	1,170,000	58.50
1 March 2009 to 28 February 2014	325,000	58.50
27 September 2007 to 26 September 2014	310,000	49.50
SAVINGS RELATED OPTIONS		
1 April 2005 to 31 October 2005	96,300	37.50
PROTHERICS PLC OPTION PLAN FOR EX-THERAPEUTIC ANTIBODIES EMPLOYEES		
27 January 2000 to 29 June 2008	166,222	156.0 to 312.0
TOTAL	9,621,161	

As at 19 January 2005, there are unexercised warrants for 212,500 Ordinary Shares in Enact Pharma PLC. 12,500 warrants expire on 3 December 2007 and are exercisable at 60 pence per share. 200,000 warrants expire on 7 September 2012 and are exercisable at 30 pence per share. On exercise, the Company is entitled to repurchase these shares by issuing (pounds sterling)17.05 in nominal value of six per cent. Convertible Loan Notes per 100 Enact Pharma PLC ordinary shares.

Therapeutic Antibodies Former Employees and Consultants

In addition to the above, as at 19 January 2005, options of up to 414,778 Ordinary Shares previously held under the Therapeutic Antibodies 1990 Stock Option Plan are held by former employees and consultants of Therapeutic Antibodies, Inc. under the terms of the agreement dated 20 May 1999 between the Company, PI Merger Sub, Inc. (a wholly-owned subsidiary formed for the merger of the Company and Therapeutic Antibodies, Inc.) and Therapeutic Antibodies, Inc. Option prices range from $3.86 to $6.99 per share and may be exercised at various dates until 15 December 2006.

Andrew Heath Option

Andrew Heath has an individual option agreement pursuant to an option deed dated 22 December 1999. The option relates to 600,000 Ordinary Shares exercisable at 39p per share and may be exercised until 21 December 2009. On the date of exercise, the market share price of the Ordinary Shares must have outperformed the average of the FT Pharmaceuticals Index in any three year period commencing on or after the date of grant. These options are included in the above table.

On 1 March 2004, options over 35,000 Ordinary Shares were granted to each of Jonathan Dickens and Judith McArdell, exercisable at 58.50p per share. On 8 October 2004, options over 50,000 Ordinary Shares were granted to each of Jonathan Dickens and Judith McArdell, exercisable at 23.25p per share. These options are all exercisable at any time up to and including 1 January 2006. The terms of the grants were in other respects comparable to grants made under the Unapproved Scheme. These options are included in the above table.

M. Brown Options

In addition to the above, former director M. Brown holds options over 104,670 Ordinary Shares exercisable at US $5.15 per share, under the Therapeutic Antibodies 1990 plan.

4.8 Convertible Loan Notes

(a) Following the Conversion, there will remain (pounds sterling)4,273,119 of Convertible Loan Notes in issue. Each (pounds sterling)1 nominal of Convertible Loan Notes is convertible into four Ordinary Shares. Accordingly the remaining Convertible Loan Notes will be convertible into 17,092,476 Ordinary Shares.

(b) The Convertible Loan Notes are convertible by the holders thereof by serving Conversion Notices on the Company. Ordinary Shares will be issuable within 14 days of the service of a notice of conversion. If any conversion causes the Company to have to issue listing particulars, the aforementioned 14 day period will be extended until such time as the listing particulars shall have been issued.

4.9 Save as disclosed in this Part V:

(a) there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any of its subsidiaries (other than intra-group issues by wholly owned subsidiaries) in the three years preceding the date of this document;

(b) no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries in connection with the issue or sale of any share or loan capital of the Company or any of its subsidiaries in the three years preceding the date of this document; and

(c) no share or loan capital of the Company or any of its subsidiaries is under option or is agreed, conditionally or unconditionally, to be put under option.

4.10 The articles of association of the Company are, in all respects, consistent with (a) the holding of the Ordinary Shares in uncertificated form; (b) the transfer of title to Ordinary Shares by means of a relevant system; and (c) the Regulations. Accordingly, the Directors have resolved to permit the holding of Ordinary Shares in uncertificated form and the transfer of title to Ordinary Shares by means of a relevant system. For these purposes CREST is a relevant system.

5. MEMORANDUM AND ARTICLES OF ASSOCIATION

5.1 The memorandum of association of the Company provides that the Company's principal object is to carry on the business of a holding company. The objects of the Company are set out in full in clause 4 of the memorandum of association which is available for inspection at The Heath Business and Technical Park, Runcorn, Cheshire, WA7 4QF.

5.2 The articles of association of the Company (the "Articles") contain provisions, inter alia, to the following effect:

(a) Voting Rights

(i) Subject to any special terms as to voting upon which any shares may have been issued, every shareholder present in person shall upon a show of hands have one vote and, on a poll, every shareholder shall have one vote for every share of which he is a holder. On a poll, votes may be given either personally or by proxy. A shareholder in respect of whom an order has been made by any court or official having jurisdiction in matters concerning mental disorder or incapacity to manage one's affairs may vote, whether on a show of hands or on a poll, by his receiver or curator bonis and such receiver or curator bonis may, on a poll, vote by proxy.

(ii) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the orders in which the names of the holders stand in the register of members of the Company.

(iii) No shareholder shall, unless otherwise determined by the Directors, be entitled to be present and vote, either in person or by proxy, at any general meeting or upon any poll in respect of any shares held by him if:

(A) any calls or other moneys due and payable in respect of these shares remain unpaid; or

(B) he or any person appearing to be interested in shares held by him has been duly served with a direction notice under section 212 of the Act concerning the disclosure of interests in voting shares, and has failed to supply the Company with the information required by the notice or has supplied information which is false or misleading in a material respect.

(iv) The instrument appointing a proxy, and accompanying documentation, if necessary, shall be deposited at the registered office not less than 48 hours before the meeting.

(b) Dividends and other payments

Holders of Ordinary Shares are entitled to the profits of the Company available for distribution and resolved to be distributed in accordance with the Act, although no interest shall be payable on such distribution. The profits which the Company may determine to distribute in respect of any financial year shall be distributed rateably among the holders of the Ordinary Shares according to the amounts paid up on the Ordinary Shares held by them respectively, unless otherwise provided by the terms of issue. Dividends may be satisfied wholly or partly by the distribution of assets.

The Board, if authorised by an ordinary resolution of the Company, may offer the holders of Ordinary Shares the right to elect to receive new Ordinary Shares, credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution. The Board may from time to time declare an interim dividend.

The Board may deduct from any dividend payable to the holder of Ordinary Shares all such sums as may be due from such holder to the Company on account of calls or otherwise in relation to such Ordinary Shares.

The Company may make use of all dividends unclaimed after one year until so claimed. A dividend unclaimed for 12 years from the date when it became due for payment will be forfeited and revert to the Company.

(c) Return of Capital

In a winding-up, a liquidator must distribute any surplus after payment to all creditors to the holders of Ordinary Shares pro rate to their holdings of shares.

(d) Variation of Rights

All or any of the rights attached to any class of shares of the Company for the time being in issue may be varied or abrogated either with the consent in writing of the holders of not less than three quarters in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the issued shares of that class, but not otherwise. The provisions of the Articles relating to general meetings apply to every such separate meeting, save that the necessary quorum shall be two persons present, holding or representing by proxy one third in nominal value of the issued shares of that class.

(e) Transfers

The instrument of transfer of a share shall be in the usual form or such other form as shall be approved by the Directors and shall be signed by or on behalf of the transferor and, if the share is not fully paid, by the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof.

The Directors may decline to recognise any instrument of transfer of a share which is not fully paid, provided that where any shares which are not fully paid are admitted to the Official List of the London Stock Exchange, the discretion shall not be exercised in such a way as to prevent open and proper dealings in those shares. The Articles do not contain any restriction on the free transferability of fully paid shares provided that the instrument of transfer is in favour of not more than four transferees, is in respect of only one class of shares, and is not in respect of shares in respect of which the Company has a lien. Every instrument of transfer must be left at the registered office of the Company or at such other place as determined by the Directors, accompanied by the certificate for those shares and such evidence as reasonably required by the Directors to prove the title of the transferor and due execution.

The registration of transfers may be suspended at such times and for such period as the Director may from time to time determine.

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any shares: any instrument of transfer which is registered may be retained by the Company, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

(f) Directors

(i) Save as provided in this paragraph, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any matter in which he has to his knowledge, directly or indirectly, a material interest (other than his interest in shares or debentures or other securities of the Company) and if he shall do so, his vote shall not be counted.

(ii) Directors shall (in the absence of some other material interest that is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(A) The giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(B) The giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(C) Any proposal concerning an offer for any shares, debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(D) Any contract, arrangement, transaction or other proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not the holder of, or beneficially interested in, one per cent. or more of any class of the equity share capital of such company (or of a third company through which such interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for these purposes to be a material interest in all circumstances);

(E) Any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund, retirement benefit scheme under which he may benefit and which relates to both employees and Directors of the Company or any of its subsidiaries, and which either has been approved by, or is subject to and conditional upon approval by, the Board of Inland Revenue for taxation purposes or does not accord to any Director of Protherics as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(F) Any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of any scheme enabling employees of the Company or any of its subsidiaries to acquire shares under which the Director benefits in a similar manner as the employees, and which does not accord to him as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(G) Any contract, arrangement, transaction or other proposal concerning any insurance which the Company is empowered to purchase and/or maintain for, or for the benefit of, any Directors or for persons who include Directors.

A Director shall not vote or be counted in the quorum on any resolution concerning his own appointment as the holder of any office or place of profit with the Company or any company in which the Company is interested including fixing or varying the terms of his appointment or the termination thereof.

(iii) Each of the Directors shall be paid a fee for his services at a rate determined by the Board from time to time provided that the aggregate of such fees (excluding any amounts payable under any other provision of the Articles) shall not exceed (pounds sterling)200,000 per annum or such higher amount as the Company, by ordinary resolution, may determine from time to time. Such fee shall be deemed to accrue from day to day. This article does not apply to executive Directors.

(iv) The Directors may be paid all reasonable travelling, hotel and other expenses incurred by them in performing their duties as Directors including all such expenses incurred in connection with attendance at meetings of the board or any committee of the Directors or general meetings or if in the opinion of the Directors it is desirable to make special journeys or perform special services.

(v) A Director appointed to an executive office may be paid such remuneration in such manner as the Board may decide.

(vi) The Board may make provision for the payment of pension or life assurance benefits for any Director or former Director who holds or has held any executive office or employment with the Company or a subsidiary of it, and for any member of his family or any of his dependants.

(vii) No person shall be disqualified from being appointed a Director, and no Director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor shall it be necessary by reason of his age to give special notice under the Act of any resolution. Where the Board convenes any general meeting of the Company at which (to the knowledge of the Board) a Director will be proposed for appointment or re-appointment who will have attained the age of 70 years or more at the date for which the meeting is convened, the Board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that Director, at that meeting.

(g) Borrowing powers

(i) The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and uncalled capital, and to issue debentures and other securities.

(ii) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate amount from time to time owing by the Group (being the Company and all subsidiaries) in respect of all monies borrowed exclusive of moneys borrowed by the Company or any of its subsidiaries from any other of such companies shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of:

(A) the nominal issued and paid up capital of the Company;

(B) the amounts standing to the credit of the consolidated reserves of the Company and its subsidiaries whether distributable or undistributable and including (without limitation) the share premium account, capital redemption reserve and profit and loss account, all as shown in a consolidation of the then latest audited balance sheets of the company and each of its subsidiary companies but after:

(1) making such adjustments as may be appropriate in respect of any variation in the issued and paid up share capital, the share premium account and the capital redemption reserve fund of the Company since the date of this latest audited balance sheet;

(2) excluding therefrom (i) any sums set aside for future taxation and (ii) amounts attributable to outside shareholders in subsidiaries;

(3) deducting therefrom (i) an amount equal to any distribution by the Company out of profits earned prior to the date of its latest audited balance sheet and which have been declared, recommended or made since that date except so far as provided for in such balance sheet, (ii) goodwill and other intangible

assets and (iii) any debit balance on the profit and loss account.

(h) Alteration of Capital

The Company may, from time to time, by ordinary resolution increase its share capital by the creation of new shares, such increase to be of such aggregate amount and to be divided into shares of respective amounts as the resolution may prescribe. All new shares will be subject to the same provisions as if they had been part of the original capital, subject to any privileges or conditions attached to them.

The Company may by ordinary resolution consolidate its shares or subdivide its shares into shares of smaller amount and may by such resolution determine that, as between the holders of the shares resulting from such subdivision, one or more of such shares shall have some preferred or other advantage as regards dividends, capital, voting or otherwise.

The Company may from time to time, by special resolution, reduce its share capital, any capital redemption reserve fund and any share premium account in any manner authorised by law. The Company may also by ordinary resolution cancel any shares not taken or agreed to be taken by any person and diminish the amount of its share capital by the nominal value of the shares so cancelled.

The Company may purchase its own shares provided that if at the relevant date proposed for approval of the proposed purchase there shall be in issue any shares of a class entitling the holders thereof to convert the ordinary shares in the capital of the Company then no such purchase shall take place unless it has been sanctioned by an extraordinary resolution passed at a separate class meeting (or meetings if there is more than one class) of the holders of any such class of convertible shares.

(i) Liability to further capital calls by the Company

The Company may issue shares that are not fully paid up and can make different arrangements between the shareholders as to the amount of calls to be paid and the time of payment of such calls. Subject to the terms of allotment thereof, the Directors can call up for all or part of the monies unpaid on the shares as they think fit. A minimum of 14 days notice must be given to the shareholders stating the amount to be paid, to whom payment must be made and the time and place at which payment must be made.

(j) Annual and Extraordinary General Meetings

Extraordinary general meetings can be either convened by the Directors whenever they think fit or on written request of members holding at least 10 per cent of the Company's shares.

An annual general meeting must be held by the Company once a year.

General meetings are called by a minimum of 21 clear days notice when a special resolution is proposed to be passed and by a minimum of a 14 clear days notice when ordinary resolutions are proposed. Ordinary Resolutions must be passed by a simple majority of those members who (being entitled to do so) vote at the general meeting, and special resolutions must be passed by a majority of not less than 75 per cent of the members who (being entitled to do so) vote at the general meeting. The annual general meeting must be convened on a minimum of 21 clear days notice.

6. THE COMPANY'S SHARE OPTION SCHEMES

6.1 THE PROTHERICS APPROVED EXECUTIVE SHARE OPTION PLAN (THE "APPROVED SCHEME")

The following is a summary of the principal features of the Approved Scheme:

(a) All Directors and directors of any subsidiary to which the Board has resolved that the Approved Scheme shall for the time being extend (a "Participating Company") required to work at least 25 hours a week and all employees of a Participating Company required to work at least 20 hours a week are entitled to participate in the Approved Scheme.

(b) The Board may grant eligible employees, for no consideration, options to acquire shares. Such grants must usually fall within one of the following periods:

(i) six weeks following the day of approval of the scheme by the Inland Revenue; or

(ii) six weeks following the day on which the Company announces its results for a financial year or half year.

However, the Board may determine that exceptional circumstances justify the grant of options outside such six week periods, in which case, such options may be granted at any other time.

(c) Generally, an option can be exercised following the third, fourth and fifth anniversary of the date on which the option was granted, to be determined by the Board. An option may generally only be exercised by a participant whilst he is a director or employee of a Participating Company. In general, no option may be exercised unless the auditors have certified that real growth in earnings per share has occurred in the preceding three financial periods for options granted prior to 13 September 1999. For options granted since 13 September 1999 the Board will attach one or more objective conditions precedent to exercise of the options.

(d) The personal representatives of a deceased participant must exercise the option of such participant within 12 months following the date of his death. Where the participant's employment terminates due to injury or disability, the option must be exercised within 12 months of such termination or within 42 months of the date on which the option was granted, whichever is the later.

(e) If a participant's employment terminates for a reason other than those outlined above, the option cannot be exercised unless the Board of Protherics so permits, in which case it must be exercised to the extent permitted by the Board within 12 months of such termination or within 42 months of the date on which the option was granted, whichever is the later.

(f) The exercise of options within certain limits may be allowed in the event of a takeover, reconstruction, amalgamation or winding-up of the Company. Alternatively, options may, with the agreement of an acquiring company, be exchanged for options over Ordinary Shares in the acquiring company.

(g) Following a variation of the share capital of the Company, the Board may adjust the number of Ordinary Shares under option (and capable of being under option) and the option exercise price, to the extent that auditors consider this to be fair and reasonable. Such adjustment requires the approval of the Inland Revenue.

(h) The Board may alter or add to the rules of the scheme provided that:

(i) If the approved scheme is to remain an approved scheme, such alteration will not take effect until approved by the Inland Revenue.

(ii) Except where an alteration or addition is a minor amendment to benefit the administration of the Approved Scheme or to obtain more favourable tax, exchange control or regulatory treatment, no alteration or addition shall be made to the advantage of participants without the prior approval by ordinary resolution of the Company.

(i) The Approved Scheme is subject to the following limits on the number of Ordinary Shares for which options to subscribe may be granted:

(i) On any date, the aggregate number of Ordinary Shares in respect of which options are granted may not, when added to the number of Ordinary Shares issued on the exercise of options already granted under the scheme, exceed 10 per cent of the number of Ordinary Shares in issue on the date the Approved Scheme was adopted by the Company.

(ii) On any date, the aggregate number of Ordinary Shares in respect of which options are granted may not, when added to the number of Ordinary Shares issued on the exercise of options granted in the previous 3 years and the number of Ordinary Shares issued on the exercise of options granted in that period, or issued otherwise than on the exercise of options under any other employee share scheme adopted by the Company, exceed 3 per cent of the number of Ordinary Shares in issue immediately prior to that date or 4 per cent thereof where that date falls within 36 months of the date on which the Approved Scheme was adopted by the Company.

(iii) On any date, the aggregate number of Ordinary Shares in respect of which options are granted may not, when added to the number of Ordinary Shares issued on the exercise of options granted under the Approved Scheme in the previous 10 years and the number of Ordinary Shares issued on the exercise of options granted in that period under any other employee share scheme adopted by the company, exceed 5 per cent of the number of Ordinary Shares in issue immediately prior to that date.

(iv) On any date, the value of Ordinary Shares in respect of which options may be exercised by any eligible employee shall not, when added to the value of ordinary shares in respect of which options were granted to him during the 10 years immediately preceding that date under the scheme and any other employee share scheme adopted by the Company, exceed four times the higher of:

(A) the total remuneration (excluding benefits in kind) expressed as an annual rate payable by the Company or any subsidiary to him as on that date; and

(B) the total remuneration (excluding benefits in kind) paid by the Company or any subsidiary to him in the period of 12 months immediately preceding that date.

(v) No person shall be granted options which would, at the time of the grant, cause the aggregate market value of shares acquired in pursuant of options granted to him under the Approved Scheme or under any other employee share scheme adopted by the Company, not being savings related share schemes, to exceed (a) (pounds sterling)30,000 or (b) in the case of options granted before 29 April 1996, the higher of:

(A) (pounds sterling)100,000; and

(B) four times the amount of the emoluments by virtue of which the person is an eligible employee as are liable to be paid under deduction of tax pursuant to PAYE for the current or preceding year of assessment (whichever gives the greater amount) or, if there were no such emoluments for the preceding year of assessment, four times the amount of the emoluments for the 12 months beginning with the first day during the current year of assessment in respect of which there are relevant emoluments.

(vi) The exercise of any option granted under the Approved Scheme shall be effected in such form and manner as the Board may from time to time prescribe. Ordinary Shares acquired on the exercise of options will rank pari passu with Ordinary Shares then in issue.

6.2 THE PROTHERICS UNAPPROVED SHARE OPTION SCHEME (THE "UNAPPROVED SCHEME")

The following is a summary of the principal features of the Unapproved Scheme:

(a) Any person (including an executive director) employed by the Company and/or any subsidiary under a contract of employment, save for any such person who is within 2 years of retirement, is entitled to participate in the Unapproved Scheme.

(b) The Board may grant options to acquire shares to any eligible employee. In general, and for so long as the shares are listed on the London Stock Exchange or any other recognised investment exchange, such grants must fall within one of the following periods:

(i) six weeks commencing the first dealing day following the day the Unapproved Scheme was adopted by the Company; or

(ii) six weeks commencing with the first dealing day following the day on which the Company announces its results for a financial year or half year or other period.

However, the Board may determine that exceptional circumstances justify the grant of options outside such six week periods, in which chase, such options may be granted at any other time.

(c) Generally an option cannot be exercised before the earliest date of exercise (as specified in the option certificate) or before any condition to which exercise of the option is subject has been satisfied. An option may generally only be exercised by a participant whilst he is a director or employee of the Company or one of its subsidiaries.

(d) The personal representatives of a deceased participant must exercise the option of such a participant within 12 months following the date of his death or the option will lapse. Where the participant's employment terminates due to (i) injury or disability, (ii) infirmity, (iii) redundancy, (iv) retirement, (v) the transfer of the Company as a result of which the participant is employed by an entity not controlled by the Company or (vi) any other circumstance which, in the option of the Board, justifies allowing the option to be exercised, then the participant must exercise the option within 6 months of such termination or the option will lapse. In circumstances other than those prescribed above, an option will lapse upon the holder ceasing to be an eligible employee.

(e) The exercise of options within certain limits may be allowed in the event of a takeover, reconstruction, amalgamation or winding-up of the Company. Options may normally be exercised within six months of notification of the relevant event.

(f) Following a variation of the share capital of the Company, the Board may adjust the number of Ordinary Shares under option (and capable of being under option) and the option exercise price, to the extent that auditors consider this to be fair and reasonable provided that at the time of such an adjustment, the shares have not been issued or transferred to the participant on the exercise of the option.

(g) The Unapproved Scheme is subject to the following limits on the number of Ordinary Shares for which options to subscribe may be granted:

(i) no share may be issued on the exercise of an option which, when added to the aggregate of all shares issued or to be issued in respect of options (other than super options) granted under the scheme or options granted under any other executive scheme adopted by the Company in the preceding ten years, would exceed five per cent of the Ordinary Share capital of the Company then in issue provided that in the period of four years commencing on the date the scheme is adopted by the Company, the aggregate number of Ordinary Shares which may be issued on the exercise of options (other than super options) granted under the Unapproved Scheme or options granted under any other executive scheme adopted by the Company shall not exceed two point five per cent. of the issued Ordinary Share capital of the Company on the last day of such period;

(ii) no Ordinary Share may be issued on the exercise of an option which, when added to the aggregate of all Ordinary Shares issued or to be issued in respect of options granted under the Unapproved Scheme or any other scheme adopted by the Company in the preceding three years would exceed three per cent of the Ordinary Share capital of the Company then in issue;

(iii) no Ordinary Share may be issued on the exercise of an option which, when added to the aggregate of all Ordinary Shares issued or to be issued in respect of options granted under the Unapproved Scheme or any other scheme adopted by the Company in the preceding ten years, would exceed ten per cent. of the Ordinary Share capital of the Company then in issue;

(iv) on the date when an option is granted, the aggregate market value of Ordinary Shares which may be acquired on the exercise of the option shall not, when aggregated with the market value of any Ordinary Shares to be acquired on the exercise by any individual or participant of subsisting options granted under the Unapproved Scheme or any other scheme adopted by the Company in the preceding ten years, exceed four times his remuneration (or, where super options are granted, eight times remuneration);

(v) a participant shall not be granted options to replace those he has already exercised unless the Board is satisfied that the grant of such options is justified by a significant improvement in the performance of the Company in the preceding three years.

(h) Ordinary Shares acquired on the exercise of options will rank pari passu with Ordinary Shares in issue.

(i) The Company may, in general meeting, or the Board may, at any time, resolve to terminate the Unapproved Scheme without prejudice to the subsisting rights of participants.

6.3 THE PROTHERICS SAVINGS RELATED SHARE OPTION SCHEME (THE "SAYE SCHEME")

The following is a summary of the principal features of the SAYE Scheme.

(a) Any Director and any director of a subsidiary of the Company which is for the time being designated by the Board (a "Participating Company") who is required to work at least 25 hours a week and all employees of a Participating Company, in either case with a minimum period of continuous employment as determined by the Board of Protherics and not exceeding five years, are entitled to participate in the SAYE Scheme. The Board may permit other employees or categories of employees to participate.

(b) The Board may invite eligible employees to apply for an option to acquire shares at the option price. Such invitation must fall within the period of 42 days commencing on any of the following:

(i) the dealing day following the day of approval of the SAYE scheme by the Inland Revenue;

(ii) the dealing day immediately following the day on which the Company publishes its results for a financial year, half year or other period; and

(iii) the day on which the Board resolves that exceptional circumstances justify the grant of options.

(c) An employee who wishes to participate in the SAYE Scheme must enter into a savings contract with a nominated savings provider under which he will save a regular monthly sum between (pounds sterling)5 and (pounds sterling)250 (or such greater amount as may be permitted by the Income and Corporation Taxes Act 1988 ("ICTA"). If he does, he will be granted an option to acquire such a number of Ordinary Shares as have an aggregate exercise price as nearly as may be equal to, but not exceeding, the amount repayable under the savings contract. A bonus is payable at the end of the three, five or seven year savings period. The amount of monthly contributions may be scaled down by the Directors if applications exceed the number of Ordinary Shares available for the grant of options. The exercise price shall be determined by the Board but in any event shall not be less than 80 per cent of the market value (as derived from the London Stock Exchange Daily Official List) on the dealing day immediately preceding the invitation date.

(d) Generally, an option may be exercised during the period of six months commencing with the bonus date being either the third, fifth or seventh anniversary of the starting date elected by the participant when applying for a savings contract. On the expiry of that period, an option will lapse. An option may generally only be exercised by a participant whilst he is a director or employee of the Company, an associated company or a company of which the Company has control.

(e) The personal representatives of a deceased participant may exercise the option of such participant within 12 months following the day of his death or within 12 months following the bonus date if earlier. If not exercised within these periods, the option will lapse. Where the participant's employment terminates due to injury, disability, redundancy, retirement on reaching the age of 65 or in accordance with his contract, the sale of the business or subsidiary for which the employee works, an option may be exercised within six months following such termination.

(f) If a participant ceases to hold an office or employment for a reason other than those outlined above, the option shall lapse.

(g) The exercise of options within certain limits may be allowed in the event of a takeover, reconstruction, amalgamation or winding-up of the Company. Alternatively, options may, with the agreement of an acquiring company, be exchanged for options over shares in that acquiring company.

(h) Following a variation of the share capital of the Company, the Board may adjust the number of Ordinary Shares under option and the option exercise price, to the extent that auditors consider this to be fair and reasonable. Such adjustment requires the approval of the Inland Revenue.

(i) The Board may alter or add to the rules of the SAYE Scheme provided that:

(i) if the SAYE Scheme is to remain an approved scheme, such alteration will not take effect until approved by the Inland Revenue;

(ii) except where an alteration or addition is a minor amendment to benefit the administration of the scheme or to obtain more favourable tax, exchange control or regulatory treatment, no alteration or addition shall be made to the advantage of participants without the prior approval of ordinary resolution of the Company's shareholders.

(j) The SAYE Scheme is subject to the following limits on the number of Ordinary Shares which may be acquired by subscription:

(i) on any date, the aggregate number of Ordinary Shares in respect of which options may be granted may not, when added to the number of Ordinary Shares placed under option in the previous ten years under this SAYE Scheme and any other employee share scheme adopted by the Company or any subsidiary, exceed ten per cent. of the number of Ordinary Shares in issue on that date;

(ii) on any date, the aggregate number of Ordinary Shares in respect of which options may be granted under the SAYE Scheme may not, when added to the number of Ordinary Shares placed under option in the previous three years under this SAYE Scheme and any other employee share scheme adopted by the Company or any subsidiary, exceed three per cent. of the number of Ordinary Shares in issue on that date;

(iii) the limit in (ii) above may be exceeded on any date provided that the number of Ordinary Shares so placed under option in the previous five years does not exceed five per cent. of the number of Ordinary Shares in issue on that date.

(k) Options granted under the SAYE Scheme are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. Ordinary Shares acquired on the exercise of options will rank pari passu with Ordinary Shares then in issue.

(l) The SAYE Scheme terminates on the tenth anniversary of its approval by the Company or at any earlier time by resolution of the Board or an ordinary resolution of Shareholders in general meeting. Termination shall be without prejudice to subsisting rights of participants.

6.4 PROTHERICS PLC COMPANY SHARE OPTION PLAN FOR THERAPEUTICS ANTIBODIES INC EMPLOYEES (THE "TAB PLAN")

Options have been granted only once under the TAb Plan, which is terminated as to future grants. Options were granted under the TAb Plan to individuals who agreed, pursuant to the agreement dated 20 May 1999 between the Company, PI Merger Sub Inc (a wholly-owned subsidiary formed for the merger of the Company and Therapeutic Antibodies Inc) and Therapeutic Antibodies Inc to release their options over TAb Shares ("TAb Options") for equivalent rights over Ordinary Shares. The TAb Plan has not been approved by the Inland Revenue. The rules of the TAb Plan, so far as they are material, may be summarised as follows:

(a) EXERCISE RIGHTS

An option may generally be exercised, provided that it has vested, up until the tenth anniversary of the grant of the TAb Options in substitution for which it was granted. If an individual leaves as a good leaver, he may exercise his outstanding options in full. If he leaves for cause, his options will lapse so far as not already exercised.

(b) ADJUSTMENTS TO OPTIONS

The exercise price and the number of Ordinary Shares comprised in an option may be adjusted to take account of any sub division or consolidation, stock dividend or similar capitalisation of reserves, provided that the exercise price may not be reduced below the nominal value of an Ordinary Share.

(c) RIGHTS ATTACHING TO SHARES ON EXERCISE

Ordinary Shares issued pursuant to the exercise of options shall rank pari passu with the Ordinary Shares already in issue, save for any rights determined by reference to a date proceeding the date of allotment. Until an option is exercised, a participant shall have no rights to or to receive dividends in respect of the Ordinary Shares covered by this option. An option may not be transferred or assigned. Benefits obtained under the TAb Plan are not pensionable.

A circular was posted to shareholders on 11 January 2005 proposing the adoption of a new performance share plan, the adoption of a new executive share option plan and the adoption of a deferred bonus plan. These proposals will be considered by shareholders at an extraordinary general meeting of the Company to be held on 27 January 2005, and are not reflected in the above summaries. The circular is attached as an appendix to this document.

6.5 INDIVIDUAL UNAPPROVED SHARE OPTIONS

At the date of this document the following options over Ordinary Shares granted under individual arrangements remain outstanding:

	Number of options	Date granted	Exercise price(p)	Exercise period
Andrew Heath	600,000	22 Dec 1999	39.00	22 Dec 2002 -- 21 Dec 2009
Harry Browne	25,000	9 July 2002	40.00	9 July 2002 -- 8 July 2010
Chuck Lents	15,000	9 July 2002	25.00	9 July 2002 -- 8 July 2010
Michael McElheny	3,850	9 July 2002	6.00 US Dollars	9 July 2002 -- 31 May 2007
Jonathan Dickens	35,000	1 Mar 2004	58.50	1 Mar 2004 -- 1 Jan 2006
Judith McArdell	35,000	1 Mar 2004	58.50	1 Mar 2004 -- 1 Jan 2006
Jonathan Dickens	50,000	8 Oct 2004	23.25	8 Oct 2004 -- 1 Jan 2006
Judith McArdell	50,000	8 Oct 2004	23.25	8 Oct 2004 -- 1 Jan 2006

7. DIRECTORS' AND OTHER INTERESTS

7.1 The interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) in the share capital of the Company which:

(a) have been notified by each Director pursuant to section 324 or section 328 of the Act;

(b) are required pursuant to section 325 of the Act to be entered in the register referred to therein; or

(c) are interests of a connected person (within the meaning of section 346 of the Act) of a Director which would, if the connected person were a Director, be required to be disclosed under paragraph 7.1(a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were, as at 19 January 2005 (being the latest practicable date prior to the publication of this document), and will be, immediately following the Conversion as follows:

Director	Number of Ordinary Shares	Percentage of existing issued share capital	Number of Ordinary Shares held following the Conversion	Percentage of issued share capital following the Conversion
S M Wallis	503,724	0.220%	503,424	0.209%
D W Gration	47,234	0.021%	47,234	0.020%
B M Riley	30,019	0.013%	30,019	0.012%
J C Christie	1,343	0.001%	1,343	0.001%
G Watts	--	--	--	--
J Brown	--	--	--	--
A Atkinson	--	--	300,000	0.125%
A J Heath	346,498	0.151%	346,498	0.144%

7.2 Interests in Convertible Loan Notes

Director	Number of Convertible Loan Notes before the Conversion	Number of Convertible Loan Notes after the Conversion
S M Wallis	(pounds sterling)60,606	(pounds sterling)60,606
A J Heath	(pounds sterling)24,242	(pounds sterling)24,242
B M Riley	(pounds sterling)15,151	(pounds sterling)15,151
A Atkinson	(pounds sterling)682,162	(pounds sterling)607,162

A. Atkinson has converted (pounds sterling)75,000 in nominal value of the Convertible Loan Notes as part of the Conversion. No other Directors are converting any Convertible Loan Notes as part of the Conversion.

7.3 The following options over Ordinary Shares have been granted to the Directors under the Share Option Schemes described in paragraph 6, such options being exercisable at the price and between the dates shown below.

Name of Director	Number of Ordinary Shares under option At 19 January 2005	Exercise price(p)	Exercise period From	to
APPROVED OPTIONS				
B M Riley	52,955	68.83	25 July 1998	24 July 2005
UNAPPROVED OPTIONS				
D W Gration	90,000	46.00	22 June 2001	21 June 2008
B M Riley	65,000	46.00	22 June 2001	21 June 2008
B M Riley	50,000	39.00	22 December 2002	21 December 2009
B M Riley	120,000	43.50	22 February 2004	21 February 2011
B M Riley	350,000	39.50	16 January 2005	15 January 2012

Name of Director	Number of Ordinary Shares under option At 19 January 2005	Exercise price(p)	Exercise period From	to
B M Riley	200,000	23.25	20 June 2006	19 June 2013
B M Riley	225,000	58.50	1 March 2007	28 February 2014
A Atkinson	100,000	23.25	20 June 2006	19 June 2013
A Atkinson	135,000	58.50	1 March 2007	28 February 2014
J C Christie	250,000	39.00	22 December 2002	21 December 2009
J C Christie	80,000	43.50	22 February 2004	21 February 2011
J C Christie	250,000	39.50	16 January 2005	15 January 2012
J C Christie	100,000	23.25	20 June 2006	19 June 2013
J C Christie	150,000	58.50	1 March 2007	28 February 2014
A J Heath	116,300	175.00	27 January 2000	29 June 2008
A J Heath	500,000	43.50	22 February 2004	21 February 2011
A J Heath	1,000,000	39.50	16 January 2005	15 January 2012
A J Heath	300,000	23.25	20 June 2006	19 June 2013
A J Heath	325,000	58.50	1 March 2009	28 February 2014
SAVINGS-RELATED OPTIONS				
J C Christie	27,000	37.50	1 April 2005	31 October 2005
INDIVIDUAL				
A J Heath	600,000	39.00	22 December 2002	21 December 2009

7.4 Save as disclosed in this paragraph 7, following the Conversion no Director will have any interest in the share capital of the Company or any of its subsidiaries.

7.5 As at 19 January 2005 (being the latest practicable date prior to the printing of this document), the Company had been notified that the following persons were interested in three per cent. or more of the issued share capital of the Company:

Shareholder	Number of Ordinary Shares	Percentage of existing issued share capital	Number of Ordinary Shares following the Conversion	Percentage of issued share capital following the Conversion(1)
Framlington Investment Management	28,395,492	12.39	28,395,492	11.81
Morley Fund Management	19,816,520	8.66	19,816,520	8.24
Insight Investment	14,858,450	6.48	14,858,450	6.18
M&G Investment Management	10,940,521	4.77	10,940,521	4.55
Fidelity International Limited	9,550,059	4.18	9,550,059	3.97
Invesco	8,013,867	3.50	8,013,867	3.33
Artemis Investment Management	7,895,569	3.44	7,895,569	3.28
Legal & General Investment Management	7,693,529	3.36	7,693,529	3.20

(1) These percentages do not take into account any New Ordinary Shares to be issued to the relevant Shareholders pursuant to the Conversion.

Save as set out in this paragraph the Company is not aware of any person who is interested, directly or indirectly, in three per cent. or more of the issued share capital of the Company.

7.6 Save as detailed in paragraph 7.5 above the Company is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

7.7 The following executive Directors have entered into service contracts with the Company, in each case terminable by the Company on 12 months' notice, the details of which are as follows:

Name of director	Date of Contract	Notice period (director)	Annual Remuneration
B M Riley	13 July 1995	6 months	(pounds sterling)145,000
J C Christie	21 September 2001	6 months	(pounds sterling)122,000
A J Heath	6 November 2001	12 months	(pounds sterling)186,000 and $113,000

7.8 The non-executive Directors have entered into the following service arrangements:

(a) Under an agreement dated 13 September 1999 D W Gration receives director fees of (pounds sterling)27,500 per annum. The Company provides life insurance and permanent health insurance. The appointment is terminable with 12 months' notice by either party.

(b) S M Wallis receives (pounds sterling)35,000 per annum under a consultancy agreement dated 1 September 1998. The agreement is terminable on 12 months' notice by either party. In addition under a letter of agreement dated 1 September 1998, S M Wallis receives (pounds sterling)35,000 during the year as chairman of the board. The agreement is terminable by either party on 12 months' notice. The Group has also provided a fully expensed automobile to Mr Wallis.

(c) Garry Watts has a letter of appointment dated 19 January 2004 under which he receives (pounds sterling)24,000 per annum. The appointment is terminable by either party on 3 months notice.

(d) John Brown has a letter of appointment dated 23 February 2004 under which he receives (pounds sterling)21,000 per annum. The appointment is terminable by either party on 3 months notice.

(e) Anthony Atkinson was appointed non-executive director in April 2004. He receives (pounds sterling)21,000 per annum under a letter of appointment dated 6 September 2004. The appointment is terminable by either party on 3 months' notice. In addition, Chimeron Limited, a company in which Dr. Atkinson has an interest, will receive (pounds sterling)114,333 in respect of consultancy services over the period from 1 May 2004 to 30 September 2005.

7.9 Save as set out in paragraphs 7.7 and 7.8, there are no existing or proposed service contracts between the Directors and any member of the Group and no such service contracts are proposed.

7.10 Save as disclosed at 7.10(a) to (c) no Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed:

(a) in June 2003 the Company acquired Enact. Dr Atkinson, who is currently a non-executive director of the Company, was at the time of the acquisition the CEO of Enact. Dr Atkinson was issued with the consideration due to him under the offer by the Company for Enact on 1 July 2003. As a result, before the Conversion Dr Atkinson held (pounds sterling)682,162 in nominal value of the Convertible Loan Notes issued in connection with the offer and 237,256 shares in New Opportunities Investment Trust plc ("NOIT Shares"), both of which were received in respect of the aggregate number of 4,000,951 ordinary shares of 10p each in Enact acquired from Dr Atkinson pursuant to the offer. As set out in paragraph 7.2 above, Dr Atkinson is converting (pounds sterling)75,000 in nominal value of the Convertible Loan Notes as part of the Conversion. As a result, Dr Atkinson will hold (pounds sterling)607,162 in nominal value of the Convertible Loan Notes after the Conversion.

(b) on 21 September 2004 the Company transferred the former Enact R&D function at Porton Down to Morvus Technology Limited ("MORVUS"), a company whose shareholders include Dr Atkinson. Dr Atkinson has taken up the role of non-executive Chairman of Morvus.

(c) on 21 September 2004 certain patents, which the Company acquired through the acquisition of Enact, have been assigned to NanoMor BioMedical Ltd ("NANOMOR"), a company founded by Dr Nick Pope, Dr Jon Dickens, Dr Judy McArdell and Dr Atkinson, the latter three of whom were directors of Enact at the time of its acquisition by the Company. Dr Atkinson has taken up the role of non-executive Chairman of NanoMor.

7.11 There are no outstanding loans granted by any member of the Group to any Director nor has any guarantee been provided by any member of the Group for their benefit.

7.12 The total aggregate of the remuneration paid and benefits in kind granted (under any description whatsoever) to the Directors by members of the Group for the year ending 31 March 2004 was (pounds sterling)917,000. The aggregate of the remuneration payable (excluding benefits in kind) to the Directors by members of the Group in respect of the year ending 31 March 2005 under the arrangements in force at the date of this document will amount to approximately (pounds sterling)935,000.

7.13 The Directors:

(a) are or have been directors or partners of the following companies and partnerships at any time in the previous five years:

Director	Position	Company/Partnership	Position still held
David Gration	Director	Avicenna plc	Yes
		Regen Therapeutics plc	No
		Orthosonics Limited	No
		SRS Technology Ltd	Yes
		Phototherapeutics Limited	No
		SRS Technology Group plc	Yes
Barry Riley	Director	PC Acquascience Limited	No
		Genethics Limited	Yes
		Prodeva Limited	No
Stuart Wallis	Director	Heron's Park Investments Ltd	Yes
		Yorkshire Group plc	No
		Euramax International Ltd	Yes
		The Hay Hall Group Ltd	No
		Silverspice Ltd	No
		SSL International PLC	No
		Trident Components Group Ltd	Yes
		The Tetley Group Ltd	No
		Needtest Ltd (Albemarle 3 Ltd)	Yes
		The Simply Smart Group Ltd	Yes
		Worldmark International Ltd	No
		communisis plc	No
		Eleksen Ltd	No
		Electrotextiles Co (Employee Trustee) Ltd	No
		Briarnight Investments Ltd	No
		Nightingales Lane Investments Ltd	No
		Waddington Ltd	No
Anthony Atkinson	Director	The North Wales Coast Light Railway Company Limited	Yes
		Third Millennium Intek Limited	Yes
		Community Chiropractic Clinics Limited	Yes
		Clarendon Securities Limited	Yes
		MCat Limited	Yes
		TMO Biotec Ltd	Yes
		Tilly Masterson & Company Limited	Yes
		Nanomor Biomedical Limited	Yes
		Zoogen Europe Limited	No
		Layat Limited	No
		Zootronic Limited	No
		Pharma-Dynamics Limited	No
		Tetricus Limited	No
		Nutramore Supplements Limited	Yes
		Morvus Technology Limited	Yes
		DB 2004 Limited	Yes

Director	Position	Company/Partnership	Position still held
John Brown	Director	Pharmagene plc	Yes
		Acambis plc	No
		Acambis (UK) Limited	No
		Medivir UK Limited	No
		Smallpox Biosecurity Limited	No
		Onyvax Limited	Yes
		Vectura Group PLC	Yes
		Scottish Biomedical Limited	Yes
		Oxxon Therapeutics Limited	Yes
		Ardana Limited	Yes
		Roslin Institute (Edinburgh)	Yes
		Geron Bio-Med Limited	No
		Acambis Research Limited	No
Garry Watts	Director	Brevet Hospital Products (UK) Limited	Yes
		Cupal Limited	Yes
		Earex Products Limited	Yes
		J & J Holdings Limited	No
		London International Group Limited	Yes
		LRC Products Limited	Yes
		Open Championship Limited	Yes
		Pharmalab Limited	Yes
		Scholl (Investments) Limited	Yes
		Scholl (UK) Limited	Yes
		Scholl Consumer Products Limited	Yes
		Scholl Limited	Yes
		Seton Healthcare Limited	Yes
		Seton Prebbles Limited	Yes
		Seton Products Limited	Yes
		Seton Scholl Healthcare International Limited	Yes
		Seton Scholl Overseas Investments Limited	Yes
		Seton Scholl (UK) Limited	Yes
		Sondico International Limited	No
		SSL (CC Manufacturing) Limited	Yes
		SSL (CC Services) Limited	Yes
		SSL International PLC	Yes
		Tubifoam Limited	Yes
		Ultra Chemical Limited	Yes
		Ultra Laboratories Limited	Yes
		Celltech Group plc	No
		Celltech Pharma Europe Limited	No
		Evans Healthcare Limited	No
		International Medications Systems (UK) Limited	No
		Medeva Group Research Limited	No
		Medevale Pharmaservices Limited	No
		Weybridge Sixteen Limited	No
		Prebbles Limited	No
		Seton Group Limited	Yes
		Seton Investments Limited	Yes
		SSL Products Limited	Yes
		British Surgical Industries Limited	Yes
		Dakin Brothers Limited	Yes
		Durex Limited	Yes

Director	Position	Company/Partnership	Position still held
		LRC Investments Limited	Yes
		LRC Secretarial Services Limited	Yes
		New Bridge Street Invoicing Limited	Yes
		Rivalmuster	Yes
		Seton Scholl Healthcare Limited	Yes
		SSL (MG) Polymers Limited	Yes
		SSL (MG) Products Limited	Yes
		SSL (RB) Products Limited	Yes
		SSL (SD) International Limited	Yes
		W. Woodward Limited	Yes
Andrew Heath	Director	22-24 Sloane Gardens Limited	Yes
		22-24 Sloane Gardens (Reversions) Limited	Yes
		XL TechGroup PLC	Yes
		XLTG General Partners, Inc.	Yes

(b) have no unspent convictions relating to indictable offences;

(c) have never been declared bankrupt or been the subject of an individual voluntary arrangement;

(d) have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e) have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

(f) have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(g) have not had any of their assets subject to any receivership; and

(h) have not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

8. UNITED KINGDOM TAXATION

THE FOLLOWING COMMENTS ARE INTENDED ONLY AS A GENERAL GUIDE TO THE POSITION UNDER CURRENT UNITED KINGDOM TAX LAW AND WHAT IS UNDERSTOOD TO BE THE CURRENT PRACTICE OF THE UNITED KINGDOM INLAND REVENUE AND MAY NOT APPLY TO CERTAIN CLASSES OF INVESTORS, SUCH AS DEALERS IN SECURITIES. ANY PERSON WHO IS IN DOUBT AS TO HIS TAX POSITION IS STRONGLY RECOMMENDED TO CONSULT HIS OWN PROFESSIONAL TAX ADVISER.

8.1 UNITED KINGDOM TAXATION OF CHARGEABLE GAINS

Liability to United Kingdom taxation of chargeable gains will depend on the individual circumstances and identity of the shareholder concerned. The following paragraphs, accordingly, deal separately with the positions of corporate and non-corporate Convertible Loan Noteholders but in the case of both assume that the Convertible Loan Notes are held as an investment only. In the case of corporate holders, the following also assumes that the exemption for the disposal of certain substantial shareholdings is not applicable.

(a) New Ordinary Shares acquired on the Conversion of Convertible Loan Notes -- Corporate Convertible Loan Noteholders

Following new provisions introduced as a result of the Finance Act 2004, the taxation treatment of a corporate Convertible Loan Noteholder on a Convertible Loan Note conversion depends on the timing of a Convertible Loan Note conversion.

(i) Corporate Convertible Loan Noteholders which exercise their Conversion Rights (as defined in the Convertible Loan Note Instrument) before their first accounting period beginning on or after 1 January 2005

On the assumption that the Convertible Loan Notes fall within section 92 of the Finance Act 1996 which applies to certain convertible loans, the taxation treatment of a corporate Convertible Loan Noteholder under this heading will be identical to that of non-corporate Convertible Loan Noteholders set out in paragraph 8.1(b) below. Circumstances in which section 92 Finance Act 1996 may not apply to the Convertible Loan Notes include where the Convertible Loan Note is a relevant discounted security or is held for the purposes of a trade.

(ii) Corporate Convertible Loan Noteholders which exercise their Conversion Rights on or after the beginning of their first accounting period beginning on or after 1 January 2005

Corporate Convertible Loan Noteholders under this heading will be deemed to have made a disposal of their Convertible Loan Notes immediately before the end of their last period of account ending before their first period of account beginning on or after 1 January 2005 and then to have reacquired the Convertible Loan Notes immediately after the start of their first period of account beginning on or after 1 January 2005. The consideration deemed to have been received is determined by reference to the accounting value of the Convertible Loan Notes making the assumption that an authorised accounting method is used. Any gain or loss arising by reference to such deemed disposal will be held over and shall be deemed to accrue wholly or in part on a subsequent disposal (on a Convertible Loan Note conversion or otherwise) of the whole or relevant part of the Convertible Loan Notes.

It is anticipated that for accounting periods of a corporate Convertible Loan Noteholder beginning on or after 1 January 2005 the Convertible Loan Notes will be treated for the purposes of United Kingdom taxation as being a creditor loan relationship of the corporate Convertible Loan Noteholder with an embedded derivative contract (being the option to acquire the New Ordinary Shares).

Accordingly, the Convertible Loan Note will be treated as a 'hybrid' instrument and will have to be split, or bifurcated, for tax purposes in accordance with generally accepted accounting practice into the 'host' contract (the debt contract) and the 'embedded derivative' (the option to acquire New Ordinary Shares).

The 'host' debt contact will be subject to taxation as a loan relationship in relation to interest amounts with debits arising by reference to a reduction in the carrying value of the Convertible Loan Note on its bifurcation being off-set against any corresponding credits on the accreting value of the Convertible Loan Note although the Convertible Loan Note will continue to be treated as a chargeable asset for the purposes of the Taxation of Chargeable Gains Act 1992.

Profits and losses in relation to the 'embedded derivative' contract (the option) will be brought into account as chargeable capital gains or allowable losses (subject to certain exceptions, including where the underlying loan relationship is held for the purposes of the trade) broadly on the basis of amounts shown in the corporate Convertible Loan Noteholder's accounts if such accounts are in accordance with generally accepted accounting practice.

On the disposal, by a corporate Convertible Loan Noteholder to which this paragraph applies, of all or part of the New Ordinary Shares acquired as a result of exercising (on a Convertible Loan Note conversion) the embedded derivative option contract, an adjustment will be made to any capital gain or loss realised to reflect the appropriate proportion of chargeable gains or allowable losses which have already been brought into account in respect of the option contract to which the disposed New Ordinary Shares relate.

(b) New Ordinary Shares acquired on the Conversion -- Non-corporate Convertible Loan Noteholders

For the purposes of United Kingdom tax on chargeable gains, the issue of New Ordinary Shares to Convertible Loan Noteholders in exchange for their Convertible Loan Notes on a Convertible Loan Note conversion should be regarded as a reorganisation (conversion of securities) of the share capital of the Company.

On the above basis, to the extent that a shareholder acquires New Ordinary Shares on the Conversion in exchange for the Convertible Loan Noteholder's existing holding of Convertible Loan Notes, the New Ordinary Shares so acquired and the

Convertible Loan Noteholder's existing

holding of Convertible Loan Notes will, for the purposes of United Kingdom tax on chargeable gains, be treated as the same asset and as having been acquired at the same time as the existing holding of Convertible Loan Notes was (or is deemed to have been) acquired. The amount of consideration paid for the conversion of the Convertible Loan Notes into New Ordinary Shares will be added to the allowable expenditure for the Convertible Loan Noteholder's existing holding of Convertible Loan Notes and the aggregated amount will, on a subsequent disposal of any New Ordinary Shares, be apportioned between the number of shares disposed of and the number of shares remaining by reference to the market value of New Ordinary Shares at the date of the disposal.

(c) Disposal of New Ordinary Shares -- Non-corporate Convertible Loan Noteholders and corporate Convertible Loan Noteholders

A disposal of New Ordinary Shares by:

(i) a shareholder resident or ordinarily resident for tax purposes in the United Kingdom; or

(ii) a shareholder who is not United Kingdom resident but who carries on a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a non-resident company, through a permanent establishment) and has used, held or acquired the New Ordinary Shares for the purposes of such trade, profession or vocation or such branch or agency or permanent establishment,

may, depending on the shareholder's circumstances, and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom tax on chargeable gains. Special rules apply to individuals at a time when they are temporarily not resident or ordinarily resident in the United Kingdom.

For the purposes of United Kingdom taxation of chargeable gains, indexation allowance and / or taper relief may be available.

For periods after April 1998, indexation allowance is available only for the purposes of corporation tax and is not available to individuals, personal representatives or trustees. The following paragraphs, accordingly, deal separately with the positions of corporate and non-corporate shareholders.

(i) Corporate shareholders

Shareholders within the charge to corporation tax will continue to obtain the benefit of indexation allowance on the asset represented by the New Ordinary Shares acquired on a Convertible Loan Note conversion, although in calculating the amount of any indexation allowance on any subsequent disposal of, or for any part of, the New Ordinary Shares, any expenditure incurred in obtaining the New Ordinary Shares on a Convertible Loan Note conversion will be treated as incurred only when the Shareholder made or became liable to make such payment.

(ii) Non-corporate shareholders

For individuals, personal representatives and trustees, indexation allowance has been frozen as at April 1998 (although indexation relief for holding periods up to April 1998 has been preserved) and has been replaced by a system of taper relief. Taper relief operates by reducing the amount of any gain realised on the disposal of an asset (after taking into account indexation relief, if applicable) by a percentage dependent on the period of ownership of that asset since April 1998 and on whether the asset qualifies as a business or non-business asset for the purposes of capital gains tax for that period. An individual shareholder's entitlement to taper relief will be calculated according to that shareholder's period of ownership of the asset represented by the New Ordinary Shares.

8.2 TAXATION OF DIVIDENDS

(a) The Company

The Company will not be required to withhold tax at source on any dividends it pays to its shareholders in respect of the New Ordinary Shares.

(b) United Kingdom resident shareholders

An individual shareholder who is resident in the United Kingdom for tax purposes and receives a dividend from the Company will generally be entitled to a tax credit in respect of that dividend, currently equal to one-ninth of the cash dividend received or 10 per cent. of the aggregate of the cash dividend received and the related tax credit (the "gross dividend"). The related tax credit can be set against the individual shareholder's total liability to income tax on the dividend.

An individual shareholder who is liable to income tax at a rate less than the higher rate (currently 40 per cent.) will be subject to income tax at the rate of 10 per cent. on the gross dividend and so the tax credit should satisfy in full that individual shareholder's liability to income tax on the dividend received.

An individual shareholder who is liable to income tax at the higher rate will be subject to tax at the rate of 32.5 per cent. on the gross dividend to the extent that the gross dividend, when treated as the top slice of that shareholder's income, falls above the threshold for higher rate income tax. The related tax credit will, therefore, not fully satisfy that individual shareholder's liability to income tax on the gross dividend and the shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is equivalent to 25 per cent. of the cash dividend received).

No repayment of the tax credit in respect of dividends paid by the Company (including in respect of any dividend paid where the New Ordinary Shares are held in a personal equity plan or in an individual savings account) can be claimed by a United Kingdom resident shareholder (including pension funds and charities).

Subject to certain exceptions for traders in securities and insurance companies, a corporate shareholder resident in the United Kingdom for tax purposes will generally not be subject to corporation tax or income tax on dividends received from the Company.

(c) Non-United Kingdom resident shareholders

The right of a shareholder who is not resident in the United Kingdom for tax purposes to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by the Company will depend upon the existence and the terms of any applicable double tax treaty between the United Kingdom and the country in which the shareholder is resident.

A shareholder who is not resident in the United Kingdom may be subject to foreign taxation on dividend income under local law and should consult his own tax adviser concerning his liabilities to tax on dividends received from the Company.

8.3 STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

THE STATEMENTS BELOW SUMMARISE THE CURRENT POSITION AND ARE INTENDED AS A GENERAL GUIDE ONLY TO STAMP DUTY AND SDRT. SPECIAL RULES APPLY TO AGREEMENTS MADE BY BROKER DEALERS AND MARKET MAKERS IN THE ORDINARY COURSE OF THEIR BUSINESS AND TO CERTAIN CATEGORIES OF PERSON (SUCH AS DEPOSITORIES AND CLEARANCE SERVICES) WHO MAY BE LIABLE TO STAMP DUTY OR SDRT AT A HIGHER RATE.

No stamp duty or SDRT will generally be payable on the issue or on the registration of the New Ordinary Shares to be issued pursuant to the Conversion.

A transfer for value of New Ordinary Shares will generally be subject to stamp duty or SDRT. Stamp duty will arise on the execution of an instrument to transfer New Ordinary Shares and SDRT will arise on the entry into an agreement to sell New Ordinary Shares.

Stamp duty and SDRT are normally a liability of the purchaser or transferee (although where such purchase is effected through a stockbroker or other financial intermediary, that person should normally account for the liability to SDRT and should indicate this has been done in any contract note issued to a buyer).

The amount of stamp duty or SDRT payable on the consideration for the transfer is generally calculated at the rate of 0.5 per cent. of the consideration paid (with stamp duty rounded up to the nearest (pounds sterling)5). A liability to SDRT will be cancelled and any SDRT already paid will be repaid, generally with interest, where an instrument of transfer is executed and stamp duty is paid on that instrument within 6 years of the date on which the liability to SDRT arises.

Paperless transfers of New Ordinary Shares within the CREST system are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. SDRT on relevant transactions is generally settled within the CREST system. Deposits of shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

ANY PERSON WHO IS IN ANY DOUBT AS TO HIS TAXATION POSITION, REQUIRES MORE DETAILED INFORMATION THAN THE GENERAL OUTLINE ABOVE OR WHO IS SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE UNITED KINGDOM SHOULD CONSULT HIS PROFESSIONAL ADVISERS.

9. MATERIAL CONTRACTS

9.1 The following paragraph 9.1(a) sets out all contracts (not being contracts entered into in the ordinary course of business) entered into by the Company and/or its subsidiaries since 20 January 2003, which are or may be material:

(a) a placing agreement entered into between the Company, Altium Capital Limited and Code Securities dated 20 July 2004, by which Code Securities conditionally agreed to use reasonable endeavours to procure placees to subscribe for up to 20,775,008 Ordinary Shares and in default of procuring such persons, Altium Capital Limited undertook conditionally to subscribe as principal for the Ordinary Shares to be issued pursuant to the placing and open offer. The obligations of Altium Capital Limited and Code Securities were conditional on admission of the shares issued pursuant to the placing and open offer to listing on the Official List and to trading on the London Stock Exchange. The agreement contained certain representations, warranties, undertakings and indemnities by the Company in favour of Altium Capital Limited and Code Securities. The Company also agreed to pay Altium Capital Limited an underwriting commission of 1/2 per cent on the aggregate value of all the issued Ordinary Shares at the price of 48 pence per share. In addition, the Company agreed to pay a sub-underwriting commission of 1 1/4 per cent on the aggregate value of all the issued Ordinary Shares at the price of 48 pence per share which was payable by Altium Capital Limited to placees. The Company also agreed to pay a further sub-underwriting commission of 1/8 per cent on the aggregate value of all the issued Ordinary Shares at the price of 48 pence per share for each period of seven days (or part thereof), if any, from (and including) 20 August 2004 until (and including) the earlier of the actual date of admission or the termination of Altium Capital Limited and Code Securities' obligations. The Company agreed to pay Code Securities a placing commission of 1 per cent on the aggregate value of all the issued Ordinary Shares at the price of 48 pence per share and introduction, advisory and documentation fees of, in aggregate, (pounds sterling)110,000.

(b) a placing agreement entered into between the Company and WestLB Panmure Limited ("WestLB Panmure") dated May 2 2003, by which WestLB Panmure conditionally agreed to use reasonable efforts to procure persons to subscribe to up to 18,804,468 Ordinary Shares subject, in the case of 9,411,646 Ordinary Shares ("the Clawback Shares"), to the rights of existing shareholders pursuant to an open offer. WestLB Panmure agreed to subscribe as principal at the price of 16 pence per Ordinary Share for any shares for which it failed to procure subscribers and which were not the subject of valid applications under the open offer. The obligations of WestLB Panmure under the agreement were conditional inter alia on the offer pursuant to the acquisition of Enact becoming unconditional as to acceptances and admission of the shares issued pursuant to the cash placing and open offer to listing on the Official List and to trading on the London Stock Exchange. The agreement contained certain representations, warranties, undertakings and indemnities by the Company in favour of WestLB Panmure. The Company also agreed to pay WestLB Panmure a fee and to pay sub-underwriters a commission of 0.5 per cent on the aggregate value at the price of 16 pence per share of the Clawback Shares for the first 33 days of their commitment and 0.125 per cent of such value for each seven day period thereafter until the earlier of admission to listing and trading or the termination of WestLB Panmure's obligations. The Company agreed to pay sub-underwriters a further commission of 0.75 per cent on the aggregate value of the Clawback Shares on the placing agreement becoming unconditional.

9.2 No member of the Group has entered into a contract (not being a contract entered into in the ordinary course of business) which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group as of 20 January 2005 (being the date of this document).

10. SUBSIDIARIES

The Company acts as the holding company of the Group. The Company has the following principal subsidiaries all of which are incorporated in England and Wales unless otherwise stated below and all of whose registered offices, unless otherwise noted, are at The Health Business and Technical Park, Runcorn:

Name	Status	Percentage
Enact Pharma PLC	Trading	100
Enzacta Limited	Dormant	99.8
Enzacta R & D Limited	Dormant	99.8
Kymed GB Limited	Dormant	100
De Monfort Biopharma Limited	Dormant	100
Protherics Molecular Design Limited	Trading	100
Protherics Inc. (registered office: 5214 Maryland Way, Suite 405, Brentwood, TN 37027, USA)	Trading	100
Protherics Utah Inc. (registered office: 5214 Maryland Way, Suite 405, Brentwood, TN 37027, USA)	Trading	100
Proteus Biotechnology Limited	Dormant	100
Genethics Limited	Dormant	76
Protherics UK Limited (registered office: Blaenwaun Farm, Ffostrafol Near Llandysul, Ceredigion, Wales SA44 5JT)	Trading	100
Protherics Australasia Pty Limited (registered office: Turretfield Research Centre, RSD Turretfield RC, Rosedale (Near Adelaide) South Australia 5350, Australia) (Australian)	Trading	100
Protherics Services Pty Limited (registered office: Turretfield Research Centre, RSD Turretfield RC, Rosedale (Near Adelaide) South Australia 5350, Australia) (Australian)	Trading	100
TAb (Wales) Limited (registered office: Blaenwaun Farm, Ffostrafol, Near Llandysul, Ceredigion, Wales SA44 5JT)	Dormant	100
TAb (London) Limited (registered office: Blaenwaun Farm, Ffostrafol, Near Llandysul, Ceredigion, Wales SA44 5JT)	Dormant	100

Name	Status	Percentage
Polyclonal Antibodies Limited (registered office: Blaenwaun Farm, Ffostrafol, Near Llandysul, Ceredigion, Wales SA44 5JT)	Dormant	100

All the trading subsidiaries are engaged in the research, development, manufacture and sale of pharmaceutical products and potential drugs for the use in the treatment of human diseases.

11. SUMMARY OF MAIN INVESTMENTS

The following is a summary of the main investment (including shares) made by the Group during the period since 31 March 2003:

Investment	Date	Cost
Acquisition of Enact	19 June 2003	Issue of (pounds sterling)7,196,192 Convertible Loan Notes and the transfer of 2,506,000 shares in New Opportunities Investment Trust plc

Until the acquisition by the Company of Enact, Enact was traded on OFEX. On 7 May 2003 the Company offered to acquire the entire issued and to be issued share capital of Enact on the basis of (pounds sterling)17.05 of Convertible Loan Notes and 5.93 shares in New Opportunities Investment Trust Plc for every 100 Ordinary Shares of 10p each in the capital of Enact. The offer was declared wholly unconditional on 19 June 2003.

12. PRINCIPAL ESTABLISHMENTS

The Group has the following principal establishments:

Property Address	Description and Tenure	Building/site area	Rent per Annum
The Heath Business Technology Park, Runcorn WA7 4QF	Renewable one year lease Renewal date 1 April 2005	4,247 sq. ft.	(pounds sterling)86,878.80
3 Creed Court 5 Ludgate Hill London EC4H 7AA	Leasehold expiring October 2006	1,731 sq. ft.	(pounds sterling)45,006
5214 Maryland Way, Suite 405, Brentwood, Tennessee 37027, USA	Expiry 31 December 2009	5,002 sq. ft. currently rented with an option over 1,554 sq. ft. (not currently taken)	US$100,040
Blaenwaun Farm Ffostrafol Near Llandysul Ceredigion Wales SA44 5JT	Freehold	Approximately 96 acres including factory areas	Nil
Turretfield Research Centre Holland Road Rosedale (Near Adelaide) South Australia 5350	Leasehold Expiry 31 July 2005 with option to extend for a further 10 years	2600 sq. metres	A$23,154

Property Address	Description and Tenure	Building/site area	Rent per Annum
"Martindale" Leasingham Road Mintaro South Australia 5415	Leasehold	1130 hectares	A$748,800
Manufacturing facilities in Salt Lake City, Utah	Leasehold Expiry 31 May 2006	5,307 sq. ft.	US$116,647.80

The Turretfield Research Centre, Adelaide, includes a tenant's option to extend the respective lease terms on prior written notice as specified in the lease. The Company has given written notice to extend the lease and is awaiting a response from the Government of South Australia.

Under an agreement of 15 June 1995 between the Minister for Primary Industries and Therapeutic Antibodies Australasia (now re-named Protherics Australasia Pty Limited), Therapeutic Antibodies Australasia has a right to graze up to 6,000 sheep over 1,130 hectares of pasture land at "Martindale" subject to payment of an agistment fee of Australian Dollars 748,800. From 1 June 2005, this is reduced to 850 hectares with an annual agistment fee of Australian Dollars 499,200. The agreement expires on 31 May 2008 with a right to extend the agreement by two additional 5 year terms.

13. MISCELLANEOUS

13.1 NO SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the Group since 30 September 2004, the date to which the latest interim accounts set out in Part III of this document were made up.

13.2 WORKING CAPITAL

The Company is of the opinion that, taking into account available bank and other facilities the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

13.3 LITIGATION

Neither the Company nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position and, so far as the Company is aware, no such proceedings are pending or threatened by or against the Company or any of its subsidiaries.

13.4 EXPENSES

The total costs and expenses relating to the Conversion and the issue of the New Ordinary Shares payable by the Company are estimated to amount to (pounds sterling)250,000 (excluding VAT).

13.5 CONSENTS

Code Securities has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they are included.

13.6 FINANCIAL INFORMATION

The financial information set out in this document relating to the Company does not constitute statutory accounts of the Company within the meaning of section 240 of the Act. PricewaterhouseCoopers LLP, chartered accountants and registered auditors, of 101 Barbirolli Square, Lower Mosley Street, Manchester M2 3PW have reported upon the statutory accounts of the Company for each of the three financial years ended 31 March 2004 within the meaning of section 235 of the Act. Each such report was unqualified within the meaning of section 262(1) of the Act and did not contain a statement under sections 237(2) or (3) of the Act. Statutory accounts of the Company for each of such financial years have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

13.7 PREMIUM

The new Ordinary Shares are being issued credited as fully paid at 25p per New Ordinary Share, being a premium of 23p over the nominal value of 2p per New Ordinary Share.

13.8 REGISTRARS AND RECEIVING BANKERS

The registrars of the Company and the receiving agents for the Conversion are Neville Registrars Limited of Neville House, 15 Laurell Lane, Halesowen, West Midlands.

14. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 4 February 2005:

(a) the memorandum and articles of association of the Company;

(b) the audited consolidated accounts of the Company for the two financial years ended 31 March 2004 and the interim accounts for the six month period ended 30 September 2004;

(c) the material contracts referred to in paragraph 9 above;

(d) the service contracts and letters of appointment referred to in paragraphs 7.7 and 7.8 above;

(e) the letter of consent referred to in paragraph 13.5 above; and

(f) the rules of the share option schemes referred to in paragraph 6 above.

Dated: 20 January 2005

GLOSSARY OF SCIENTIFIC AND TECHNICAL TERMS

"ADJUVANT"	an agent added to a vaccine to increase or aid its effect
"AFFINITY"	the strength of the binding between a ligand or Fab and its receptor or epitope
"ANGIOTENSIN"	the term used to describe a family of peptide hormones that are involved in the control of blood pressure and body fluid levels
"ANTIBODY"	proteins produced by cells of the immune system which bind to parts of other substances in a highly specific way to neutralize their effect
"ASSAY"	a quantitative or qualitative process used to measure or detect a particular substance
"BOVINE SPONGIFORM ENCEPHALOPATHY"	an abnormal physiological disease of the brain in cattle which is caused by prion proteins
"CLINICAL DEVELOPMENT"	the stage of pharmaceutical research and development in which potential drugs are studied in human clinical trials (or in the target species for animal health drugs)
"CYTOKINE"	a cellular messenger of the immune system
"CYTOTOXIC"	toxic to cells
"DIAGNOSTIC TEST"	an assay used for the diagnosis of disease typically carried out on body fluids or tissues
"EMEA"	the European Medicines Evaluation Agency
"ENCEPHALOPATHIES"	diseases of the brain which interfere with its normal functioning
"ENDOGENOUS ENZYME"	an enzyme that naturally occurs in cells or tissues of the body
"ENZYMES"	proteins that promote changes in other molecules (e.g., in other proteins, sugars or fatty substances)
"EPITOPE"	the part or parts of the target molecule which react with an antibody
"FAB FRAGMENT"	the fragment produced by cleavage of an antibody with a proteolytic enzyme that binds to the antigen
"FDA"	the Food and Drug Administration of the United States of America
"FRAGMENT"	part of a molecule which can be split from the whole molecule and which still retains biological activity
"GNRH"	gonadotrophin releasing hormone, the hormone that controls sexual development and function in both males and females
"HIGH BLOOD PRESSURE"	blood pressure that is above medically defined limits and which is associated with increased risks of stroke and heart disease
"IMMUNE SYSTEM"	the cells and structures in the body that are capable of producing antibodies and cells which defend against foreign molecules and organisms
"IMMUNOGEN"	any substance which can elicit the formation of specific antibodies
"IMMUNOPHARMACEUTICALS"	medicines that act on or through the immune system (e.g., vaccines)
"INTRINSIC OVER-EXPRESSION"	the expression (production) in the cell of any molecule at higher levels than normal
"LIGAND"	a molecule involved in a binding event, e.g. binding of an antibody to an antigen
"METASTASIS"	the spread of a tumour from the organ of origin to a distant site

"NAMED PATIENT BASIS"	this refers to a form of limited regulatory approval for certain drugs used in the treatment of human injuries or conditions for which no satisfactory therapies exist, or for which other drugs are unavailable, cause adverse effects or are in short supply
"ORPHAN DRUG STATUS"	status granted by the FDA and EMEA which provides certain development, registration and marketing incentives, for development of treatments of small (fewer than 200,000 per annum in the United States) incidence conditions
"PCT"	Patent Cooperation Treaty (Washington, 1970), as amended, and the regulations and administrative instructions thereunder
"PHASE I CLINICAL STUDY/TRIAL"	the assessment of the safety of a biologically active substance in healthy volunteers
"PHASE II CLINICAL STUDY/TRIAL"	the assessment in patients of a drug to determine dose range and preliminary efficacy
"PHASE III CLINICAL STUDY/TRIAL"	the final assessment in patients of a drug's efficacy, and the identification of any adverse effects
"POLYCLONAL ANTIBODY"	a population of antibodies directed to multiple epitopes on the target molecule
"PRION PROTEIN"	the protein that assumes an abnormal structure in bovine spongiform encephalopathy and related diseases and which is believed to be capable of transmitting bovine spongiform encephalopathy and related diseases
"PRODRUG"	an inert chemical which can be activated within the body to an active drug
"PURIFICATION OF POLYCLONAL ANTIBODIES"	the process of removal of extraneous foreign proteins, potential contaminating pathogens and other biological materials associated with manufacturing of polyclonal antibodies
" (Registered Trademark) "	means a trademark has been registered
"SEPSIS"	the name given to a spectrum of disorders caused by the body's exaggerated response to infection or injury. The defining characteristics are hypotension, inflammation, abnormal vital signs and failure of one or more major organ systems. The condition may progress to multiple organ failure
"SERUM"	the component of blood excluding the red and white blood cells and fibrinogen
"SPECIFICITY"	the degree to which a molecule binds to receptors or antigens other than that to which it is primarily directed
"THERAPEUTIC"	a pharmaceutical product targeted to treat a specific disease
"TM"	means an unregistered trademark
"TNF-"	tumor necrosis factor alpha, a cytokine, involved in the body's inflammatory process
"TRANSMISSIBLE SPONGIFORM ENCEPHALOPATHY"	a degenerative condition of the nervous system believed to be caused by the accumulation of an abnormal form of the prion protein
"VACCINE"	a formulation used to stimulate an immune response
"VEGF"	vascular endothelial growth factor, a protein which is involved in the formation of new blood vessels

APPENDIX

CIRCULAR TO SHAREHOLDERS
DATED 11TH JANUARY 2005

(REPRODUCED)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your ordinary shares in Protherics PLC, please forward this document, together with the enclosed form of proxy, as soon as practicable to the purchaser or transferee, or to the stockbroker, bank or other person through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee.

PROTHERICS PLC

(incorporated in England and Wales with registered number 02459087)

Proposed changes to Executive Director Compensation Arrangements

Circular to Shareholders and Notice of Extraordinary General Meeting

Notice of an extraordinary general meeting ("EGM") of Protherics PLC to be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London, EC2A 2HA at 4.00 p.m. on 27 January 2005 is set out at the end of this document. A Form of Proxy for use at the EGM is enclosed. To be valid, a Form of Proxy should be completed, signed and returned in accordance with the instructions stated on it to Neville Registrars Limited at Neville House, 18 Laurel Lane, Halesowen, West Midlands, B63 3DA, as soon as possible **but in any event so as to be received no later than 4.00 p.m. on 25 January 2005.** Completion and return of a form of proxy will not preclude a Shareholder from attending the meeting and voting in person.

PROTHERICS PLC

(the "Company")

(incorporated in England and Wales with registered number 02459087)

Directors:
Stuart Michael Wallis, FCA, ATII
(Chairman and Non-Executive Director)
Gration, FR PharmS
(Deputy Chairman and Non-Executive Director)
Brown, PhD, MBA *(Non-Executive Director)*
FCA *(Non-Executive Director)*
Anthony Atkinson, BSc, PhD, FIIB, FIoN *(Non-Executive Director)* Andrew John Heath, MD, PhD *(Chief Executive Officer)* Barrington Marshall Riley, BA, FCA *(Finance Director)*
James Campbell Christie, BSc, MBA *(Operations Director)*

Registered Office
The Heath Business and
Technical Park David Whitnall
Runcorn
Cheshire John Robert
WA7 4QF Garry Watts,

11 January 2005

To: The holders of ordinary shares and, for information only, to the holders of the Convertible Loan Notes and options over the Company's ordinary shares

Dear Shareholder

PROPOSED CHANGES TO SHARE BASED COMPENSATION ARRANGEMENTS

1. Introduction

The Remuneration Committee of Protherics PLC has recently undertaken a review of the Company's existing remuneration arrangements. The purpose of its review was to assess the extent to which Protherics' remuneration arrangements have fallen behind market practice and current investor expectation. For example, the existing share option plan, which to date has been the main long term incentive mechanism, has a number of features which are no longer compliant with current best practice and does not necessarily align directors' interests with those of shareholders to optimum effect, particularly in the light of the strategic direction of the Company and its key corporate objectives over the next three to five years.

The Board has accepted the Committee's recommendations to seek shareholder approval for the adoption of new remuneration arrangements and these have been further developed in consultation with larger shareholders and representative bodies.

The resolutions to be put forward at the EGM will be for shareholders to approve: 1. the adoption of a

new performance share plan as a Long Term Incentive Plan; 2. the adoption of a new Executive Share

Option Plan; and 3. the adoption of a Deferred Bonus Plan.

I would like you to note that the share plans being put forward for approval would merge the dilution limits so that there will be one limit restricting the number of shares which may be issued to satisfy awards under all share plans to 10 per cent. of the issued share capital. The Company considers that this will enable it to source shares in the most effective manner under the new tax and accounting regimes and this is explained further below.

Whilst the proposals for which shareholder approvals are required relate to the adoption of new share plans only, we have set out below all changes and policy on remuneration so that you can understand the context in which the share plans are being proposed. It should also be noted that whilst a formal shareholding policy for executives has not yet been set, the Remuneration Committee will be considering this in the coming year.

2. Salary

We are aware that salaries are below median competitive levels for comparable roles in businesses of similar size and nature to Protherics, but are not proposing to increase salaries to match the median in the current environment. Instead the Company wishes to focus on the incentive arrangements in order to deliver a real emphasis on the variable element of the remuneration package.

3. Annual incentive and Deferred Bonus Plan (the "DBP")

The current maximum bonus opportunity for the Chief Executive Officer is 50 per cent. of salary. For the other executive directors, the maximum bonus opportunity is 30 per cent. In recognition of the short term business critical issues that the executive team are being incentivised to deliver, the Remuneration Committee considers it appropriate to increase the maximum bonus opportunity for all of the executives to 50 per cent. of salary. On target performance would deliver an award equal to 25 per cent. of salary. Annual performance targets will continue to be set by the Remuneration Committee based on a set of appropriate objective measures agreed at the start of the financial year. As a means of using the annual bonus as a retention mechanism and a demonstration of the participants' commitment to the Company, it is proposed that part of the bonus will be paid in cash and part in shares. The shares will be deferred for a period of two years. There will be no matching shares attached to this deferral. If the individual leaves within the two year deferral period then, under normal circumstances, he/she will forfeit the shares. The Remuneration Committee will however retain the discretion to allow the individual to retain the shares if it considers this appropriate. We anticipate that the bonus will be paid 50 per cent. as shares and 50 per cent. as cash, although the Remuneration Committee will retain discretion to change this ratio as it thinks fit.

We are seeking shareholders' approval for the DBP as it will retain flexibility to source the deferred shares either by new issue or market purchase shares. Details of the DBP are set out in Appendix 1 of this letter.

4. Long Term Incentive Plan (the "LTIP") and Executive Share Option Plan (the "ESOP")

The Company currently operates a share option plan. The share option plan allows a cumulative number of options as a multiple of salary to be awarded. Options are not therefore necessarily granted on an annual cycle. In addition, the plan includes various provisions, primarily the change of control provisions, which are not compliant with the most recent guidelines issued by the Association of British Insurers ("ABI"). The Company is aware that the option plan does not reflect current best practice and most importantly is not aligning director and shareholder interests to the best effect. Accordingly, the Remuneration Committee has recommended that the Company introduce: 1. a new performance share plan under which awards would be made on an annual or six monthly cycle (the "LTIP"). Awards would vest in three years subject to performance criteria being met, and 2. a new share option plan (the "ESOP") which we believe is consistent with current ABI guidelines in connection with awards made under a discretionary incentive plan.

It is proposed that the LTIP will be the primary incentive mechanism for the executive directors. Stretching performance criteria will be attached to the LTIP and these are detailed in Appendix 3. It is not the Remuneration Committee's current intention to use the ESOP for the executive directors. However, the Remuneration Committee recognises that circumstances in the future may mean that it is appropriate to make awards under the ESOP to directors. In this event, there would be an annual maximum level which would restrict the total number of awards that could be made under both plans in any one year. On the basis that it is not anticipated that the ESOP will be used at this time specific performance conditions have not yet been set. However, in the event that the Remuneration Committee decides to use the ESOP for an executive director in the future, we can confirm that the performance conditions will be no less stretching than those which apply to the LTIP.

In any event, other than in exceptional circumstances such as on appointment, no combined award could be made under both the LTIP and the ESOP in any one year which would exceed 200 per cent. of salary. Whilst this is the absolute maximum this will not necessarily be used in practice.

Detailed terms of both the ESOP and the LTIP are set out in Appendices 2 and 3 to this letter.

Rules for the LTIP, ESOP and DBP will be available for inspection from today during usual business hours on any weekday until after the EGM at our offices at 3, Creed Court, 5 Ludgate Hill, London EC4M 7AA and at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA for at least 15 minutes prior to and during the EGM (or any adjournment thereof).

5. Funding the share awards

Awards made under the plans would need to be funded either via a new issue of share capital or by purchasing shares in the market or by the transfer of treasury shares. Acquiring shares in the market would have a cash cost for the business, at a time when cash is critical to the business and indeed, cash management would form one of the key targets in the annual bonus arrangements. The Remuneration Committee does not consider that funding the delivery of shares under the incentive arrangements by purchasing shares in the market is in the best interests of the Company and would therefore propose to use new issue shares to satisfy awards.

In keeping with market practice in this industry, the Company has to date used share options widely throughout its workforce to reward and incentivise. Accordingly, dilution is currently 4.1 per cent. under the discretionary schemes. In order to deliver the flexibility to enable the Company to use new issue shares for the satisfaction of future share awards we are therefore proposing to merge the dilution limits.

There will therefore be an overall limit that the number of shares that can be issued under all share schemes of the Company may not exceed 10 per cent. of the issued share capital, in any ten year period. In addition, the Committee will ensure that it sets an appropriate internal policy regarding flow rates and will disclose dilution levels in the Directors' Remuneration Report. You will note (see Appendix 3 (e)) that full vesting of awards under the LTIP requires top decile performance, which is in line with ABI guidelines that the 5 per cent. dilution limit may be exceeded for more stretching performance.

We would like you to note that the Company will continue to review which funding mechanism is in the Company's best interests, however, and may consider it appropriate to use market purchase or treasury shares in the future.

The Company is asking shareholders to recognise that, at a critical time in the development of Protherics PLC, it is given approval to adopt a competitive incentive plan which is based on the delivery of shareholder value, but which is funded in a way which most efficiently supports the strategic objectives of the Company.

I hope that the above provides you with sufficient background to consider the proposals to your satisfaction prior to the EGM, but please do not hesitate to contact me if you would like to discuss any of the arrangements set out in this letter and the attached appendices.

6. Recommendation

The Directors believe that the resolutions set out in the notice of Extraordinary General Meeting at the end of this document are in the best interests of the Company and its shareholders taken as a whole and, accordingly, unanimously recommend that you vote in favour of the resolutions to be proposed at the EGM.

Yours faithfully

Stuart Michael Wallis
Chairman

APPENDIX 1

Summary of the principal terms of the proposed Protherics PLC Deferred Bonus Plan ("the DBP")

The principal terms of the Protherics PLC Deferred Bonus Plan are outlined below.

a. Operation

The DBP will be administered by the Committee. With regard to granting awards and administering the DBP for executive directors, this will be the Remuneration Committee. For the grant and administration of awards under the DBP to all other employees, the Committee will comprise the Board (or a duly authorised committee of the Board).

The DBP is discretionary and will only operate in those years that the Committee determines. Currently, it is expected that awards will be granted annually. No awards can be made under the DBP after the tenth anniversary of the date on which it is approved by the Company.

b. Eligibility

Employees and executive directors of Protherics PLC and its subsidiaries are eligible to participate in the DBP. However, awards may not be granted to any employee or executive director within 6 months of his anticipated retirement date.

The choice of which individuals are to participate in the DBP is at the discretion of the Committee.

c. Level and Form of Award

In any year awards cannot be granted to an individual with a value greater than 50 per cent. of basic salary (being the annual rate of remuneration at the end of the financial year to which the bonus relates excluding bonuses, commissions and benefits in kind). This limit can only be exceeded in exceptional circumstances at the discretion of the Committee.

Awards will vest subject to the achievement of performance conditions set at the time of grant. The Committee may waive the performance conditions in certain circumstances, subject to their replacement with equally stretching conditions. The performance measures will be based on annual targets and will be set by the Committee each year.

The Committee will determine the extent to which the award will be delivered as cash ("a Cash Award") or as an option over Company shares (an "Option Award") when the award vests.

Awards granted under the DBP may not be transferred without the prior written agreement of the Committee. No consideration is payable for the grant of the Award.

Benefits arising under the DBP will not be pensionable.

d. Grant of Option Awards

Option Awards can be granted during the 42 days following: _ the adoption of the DBP by Protherics PLC; or

_ the announcement by Protherics PLC of its final or interim results for any period; or _ the announcement or introduction of any relevant alteration to tax legislation; or _ the commencement of an eligible employee's employment with a participating company; or _ any day on which the Remuneration Committee or Board (as appropriate) determines that exceptional circumstances have arisen.

Where the Committee determines that the award will be delivered as an Option Award, the number of shares under the Option Award will be calculated by dividing the amount of the bonus by the market value of the shares of the Company as at the date on which the award vests or such other day as the Committee may determine.

e. Exercise Price

Option Awards will be granted with a nominal, or nil, exercise price or at such other price as the Remuneration Committee may determine at the date of grant.

f. Exercise of Option Awards

An Option Award will normally be exercisable two years from the date of grant and will lapse if not exercised within a period not ending later than ten years after its grant.

An unexercised Option Award will normally lapse if the award holder ceases to be employed within the Group. However, at the discretion of the Committee, Option Awards may be exercised in the event of cessation of employment.

An Option Award may be exercised in the twelve months following the death of a participant by his personal representatives subject to the satisfaction of the relevant performance conditions (unless the Committee determines otherwise).

g. Share rights and dividends

Shares allotted or transferred under the DBP will rank equally with all other ordinary shares of the Company for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). The Company will apply for the listing of any new shares allotted under the DBP.

h. Takeover, Reconstruction and Winding-Up

On a change of control, reconstruction, merger, demerger or winding-up of the Company, the Committee, in its absolute discretion, will determine the extent to which a Deferred Award may vest having regard to the length of time that it has been held and the extent to which the performance targets have been satisfied. Alternatively, if appropriate, Option Awards may be released (to the extent that they have not lapsed) in consideration for new awards, which are equivalent to the original Option Awards but over shares in the acquiring company.

i. Plan Limits

The number of shares that may be issued under the DBP and all other employees' share schemes of Protherics PLC in any ten years shall not exceed ten per cent of the issued ordinary share capital of Protherics PLC. Awards may also be satisfied by the transfer of treasury shares, in which case the percentage limit stated above will, in accordance with the current guidelines of the Association of British Insurers, apply.

j. Variation of Capital

In the event of any rights or capitalisation issue, subdivision, consolidation, demerger, reduction, other variation of share capital, or other exceptional event, the Committee may make such adjustments to the number of shares subject to awards and the price payable on the exercise of awards as they consider appropriate.

k. Alterations to the DBP

The Committee cannot alter the provisions of the DBP to the material advantage of participants or eligible employees without the approval of Protherics PLC in general meeting unless such alterations are minor and are to benefit the administration of the DBP, to take account of changes in legislation or to obtain or maintain a favourable taxation, exchange control or regulatory treatment for a group company, participant or eligible employee.

l. Overseas Employees

The Committee may grant awards to overseas employees on different terms so as to take account of relevant overseas tax, securities or exchange control laws provided that the awards are not overall more favourable than the terms of awards granted to other employees.

APPENDIX 2

Summary of the principal terms of the proposed Protherics PLC Executive Share Option Plan ("the ESOP")

a. Form

The ESOP consists of an unapproved section with a UK Inland Revenue approved addendum. The UK Inland Revenue approved addendum will allow options over shares valued up to £30,000 (valued at the time of grant) to be granted under the approved addendum. The unapproved section will allow the grant of options in excess of this limit.

b. Operation

The ESOP will be administered by the Committee. With regard to granting options and administering the ESOP for executive directors, this will be the Remuneration Committee. For the grant and administration of options to all other employees, the Committee will comprise the Board (or a duly authorised committee of the Board).

The ESOP is discretionary and will only operate in those years that the Committee determines. No options may be granted more than ten years after the ESOP is adopted.

c. Eligibility

Employees and full-time directors of Protherics PLC and any participating subsidiary are eligible to be granted options under the ESOP. Options cannot be granted to employees and directors within six months of their anticipated date of retirement unless the Committee, in its absolute discretion, determines that exceptional circumstances exist which justify the grant of options.

d. Grant of Options

The Committee will decide whether and when Protherics PLC will grant options under the ESOP. Options can be granted during the 42 days following: _ the adoption of the ESOP by Protherics PLC; or _ the date on which the approved addendum is approved by the Inland Revenue; or _ the announcement by Protherics PLC of its final or interim results for any period; or _ the announcement or introduction of any relevant alteration to tax legislation; or _ the commencement of an eligible employee's employment with a participating company; or _ any day on which the Committee determines that exceptional circumstances have arisen.

Options granted under the unapproved section may not be transferred by the eligible employee to whom they are granted without the prior written agreement of the Committee. Options granted under the approved addendum may not be transferred by the eligible employee to whom they are granted in any event. No consideration is payable for the grant of the option.

e. Option Price

The Option Price will not be less than the greater of:

_ the market value of fully paid ordinary shares in Protherics PLC on the date of grant (or the average market values on the three days immediately preceding the date of grant if the Committee so determines); and

_ if new shares are to be subscribed, their nominal value.

f. Level of Award and Performance Conditions

In any year options cannot be granted to an individual over shares with a value greater than twice annual remuneration (being the higher of the annual rate of remuneration at the date of grant excluding bonuses, commissions and benefits in kind; or the remuneration, excluding bonuses, commissions and benefits in kind paid or payable in respect of the 12 months immediately preceding the date of grant). This limit can only be exceeded in exceptional circumstances at the discretion of the Committee.

Options are exercisable at the end of the vesting period subject to the achievement of performance conditions set at the time of grant. The Committee may waive the performance conditions in certain circumstances, subject to their replacement with equally stretching conditions. Generally, the vesting period will be three years from the date of grant. The Committee will retain discretion not to set performance conditions for awards made to employees who are not executive directors.

If the conditions set at the end of time of grant are not met at the end of the performance period the options will lapse (i.e. there will be no retesting of the performance conditions).

Benefits arising under the ESOP will not be pensionable.

g. Exercise of options

Subject to satisfying performance conditions which will be imposed at grant, options will normally be exercisable three years from the date of grant and will lapse if not exercised within ten years from the date of grant.

An option will normally lapse if a participant is no longer employed by Protherics PLC or a subsidiary participating in the ESOP.

Where participants cease to be employed as a result of injury, disability, redundancy, the company or the business which employs them ceasing to be under the control of Protherics PLC, or in other circumstances at the discretion of the Committee, they may exercise their options within six months of the date of cessation to the extent that the relevant performance conditions have been met and pro-rated to reflect the shortened period of performance, (unless, in the case of unapproved options, the Committee determines otherwise). In the case of options granted under the approved addendum only, where a participant ceases employment, the exercise period may be extended at the discretion of the Remuneration Committee to a period not exceeding 42 months from the date of the grant.

On retirement (to the extent that the relevant performance conditions have been met, unless, in the case of unapproved options, the Committee determines otherwise) participants can exercise such proportion of their options as reflects the shortened period.

The personal representative(s) of a deceased option holder may exercise an option for a period of one year following his death.

In relation to options granted under the unapproved section, the Committee, in its discretion, can allow participants to take cash or shares with a market value equal to the growth in value of the shares under option between the date of grant and date of exercise.

h. Rights attaching to shares

Shares allotted or transferred under the ESOP will rank equally with all other ordinary shares of the Company for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the option). The Company will apply for the listing of any new shares allotted under the ESOP.

i. Takeover, Reconstruction and Winding-Up

On a change of control, reconstruction, merger, demerger or winding-up of the Company, the Committee, in its absolute discretion, will determine the extent to which an option may vest having regard to the length of time that it has been held and the extent to which the performance targets have been satisfied. Alternatively, if appropriate, options may be released (to the extent that they have not lapsed) in consideration for new options, which are equivalent to the original options but over shares in the acquiring company.

j. Plan Limits

The number of shares that may be issued under the ESOP and all other employees' share schemes of Protherics PLC in any ten years shall not exceed ten per cent of the issued ordinary share capital of Protherics PLC. Awards may also be satisfied by the transfer of treasury shares, in which case the percentage limit stated above will, in accordance with the current guidelines of the Association of British Insurers, apply.

k. Variation of Capital

In the event of any rights or capitalisation issue, subdivision, consolidation, demerger, reduction, other variation of share capital, or other exceptional event, the Committee may make such adjustments to the number of shares subject to options and the price payable on the exercise of options as they consider appropriate. In the case of the approved part, no adjustment can be made in the event of a demerger of Protherics PLC or other exceptional event that does not include the variation of the share capital of Protherics PLC.

l. Alterations to the ESOP

The Board cannot alter the provisions of the ESOP to the material advantage of participants or eligible employees without the approval of Protherics PLC in general meeting unless such alterations are minor and are to benefit the administration of the ESOP, to take account of changes in legislation or to obtain or maintain a favourable taxation, exchange control or regulatory treatment for a group company, participant or eligible employee.

No amendment to a key feature of the approved addendum shall take effect until such amendment has been approved by the Inland Revenue.

m. Overseas Employees

The Committee may grant options to overseas employees on different terms so as to take account of relevant overseas tax, securities or exchange control laws provided that the options are not overall more favourable than the terms of options granted to other employees.

APPENDIX 3

Summary of the principal terms of the proposed Protherics PLC Long Term Incentive Plan ("the LTIP")

The principal terms of the Protherics PLC Long Term Incentive Plan are outlined below.

a. Operation

The LTIP will be administered by the Committee. With regard to granting awards and administering the LTIP for executive directors, this will be the Remuneration Committee. For the grant and administration of awards to all other employees, the Committee will comprise the Board (or a duly authorised committee of the Board).

The LTIP is discretionary and will only operate in those years that the Committee determines. Currently, it is expected that awards will be granted in six monthly cycles, but subject to the overall annual award limits set out below.

b. Eligibility

Employees and executive directors of Protherics PLC and its subsidiaries are eligible to participate in the LTIP provided they are more than six months from their anticipated date of retirement. Awards cannot be granted to employees and directors within six months of their anticipated date of retirement unless the Committee, in its absolute discretion determines that exceptional circumstances exist which justify the grant of awards. No awards may be granted more than ten years after the LTIP is adopted.

c. Grant of Long Term Incentive Awards

The choice of which individuals are to participate in the LTIP is at the discretion of the Committee. It is intended to invite the executive directors, along with such other key senior executives as the Committee may determine to participate in the first grant of long term incentive awards under the LTIP.

Long term incentive awards granted to eligible employees will take the form of nil cost share options.

Awards can be granted during the 42 days following:

_ the adoption of the LTIP by Protherics PLC; or

_ the announcement by Protherics PLC of its final or interim results for any period; or _ the announcement or introduction of any relevant alteration to tax legislation; or _ the commencement of an eligible employee's employment with a participating company; or _ any day on which the Remuneration Committee or Board (as appropriate) determines that exceptional circumstances have arisen.

Awards granted under the LTIP may not be transferred without the prior written agreement of the Committee. No consideration is payable for the grant of the award.

d. Acquisition Price

Awards will be granted with a nominal, or nil, award price or at such other price as the Committee may determine at the date of grant. If the Company intends to use new issue shares to satisfy awards, they will have an award price equal to the aggregate nominal value of the number of shares under option.

e. Level of Award and Performance Conditions

In any year awards cannot be granted to an individual over shares with a value greater than his/her annual remuneration (being the higher of the annual rate of remuneration at the date of grant excluding bonuses, commissions and benefits in kind; or the remuneration, excluding bonuses, commissions and benefits in kind paid or payable in respect of the 12 months immediately preceding the date of grant). This limit can only be exceeded in exceptional circumstances at the discretion of the Committee.

Awards are exercisable at the end of the vesting period subject to the achievement of performance conditions set at the time of grant. The Committee may waive the performance conditions in certain circumstances, subject to their replacement with equally stretching conditions. Any change to the performance measures would be a change of policy which would be disclosed to shareholders in the Directors' Remuneration Report. Generally, the vesting period will be three years from the date of grant. It is intended that for the first award, awards will become exercisable after three years based on the following performance conditions.

Provided the Remuneration Committee is satisfied that the Company has achieved sound underlying financial performance, it is currently intended that awards will vest based on the Company's Total Shareholder Return ("TSR") against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceuticals and Biotech Index but excluding those companies in the FTSE 100 (currently Alliance UniChem plc, Astra Zeneca plc, Glaxosmithkline plc and Shire Pharmaceuticals plc). Awards will vest (on a sliding scale between each step) as follows:

Protherics PLC TSR relative to comparator group	*% of Total Award Vesting*
Upper decile	100% Upper quartile
	80% Median 30%
Below Median	Nil

Measuring the Company's performance against these comparators recognises the importance for shareholders that the Company outperforms its sector and reflects the importance of the Company's aim of sustainable share price growth. TSR means the Total Shareholder Return of the Company (being share price appreciation combined with the value of reinvested dividends) measured on such assumptions and basis and averaged over such period as the Committee determines. TSR will normally be averaged across a period of three months before the date of the award and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance but in any event this will not be more than six months or less than one month. This is in keeping with normal market practice and is a practical adjustment to smooth out the impact of short-term market influences and to provide a more robust measure of the performance of the Group.

For the avoidance of doubt, there will be no retesting of any of the performance conditions. Benefits arising under the LTIP will not be pensionable.

f. Exercise of Awards

Subject to satisfying the performance conditions, awards will normally be exercisable three years from the date of grant and will lapse if not exercised within a period ending not later than ten years after its grant.

An unvested award will normally lapse if the award holder ceases to be employed within the Group. However, there is discretion to allow awards to be exercised in exceptional circumstances to the extent that the Committee determines, subject to the satisfaction of the relevant performance conditions and pro-rated to reflect the shortened period of performance (unless the Committee determines otherwise).

An award may be exercised in the twelve months following the death of a participant by his personal representatives subject to the satisfaction of the relevant performance conditions (unless the Committee determines otherwise).

g. Share rights and dividends

Shares allotted or transferred under the LTIP will rank equally with all other ordinary shares of the Company for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). The Company will apply for the listing of any new shares allotted under the LTIP.

Dividends will accrue (in the form of additional share rights) on unvested shares in the LTIP in order to further align the position of participants and shareholders.

h. Takeover, Reconstruction and Winding-Up

On a change of control, reconstruction, merger, demerger or winding-up of the Company, the Committee, in its absolute discretion, will determine the extent to which an award may vest having regard to the length of time that it has been held and the extent to which the performance targets have been satisfied. Alternatively, if appropriate, awards may be released (to the extent that they have not lapsed) in consideration for new awards, which are equivalent to the original awards but over shares in the acquiring company.

i. Plan Limits

The number of shares that may be issued under the LTIP and all other employees' share schemes of Protherics PLC shall not exceed ten per cent of the issued ordinary share capital of Protherics PLC in any ten years. Awards may also be satisfied by the transfer of treasury shares, in which case the percentage limit stated above will, in accordance with the current guidelines of the Association of British Insurers, apply.

j. Variation of Capital

In the event of any rights or capitalisation issue, subdivision, consolidation, demerger, reduction, other variation of share capital, or other exceptional event, the Committee may make such adjustments to the number of shares subject to awards and the price payable on the exercise of awards as they consider appropriate.

k. Alterations to the Plan

The Committee cannot alter the provisions of the LTIP to the material advantage of participants or eligible employees without the approval of Protherics PLC in general meeting unless such alterations are minor and are to benefit the administration of the LTIP, to take account of changes in legislation or to obtain or maintain a favourable taxation, exchange control or regulatory treatment for a group company, participant or eligible employee.

l. Overseas Employees

The Committee may grant awards to overseas employees on different terms so as to take account of relevant overseas tax, securities or exchange control laws provided that the awards are not overall more favourable than the terms of awards granted to other employees.

PROTHERICS PLC

(the "Company")

(incorporated in England and Wales with registered number 02459087)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London, EC2A 2HA on 27 January 2005 at 4.00 p.m., for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions.

ORDINARY RESOLUTIONS

1(a) THAT the rules of the Protherics PLC Deferred Bonus Plan ("the DBP") the principal features of which are summarised in Appendix 1 of the Chairman's letter contained in the Circular dated 11 January 2005 (a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification) be and are hereby approved and adopted and the directors of the Company be and are hereby authorised to do all things necessary or expedient to carry the DBP into effect including the making of further or consequential amendments thereto.

1(b) THAT the directors of the Company be authorised to establish further plans based on the DBP but modified to take account of local tax, exchange control or securities laws, regulations or practice, in overseas jurisdictions provided that the shares made available under such further plans are treated as counting towards the limits on individual or overall participation in the DBP.

2(a) THAT the rules of the Protherics PLC Executive Share Option Plan ("the ESOP") the principal features of which are summarised in Appendix 2 to the Chairman's letter contained in the Circular dated 11 January 2005 (a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification) be and are hereby approved and adopted and the directors of the Company be and are hereby authorised to do all things necessary or expedient to carry the ESOP into effect including the making of further or consequential amendments thereto, in particular as may be required to obtain Inland Revenue approval to the UK Approved Addendum to the ESOP.

2(b) THAT the directors of the Company be authorised to establish further plans based on the ESOP but modified to take account of local tax, exchange control or securities laws, regulations or practice, in overseas jurisdictions provided that the shares made available under such further plans are treated as counting towards the limits on individual or overall participation in the ESOP.

3(a) THAT the rules of the Protherics PLC Long Term Incentive Plan ("the LTIP") the principal features of which are summarised in Appendix 3 to the Chairman's letter contained in the Circular dated 11 January 2005 (a draft of which is produced to the meeting and initialled by the Chairman for the purposes of identification) be and are hereby approved and adopted and the directors of the Company be and are hereby authorised to do all things necessary or expedient to carry the LTIP into effect including the making of further or consequential amendments thereto.

3(b) THAT the directors of the Company be authorised to establish further plans based on the LTIP but modified to take account of local tax, exchange control or securities laws, regulations or practice, in overseas jurisdictions provided that the shares made available under such further plans are treated as counting towards the limits on individual or overall participation in the LTIP.

By order of the Board
and Technical Park
Company Secretary

Registered Office: B M Riley

The Heath Business

Runcorn Cheshire WA7
4QF

11 January 2005

Notes:

1. A member entitled to attend and vote at the meeting is also entitled to appoint a proxy or proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.
2. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders entered in the register of members of the Company no later than the close of business on 25 January 2005 shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after the close of business on 25 January 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.
3. A Form of Proxy is enclosed for your use. To be valid the Form of Proxy, together with any power of attorney or other written authority under which it is signed, must be lodged with the Company's registrars, Neville Registrars Limited at Neville House, 18 Laurel Lane, Halesowen, West Midlands, B63 3DA, by 4.00 p.m. on 25 January 2005 or, in the case of an adjourned meeting, not later than 48 hours before the time appointed for the holding of any adjourned meeting.
4. Completing and returning a Form of Proxy will not prevent a member from attending in person at the meeting and voting should he/she so wish.